     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2000
                                                     REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM F-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

              HYDROGENICS CORPORATION -- CORPORATION HYDROGENIQUE
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             CANADA                              3629                          NOT APPLICABLE
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER IDENTIFICATION
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)                   NO.)

                            ------------------------
                               100 CASTER AVENUE
                          WOODBRIDGE, ONTARIO L4L 5Y9
                                     CANADA
                              TEL: (905) 851-8866
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                             CT CORPORATION SYSTEM
                               111 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10011
                                 UNITED STATES
                                 (212) 894-8940
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

      MARK L. MANDEL, ESQ.               MARK A. TRACHUK, ESQ.           WILLIAM P. ROGERS JR., ESQ.
 BROBECK, PHLEGER & HARRISON LLP     OSLER, HOSKIN & HARCOURT LLP          CRAVATH, SWAINE & MOORE
    1633 BROADWAY, 47TH FLOOR          ONE FIRST CANADIAN PLACE                WORLDWIDE PLAZA
    NEW YORK, NEW YORK 10019           TORONTO, ONTARIO M5X 1B8               825 EIGHTH AVENUE
          UNITED STATES                         CANADA                    NEW YORK, NEW YORK 10019
       TEL: (212) 581-1600                TEL: (416) 862-4749                   UNITED STATES
                                                                             TEL: (212) 474-1270

                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

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TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED    PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)      AMOUNT OF REGISTRATION FEE
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Common Shares..........................                               $100,000,000                               $26,400
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(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o).

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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                                EXPLANATORY NOTE

     The prospectus relating to common shares registered hereby to be offered in the United States (U.S. Prospectus) is set forth following this page. The prospectus relating to common shares registered hereby to be offered in Canada (Canadian Prospectus) will consist of certain alternate pages to pages in the U.S. Prospectus and the balance of the pages included in the U.S. Prospectus for which no alternate pages are provided. The U.S. Prospectus and the Canadian Prospectus are substantially identical except that they contain different front and back cover pages and the Canadian Prospectus contains additional sections under the captions "Eligibility for Investment," "Material Contracts," "Purchasers' Statutory Rights," "Certificate of the Company" and "Certificate of the Underwriters." The form of U.S. Prospectus is included herein.

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JULY   , 2000

P R O S P E C T U S

                                              SHARES

                                HYDROGENICS LOGO

                                 COMMON SHARES
                               ------------------
     We are selling           common shares. The underwriters named in this
prospectus may purchase up to           additional common shares from us to
cover over-allotments.

     This is the initial public offering of our common shares. We currently
expect the initial public offering price to be between $          and
$          per share. We intend to apply to have our common shares included for quotation on the Nasdaq National Market under the symbol "HYGS" and to have them listed on The Toronto Stock Exchange under the symbol "HYG."

                               ------------------

     INVESTING IN OUR COMMON SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                              PER SHARE     TOTAL
                                                              ---------    --------
Initial Public Offering Price                                 $            $
Underwriting Commission                                       $            $
Proceeds to Hydrogenics Corporation (before expenses)         $            $

     The underwriters are offering the common shares subject to various conditions. The underwriters expect to deliver the common shares to purchasers
on or about             , 2000.

                               ------------------

SALOMON SMITH BARNEY

                          CIBC WORLD MARKETS
                                                   BMO NESBITT BURNS
            , 2000.

     [A fold-out; the front inside cover shows a diagram of a PEM fuel cell; the Hydrogenics Corporation logo at the top of the page with the following text below it: "We make fuel cells work." Photographs of the following items appear from left to right across the top of the page: a HyTEF Premium Power System and PEM fuel cell stacks. The bottom of the page shows two photographs: an FCATS and an FCATS Screener.

     The back inside cover shows photographs, and screen shots; the Hydrogenics Corporation logo, at the top of the page. The following appear from top to bottom: a photograph of an FCAT-LAA operating a Large Active Area PEM Fuel Cell single cell configuration; a 2KW Portable Power Generator; two sample screen shots from FCATS proprietary software; and a Large Active Area PEM fuel cell single cell configuration.]

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE SUCH AN OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.
                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Enforcement of Civil Liabilities Against Foreign Persons....   ii
Exchange Rates..............................................   ii
Presentation of Financial and Other Information.............   ii
Prospectus Summary..........................................    1
Risk Factors................................................    6
Forward-Looking Statements..................................   18
Use of Proceeds.............................................   19
Dividend Policy.............................................   19
Capitalization..............................................   20
Dilution....................................................   21
Selected Financial Data.....................................   22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   24
Business....................................................   29
Management..................................................   43
Certain Transactions........................................   50
Principal Shareholders......................................   51
Description of Capital Stock................................   52
Shares Eligible for Future Sale.............................   53
Income Tax Consequences.....................................   55
Underwriting................................................   60
Legal Matters...............................................   63
Experts.....................................................   63
Where You Can Find More Information.........................   63
Index to Financial Statements...............................  F-1

                            ------------------------

     UNTIL                , 2000, ALL DEALERS THAT BUY, SELL OR TRADE OUR COMMON
SHARES IN THE UNITED STATES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS, AND IS IN ADDITION TO THE DELIVERY OBLIGATIONS OF DEALERS SUBJECT TO CANADIAN SECURITIES LAWS.

     UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES TO "HYDROGENICS," "THE COMPANY," "WE," "US" AND "OUR" REFER TO HYDROGENICS CORPORATION/CORPORATION HYDROGENIQUE.
                            ------------------------

     WE HAVE APPLIED FOR REGISTRATION OF THE TRADEMARKS "HYDROGENICS," "FCATS," "FCAVS," "HYTEF," "HYAL," "SCREENER," "POTENZ" AND "MREF" IN CANADA. ALL OTHER TRADEMARKS OR SERVICE MARKS APPEARING IN THIS PROSPECTUS ARE THE TRADEMARKS OR SERVICE MARKS OF THEIR RESPECTIVE OWNERS.
                            ------------------------

            ENFORCEMENT OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

     We are a corporation organized under the laws of Canada. All of our directors and officers, as well as certain experts named in this prospectus, reside principally in Canada. In addition, all or a substantial portion of our assets and the assets of these persons are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for you to enforce against us or them in the United States, judgments obtained from U.S. courts based upon the civil liability provisions of the U.S. Federal securities laws or other laws of the United States. In addition, investors should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States. Therefore, it may not be possible to enforce those actions against us, our directors and officers or the experts named in this prospectus.

                                 EXCHANGE RATES

     As of July 27, 2000, the noon buying rate in New York City for cable transfers in Canadian dollars was Cdn.$1.00 equals U.S. $0.6797. The following table sets forth, for each period presented, the high and low exchange rates, the average of the exchange rates on the last day of each month during the period indicated, and the exchange rates at the end of the period indicated for one Canadian dollar expressed in U.S. dollars, based on the inverse of the noon buying rate for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

                                         YEAR ENDED DECEMBER 31,                   THREE MONTHS
                           ---------------------------------------------------    ENDED MARCH 31,
                            1995       1996       1997       1998       1999           2000
                           -------    -------    -------    -------    -------    ---------------
End of period............  $0.7323    $0.7301    $0.6999    $0.6504    $0.6925        $0.6879
Average for period.......  $0.7306    $0.7329    $0.7198    $0.6714    $0.6744        $0.6887
High for period..........  $0.7527    $0.7513    $0.7467    $0.7105    $0.6925        $0.6969
Low for period...........  $0.7023    $0.7235    $0.6945    $0.6341    $0.6535        $0.6790

     Unless stated otherwise, all references to "$" or "U.S.$" in this prospectus refer to United States dollars and all references to "Cdn.$" refer to Canadian dollars.

                PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     Unless we indicate otherwise, financial information in this prospectus has been prepared in accordance with Canadian generally accepted accounting principles, or GAAP. Canadian GAAP differs in some significant respects from U.S. GAAP and thus our financial statements may not be comparable to the financial statements of U.S. companies. The principal differences as they apply to us are summarized in note 16 of our financial statements for the years ended December 31, 1999 and 1998 and note 7 of our unaudited interim financial statements for the three month periods ended March 31, 2000 and 1999, included elsewhere in this prospectus.

     Our functional currency is the Canadian dollar. Effective December 31, 1999, we adopted the U.S. dollar as our reporting currency and the financial information included in this prospectus for 1999 and prior years has been presented in U.S. dollars in accordance with a translation of convenience method using the exchange rate at December 31, 1999, as set forth in note 2 of our financial statements for the years ended December 31, 1999 and 1998 and note 2 of our unaudited interim financial statements for the three month periods ended March 31, 2000 and 1999. For periods subsequent to December 31, 1999, Canadian dollar amounts have been translated into U.S. dollars using the current rate method, as set forth in note 2 of our financial statements for the years ended December 31, 1999 and 1998 and note 2 of our unaudited interim financial statements for the three month periods ended March 31, 2000 and 1999.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. Before deciding to invest in our common shares, you should carefully read this entire prospectus, including the section entitled "Risk Factors."

                                  OUR COMPANY

     We are recognized as the leading provider of industrial-grade proton-exchange membrane (PEM) fuel cell automated test stations, and we currently are designing and developing PEM fuel cell systems and subsystems for commercial applications. A PEM fuel cell system is an environmentally clean power generator that produces electricity through an electrochemical reaction of hydrogen and oxygen with the only by-products being heat and water.

     We are currently selling test stations and fuel cell system components to automotive companies, fuel cell developers, component suppliers and government agencies, including General Motors Corporation, Plug Power Inc., H Power Corp., Minnesota Mining and Manufacturing Company (3M), W.L. Gore & Associates, Inc., Johnson Matthey plc and the United States Army.

     Through the development of our proprietary Fuel Cell Automated Test Stations, or FCATS, we have gained significant expertise in the manufacture and design of components and subsystems used to control and operate PEM fuel cell systems. These components and subsystems, which we refer to as "balance of plant," regulate a fuel cell system and optimize performance by simulating, monitoring and controlling key parameters such as power load, temperature, pressure, humidification and potential contaminants in the system. We believe that there is a significant market opportunity to provide balance of plant components and subsystems to fuel cell system developers as broad commercial markets for fuel cells develop. We also design near ambient-pressure multi-kW PEM fuel cell stacks and have experience operating a diverse range of fuel cell stack designs.

     We are currently applying our balance of plant expertise, stack design capabilities and operating experience to develop fully integrated fuel cell systems. We are developing premium power fuel cell systems designed for use in situations that require reliable, uninterrupted power regardless of the environment, such as in remote and extreme weather locations or for military applications. For example, we are developing what we believe is the first premium power near ambient-pressure, air-breathing PEM fuel cell system designed to operate at -40(degrees)C. In addition, we are developing fuel cell systems for portable premium power applications, such as a military device that detects chemical and biological agents in the field. We plan to demonstrate initial units of our premium power fuel cell systems in the second half of 2000. Over the longer term, we will be developing commercial fuel cell systems for the broad transportation, stationary and portable markets, including regenerative fuel cell systems that can both generate electricity and produce hydrogen fuel from water and store it for later use in powering the fuel cell.

                MARKET OPPORTUNITIES FOR OUR FUEL CELL PRODUCTS

     We believe that a number of trends are focusing attention on the use of PEM fuel cells as an attractive alternative method of power generation. As a result, automotive companies, fuel cell developers, component suppliers and others are currently spending significant amounts of capital developing their own fuel cell programs. We believe that test stations, such as our FCATS and FCAVS products, will be an essential component of many of these programs in both the development stages and the manufacturing process as broad commercial markets develop. Trends that will influence the penetration of PEM fuel cells into broad commercial markets include:

     - Increasing demand for continuous and reliable power, which is partially attributable to the proliferation of computers, the Internet, communication networks and advanced electronics devices;

     - Deregulation in the energy industry, which is likely to expand the market for alternative power technologies;

     - Operational efficiencies and other advantages of fuel cells over traditional power technologies; and

     - Environmental concerns regarding conventional power technologies, including combustion-based power generation and lead-acid batteries.

     We are principally targeting our products at the transportation, stationary and portable power markets:

     - TRANSPORTATION: We believe that the opportunities in this market include the supply of test stations, balance of plant and fuel cell systems for utility vehicles such as underground mining vehicles and forklift trucks, and retooling of machinery for vehicle production.

     - STATIONARY: We believe that the opportunities in this market include the supply of test stations and fuel cell systems for commercial markets, including primary power generators for buildings, factories and hospitals and backup power generators for computers, Internet service providers, communications networks and commercial facilities.

     - PORTABLE: We believe that the opportunities in this market include the supply of test stations and fuel cell systems for portable power generation, scientific and environmental monitoring, remote and extreme weather power generation, control instrumentation at remote sites, auxiliary power, portable electronic devices such as laptop computers and cellular telephones, and other specialty applications.

                             OUR BUSINESS STRATEGY

     We have implemented the following business strategy to further our goal of being a leading designer and provider of commercial PEM fuel cell systems, subsystems and test stations.

     INITIALLY TARGET NEAR TERM MARKET OPPORTUNITIES. In order to develop early commercial markets for our test stations and fuel cell system technology, we are initially focusing on customers that presently have substantial testing and diagnostic requirements, such as General Motors Corporation, or those that have a need for premium power, such as customers in remote or extreme weather locations.

     EXPAND INTO BROADER MARKETS. Over the longer term, our principal strategy is to develop our proprietary fuel cell technology for the transportation, stationary and portable markets and to expand our premium power technology into broader commercial markets.

     ESTABLISH KEY CUSTOMER AND STRATEGIC RELATIONSHIPS. We seek to establish customer-focused, service-oriented relationships with key customers and manufacturing, marketing and distribution alliances with potential strategic partners.

     DEVELOP AND EXPLOIT OUR TECHNOLOGICAL LEADERSHIP ACROSS OUR TARGET
MARKETS. We intend to continue to develop and exploit our technology, knowledge and expertise across our three principal target markets.

     FOCUS ON OVERALL SYSTEM DESIGN, COMPONENT AND SUBSYSTEM INTEGRATION, FINAL ASSEMBLY AND QUALITY CONTROL. We believe that our balance of plant expertise provides us with a significant technological advantage over most of our competitors in the design, assembly and integration of PEM fuel cell systems.

     DEVELOP AND ACQUIRE COMPLEMENTARY TECHNOLOGIES. We believe that developing and acquiring complementary technologies can accelerate our market penetration.
                            ------------------------

     We are incorporated under the laws of Canada. Our principal executive offices are located at 100 Caster Avenue, Woodbridge, Ontario, Canada L4L 5Y9, and our telephone number is (905) 851-8866.
                            ------------------------

                                  THE OFFERING

Common shares offered................................       common shares
Common shares to be outstanding after this
  offering...........................................       common shares
Use of proceeds......................................  For research and product development, capital expenditures, sales and marketing expenses,
                                                       potential acquisitions and investments and
                                                       general corporate purposes. See "Use of
                                                       Proceeds."
Proposed Nasdaq National Market symbol...............  HYGS
Proposed Toronto Stock Exchange symbol...............  HYG

     The information set forth above is based on common shares outstanding as of March 31, 2000 and excludes the following:

     - outstanding options as of the date of this prospectus to purchase 538,400 common shares under our stock option plan at a weighted average exercise price of $2.29 per share; and

     - common shares issued upon the exercise of stock options after March 31, 2000.
                            ------------------------

     Unless we state otherwise, the information in this prospectus:

     - assumes no exercise of the underwriters' over-allotment option;

     - gives effect to a 0.9375 for one share consolidation of our common shares effected on January 21, 2000; and

     - gives effect to the conversion of 750,000 Series A preferred shares and 510,500 Series B preferred shares into an aggregate of 1,260,500 common shares, which will occur automatically upon the closing of this offering.

                             SUMMARY FINANCIAL DATA

     Our financial statements are prepared in accordance with Canadian generally accepted accounting principles. These principles conform in all material respects with U.S. generally accepted accounting principles except as disclosed in note 16 of our financial statements for the years ended December 31, 1999 and 1998 and note 7 of our unaudited interim financial statements for the three month periods ended March 31, 2000 and 1999. You should read the following summary financial data with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes appearing elsewhere in this prospectus.

                                                                                THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                 MARCH 31,
                                       ------------------------------------   -----------------------
                                          1997         1998         1999         1999         2000
                                       ----------   ----------   ----------   ----------   ----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Canadian GAAP:
Revenues.............................  $       97   $      665   $    2,674   $      276   $    1,650
Gross profit.........................          25          250          569           52          414
Income (loss) from operations........           3          113         (145)        (119)        (104)
Net income (loss)....................  $       (1)  $       99   $     (209)  $     (121)  $     (147)
                                       ==========   ==========   ==========   ==========   ==========
Basic and fully diluted earnings
  (loss) per share...................  $    (0.00)  $     0.04   $    (0.07)  $    (0.04)  $    (0.05)
                                       ==========   ==========   ==========   ==========   ==========
Shares used in computing basic and
  fully diluted earnings (loss) per
  share..............................   2,812,500    2,812,500    2,812,500    2,812,500    2,812,500
Pro forma earnings (loss) per
  share..............................  $    (0.00)  $     0.04   $    (0.04)  $    (0.03)  $    (0.02)
                                       ==========   ==========   ==========   ==========   ==========
U.S. GAAP:
Net income (loss)....................               $       96   $     (165)  $      (98)  $   (1,093)
                                                    ==========   ==========   ==========   ==========
Basic and fully diluted earnings
  (loss) per share...................               $     0.03   $    (0.08)  $    (0.04)  $    (0.41)
                                                    ==========   ==========   ==========   ==========
Pro forma earnings (loss) per
  share..............................               $     0.03   $    (0.05)  $    (0.03)  $    (0.28)
                                                    ==========   ==========   ==========   ==========

     Pro forma earnings (loss) per share has been computed assuming the conversion of 750,000 Series A preferred shares and 510,500 Series B preferred shares, as of the beginning of the periods presented or at the date of issuance if later, into an aggregate of 1,260,500 common shares, which will occur automatically upon the closing of this offering. Although the Canadian dollar is our functional currency, we have adopted the U.S. dollar as our reporting currency. See note 2 of our financial statements for the years ended December 31, 1999 and 1998 and note 2 of our unaudited interim financial statements for the three month periods ended March 31, 2000 and 1999.

                                                                    AS OF MARCH 31, 2000
                                                             -----------------------------------
                                                                                    PRO FORMA AS
                                                             ACTUAL    PRO FORMA      ADJUSTED
                                                             ------    ---------    ------------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Canadian GAAP:
Cash and cash equivalents..................................  $2,787     $2,787
Working capital............................................   4,043      4,043
Total assets...............................................   6,160      6,160
Total shareholders' equity.................................     332      4,435

U.S. GAAP:
Total shareholders' equity (deficiency)....................    (193)     4,435

     The pro forma financial information in the table above gives effect as of March 31, 2000 to the conversion of 750,000 Series A preferred shares and 510,500 Series B preferred shares into 1,260,500 common shares which will occur automatically upon the closing of this offering. The pro forma as adjusted numbers in the table above are adjusted to give effect to the conversion of preferred shares into common shares as described in the previous sentence and in addition, to give effect to our receipt of the net proceeds from the sale of common shares offered by us in this offering at the estimated
initial public offering price of $     per share after deducting the
underwriting commissions and estimated offering expenses payable by us. See "Use of Proceeds," "Capitalization" and "Underwriting."

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before purchasing our common shares. If any of the following risks occur, our business, operating results and financial condition could be materially adversely affected, the trading price of our common shares could decline and you may lose all or part of your investment.

                      RISK FACTORS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY FOR YOU TO CONSIDER IN EVALUATING OUR BUSINESS.

     We commenced operations of our fuel cell business in 1995 and since that time have been engaged principally in research and development relating to fuel cell systems and the manufacture and sale of fuel cell testing equipment. Accordingly, there is only a limited basis upon which you can evaluate our business, performance to date and prospects. Part of our long-term strategy is to sell fuel cell systems and subsystems primarily into the transportation, stationary and portable power markets. We have not yet begun to manufacture commercial fuel cell products for any of these markets in significant quantities. In light of the foregoing, you should not rely on our historical results of operations as indications of future performance.

OUR FUEL CELL BUSINESS IS AT THE DEVELOPMENT STAGE AND OUR FUTURE IS UNCERTAIN.

     We have only been engaged in our fuel cell business for a short period of time and are still in the developmental stage. You should consider the challenges, expenses and difficulties that we will face as a developing company seeking to design, develop and manufacture new products in each of our proposed markets. The uncertainty of our future performance and the uncertainties of our operating in new and expanding markets increase the risk that the value of your investment will decline.

     We have a shareholders' deficit of approximately $254,000 as of March 31, 2000, as determined in accordance with U.S. generally accepted accounting principals, and we may never sustain profitability. Our current business strategy is to expand significantly our development and manufacture of PEM fuel cell products and to market these products in the transportation, stationary and portable markets. In so doing, we will incur significant expenditures for research and development, expansion of our manufacturing capabilities, general administrative and sales and marketing expenses. As a result of these increased costs, we will need to generate significantly higher revenues to achieve and sustain profitability. Since we began conducting our fuel cell business in 1995, we have generated approximately $5.2 million in revenues through March 31, 2000. We anticipate a net loss for the year 2000 and we may continue to incur losses beyond 2000. We cannot be certain that we will realize sufficient revenues or margins to sustain our business.

WE MAY NEVER COMPLETE THE DEVELOPMENT OF COMMERCIALLY VIABLE FUEL CELL PRODUCTS.

     We do not know when or whether we will successfully complete research and development of commercially viable fuel cell products for any of our target markets. Our future success depends on our ability to develop and sell fuel cell products. We must develop or acquire access to substantial technological advances to be incorporated into our products, particularly in the areas of fuel processing and systems integration, before we will be able to produce commercially viable products other than fuel cell testing stations. We will be unable to meet our business and growth objectives if we do not produce these other products.

WE MUST LOWER THE COST OF OUR FUEL CELL PRODUCTS AND DEMONSTRATE THEIR RELIABILITY.

     Fuel cells currently cost significantly more than many established competing technologies, such as internal combustion engines and batteries. If we are unable to produce fuel cell products that are comparable to competing technologies in terms of price, reliability and longevity, consumers will be unlikely to buy our fuel cell products.

     The price of fuel cell products is dependent largely on material and manufacturing costs. We cannot guarantee that we will be able to lower these costs to the level where we will be able to produce a competitive product or that any product produced using lower cost materials and manufacturing processes will not suffer from a reduction in performance, reliability and longevity.

WE MAY BE UNABLE TO RAISE ADDITIONAL CAPITAL TO PURSUE OUR COMMERCIALIZATION PLANS AND MAY BE FORCED TO DISCONTINUE PRODUCT DEVELOPMENT, REDUCE OUR SALES AND MARKETING EFFORTS OR FOREGO ATTRACTIVE BUSINESS OPPORTUNITIES.

     We may not have sufficient capital to fund our operations and we may not be able to raise additional capital. Either of these outcomes could adversely affect our ability to respond to competitive pressures or prevent us from conducting all or a portion of our planned operations. We expect that the net proceeds from this offering and cash on hand will be sufficient to meet our working capital and capital expenditure needs for the next 24 months. After that, we may need to raise additional funds through financing which may not be available on acceptable terms, if at all. We may also require additional capital to acquire or invest in complementary businesses or products or obtain the right to use complementary technologies. The development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities. If we issue additional equity securities in order to raise funds, your ownership percentage of our company will be reduced.

WE CURRENTLY DO NOT HAVE A SIGNIFICANT STRATEGIC PARTNER.

     One of our leading competitors in the market for transportation-related fuel cells has a well-established relationship with two leading automobile manufacturers, which is a significant competitive advantage because it provides this competitor with preferred access to broad market opportunities. Similarly, competitors in the stationary power market have strategic relationships with leading suppliers of power generation technology and electric utilities. We do not currently have any similar strategic relationships and, if similar relationships do not develop, we may not have access to similar broad market opportunities. Furthermore, due to the developing nature of our industry, forming alliances and gaining membership in industry consortiums may become important to our success. If we are unable to form such alliances or gain membership to any industry consortiums of which our competitors are members, our access to broad market opportunities may be similarly impeded.

WE CURRENTLY FACE AND WILL CONTINUE TO FACE SIGNIFICANT COMPETITION.

     Our products currently face and will continue to face significant competition. New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete. Other companies, many of which have substantially greater resources than we, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, our products and technologies. They also may be better able to market, promote and advertise their products. To the extent that they already have name recognition, their products may enjoy greater initial market acceptance among our potential customers. We also expect that several of these competitors will be able to deliver competing products to the market before we will. To the extent that any one of our competitors does so, it could limit our ability to gain market share or market acceptance for our products, which could harm our revenues and impair our ability to expand our business. These competitors may also be better able than we to adapt quickly to customers' changing demands and to changes in technology.

     A number of corporations, national laboratories and universities in the United States, Canada, Europe, Japan and elsewhere possess fuel cell technology and are actively engaged in the development and manufacture of fuel cells and fuel cell products. Each of these competitors has the potential to capture market share in various markets, which could harm our position in the industry and our financial results.

     As the fuel cell has the potential to replace existing power sources, competition for our products will come from current power technologies, from improvements to current power technologies and from new alternative power technologies, including other types of fuel cells. Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines as well as coal, oil and nuclear powered generators. Additionally, there are competitors working on developing technologies including other types of fuel cells and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines which may compete for our target customers.

     We also face competition in the market for our fuel cell test stations. In addition to a number of companies that currently manufacture fuel cell test stations, most large fuel cell developers and original equipment manufacturers have some degree of internal test station development. Any of these companies may compete with us for customers.

WE HAVE NO EXPERIENCE MANUFACTURING FUEL CELL PRODUCTS ON A LARGE SCALE BASIS.

     To date, we have focused primarily on research and development and have no experience manufacturing fuel cell products on a large scale basis. In order to produce fuel cell products at affordable prices we will have to manufacture a large volume of fuel cell products. We do not know whether or when we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market our fuel cell products. Even if we are successful in developing our manufacturing capabilities and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers and the market. Our failure to develop these manufacturing processes and capabilities in a timely manner could harm our business and financial results.

WE ARE DEPENDENT ON THIRD PARTY SUPPLIERS FOR KEY MATERIALS AND COMPONENTS FOR OUR PRODUCTS.

     We rely upon third party suppliers to provide materials and components for our fuel cell products. A supplier's failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, would harm our ability to manufacture our fuel cell products. To the extent that we are unable to develop and patent our own technology and manufacturing processes, and to the extent that the processes which our suppliers use to manufacture the materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect our ability to produce viable fuel cell products or could raise our cost of producing fuel cell products to a level where it would no longer be profitable to produce such products.

WE WILL NEED TO RELOCATE TO NEW MANUFACTURING FACILITIES IN THE FUTURE.

     We currently have only limited production facilities that are not capable of producing fuel cell products on a large-scale basis. We intend to move to a new facility in the near future in order to meet our production goals. If our business grows more quickly than we anticipate, our new manufacturing facility will quickly become inadequate and we may need to seek out new or additional space at considerable cost to us. If our business does not grow as quickly as we expect, our new manufacturing facility would in part represent excess capacity for which we may not recover the cost; in that circumstance, our revenues may be inadequate to support our committed costs and our planned growth, and our profitability and business strategy would suffer. If we encounter delays in moving to our new manufacturing facility, in obtaining and installing the necessary equipment or in hiring and training personnel to commence manufacturing on a large scale basis, we will not be able to fill customer orders or profitably manufacture our various fuel cell products.

WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE THE EXPANSION OF OUR OPERATIONS.

     The location, equipping and establishment of manufacturing operations at our new facility will place significant demands on our managerial, technical, financial and other resources. We will be required to make significant investments in our engineering and logistics systems and our financial and management information systems as well as retaining, motivating and effectively managing our employees. There can be no assurance that our management skills and systems currently in place will enable us to implement our strategy or enable us to attract and retain skilled management and production personnel. Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our business, financial condition and ability to achieve profitability.

WE COULD BE LIABLE FOR ENVIRONMENTAL COSTS AND DAMAGES RESULTING FROM OUR RESEARCH, DEVELOPMENT AND FUTURE MANUFACTURING OPERATIONS.

     Our business is subject to numerous U.S. and Canadian laws, regulations and policies relating to the protection of the environment. These requirements, and enforcement of these requirements, may become more stringent in the future. We cannot assure you that we have been, or will be at all times, in compliance with these requirements, and we may be required to make significant unanticipated capital and operating expenditures in connection with these requirements. Non-compliance could subject us to material liabilities, such as government fines and penalties, revocation of operating permits, third party lawsuits or the suspension of operations. Our business, which includes the use and storage of hazardous substances, exposes us to the risk of harmful substances escaping into the environment, which may result in personal injury or loss of life, damage to or contamination of the environment, and natural resource damages. In addition, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental liabilities, and in some instances, we may not be reimbursed at all.

WE ARE DEPENDENT ON THE SUCCESSFUL MARKETING AND SALES EFFORTS OF THIRD PARTIES.

     To be commercially useful, some of our fuel cell products must be integrated into products manufactured by other manufacturers. Our success in growing our revenues and achieving profitability is therefore dependent in part upon the successful marketing and sales efforts of third parties and upon their designing and engineering their products to be compatible with our own. Our success also depends upon our ability to make our products compatible with the products of these manufacturers. We cannot assure you that these manufacturers will manufacture appropriate products or, if they do, that they will choose to use our fuel cell products. Any integration, design, manufacturing or marketing problems encountered by these manufacturers could adversely affect our business.

POTENTIAL FLUCTUATIONS IN OUR FINANCIAL RESULTS MAKE FINANCIAL FORECASTING DIFFICULT.

     We expect our revenues and operating results to vary significantly from quarter to quarter. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a business customer and the first receipt of revenue from sales to that customer. Our products are highly-engineered and expensive to produce and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span quarterly periods. Further, we generally recognize revenues on a percentage-of-completion basis. Under this accounting method, revenues are recognized on a pro rata basis in relation to contract costs incurred. As costs may vary significantly from quarter to quarter depending on the stage of development of the project, quarter to quarter comparisons of our revenues and operating results may not be meaningful.

     In addition, due to our early stage of development, we cannot predict our future revenues or results of operations accurately. Our management does not have experience running a public company, and in one or more future quarters our operating results could fall below the expectations of securities analysts and investors. If this happens, the trading price of our common shares could be materially adversely affected.

WE MAY BE EXPOSED TO EXCHANGE RATE FLUCTUATIONS.

     Exchange rate fluctuations may cause fluctuations in our quarterly results. We transact business internationally in multiple currencies. In particular, a significant portion of our cost of revenues consists of materials purchased in U.S. dollars, which is only partially offset by revenues generated in U.S. dollars. We do not currently engage in any hedging transactions related to our exchange rate risk.

WE MAY ACQUIRE TECHNOLOGIES OR COMPANIES IN THE FUTURE AND THESE ACQUISITIONS COULD DISRUPT OUR BUSINESS AND DILUTE YOUR HOLDINGS IN US.

     We may acquire technologies or companies in the future. Entering into an acquisition entails many risks, any of which could materially harm our business, including:

     - diversion of management's attention from other business concerns;

     - failure to effectively assimilate the acquired technology, employees or other assets of the company into our business;

     - the loss of key employees from either our current business or the acquired business; and

     - assumption of significant liabilities of the acquired company.

     To date, we have not completed any acquisitions, and we may not be able to do so in an effective manner. In addition, your holdings in our company will be diluted if we issue equity securities in connection with an acquisition.

WE CURRENTLY DEPEND ON A LIMITED NUMBER OF CUSTOMERS FOR A SIGNIFICANT MAJORITY OF OUR REVENUES.

     To date, a small number of customers has accounted for a significant majority of our revenues and will continue to do so for the foreseeable future. For the year ended December 31, 1999, our three largest customers accounted for approximately 80% of our revenues. For the year ended December 31, 1998, these customers accounted for approximately 83% of our revenues. If we lose any of these customers and do not attract additional customers, we may not generate sufficient revenues to offset this loss of revenues and our financial results will be materially adversely affected. In addition, if a significant customer fails to pay amounts it owes us, or does not pay those amounts on time, our revenues, operating results and financial position could be materially adversely affected.

WE WILL NEED TO RECRUIT, TRAIN AND RETAIN KEY MANAGEMENT AND OTHER QUALIFIED PERSONNEL TO SUCCESSFULLY EXPAND OUR BUSINESS.

     Our future success will depend in large part on our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel. If we do not attract and retain such personnel, we may not be able to expand our business. Competition for qualified personnel is intense in our industry. In the past we have experienced difficulty in recruiting qualified personnel that meet our standards, and we expect to experience continued difficulties in recruiting similar personnel. We are in a new market and there are a limited number of people with the appropriate combination of skills needed to provide the services that our customers demand. We expect competition for qualified personnel to remain intense, and we may not succeed in attracting or retaining sufficient personnel. In addition, new employees generally require substantial training, which requires significant resources and management attention. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.

     Our success also depends upon the continuing contribution of our key management, research, product development, engineering, marketing and manufacturing personnel, many of whom would be difficult to replace. We do not currently have employment agreements with some key employees.

     In addition, a significant element in our plan to attract and retain qualified personnel is the issuance to such persons of options to purchase our common shares. Accordingly, to the extent that we are required to issue significant numbers of options to our employees, and such options are exercised, you could experience substantial dilution.

WE DEPEND ON INTELLECTUAL PROPERTY AND OUR FAILURE TO PROTECT THAT INTELLECTUAL PROPERTY COULD ADVERSELY AFFECT OUR FUTURE GROWTH AND SUCCESS.

     Failure to protect our existing intellectual property rights may reduce our ability to prevent others from using our technology. If we do not adequately establish our ability to use certain technologies, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation and be prevented from manufacturing and selling products which use such intellectual property. We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property. Most of our intellectual property is currently not covered by any patent or patent application, and some of our most important products, including our FCATS products, are currently not protected by any patents or patent applications. Our patent protection is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot assure you that:

     - any of the U.S., Canadian or other patents owned by us or third party patents that are licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or

     - any of our pending or future patent applications will be issued with the breadth of protection sought by us, if issued at all.

     In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for or unenforceable in certain foreign countries.

     We also seek to protect our proprietary intellectual property through contracts, including, when possible, confidentiality agreements and inventors' rights agreements with our customers and employees. We cannot assure you that the parties that enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. Certain of our intellectual property has been licensed to us on a non-exclusive basis from third parties and as such, they may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for intellectual property we use at present could cause us to incur substantial liabilities and to suspend the manufacture, shipment of products or our use of processes which exploit such intellectual property.

OUR POTENTIAL INVOLVEMENT IN INTELLECTUAL PROPERTY LITIGATION COULD NEGATIVELY AFFECT OUR BUSINESS.

     Our future success and competitive position depends in part upon our ability to obtain or maintain certain proprietary intellectual property used in our principal products. Our ability to establish and maintain such a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sales of any products involved or the use or licensing of related intellectual property, and divert the efforts of our valuable technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favor. If we are found to infringe the intellectual property rights of others in such litigation, we may, among other things, be required to:

     - pay substantial damages;

     - cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

     - expend significant resources to develop or acquire non-infringing intellectual property;

     - discontinue processes incorporating infringing technology; or

     - obtain licenses to the intellectual property which we are found to be infringing.

     We cannot assure you that we would be successful in such development or acquisition or that such licenses would be available upon reasonable terms. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.

OUR POTENTIAL INVOLVEMENT IN OTHER LITIGATION COULD NEGATIVELY AFFECT OUR BUSINESS.

     From time to time we may be involved in various claims and lawsuits incidental to the ordinary course of our business. Our involvement in such litigation could result in significant expense to us and divert the efforts of our valuable personnel from their principal responsibilities, whether or not such litigation is resolved in our favor. Adverse determinations in such litigation could result in the loss of our proprietary rights, subject us to significant liabilities, or require us to seek licenses from third parties, any one of which could have an adverse effect on our business and results of operations.

     We are currently not aware of any legal proceeding that may be brought against us, or in which we may otherwise become involved, that would be material to our business.

DEMONSTRATION MODELS OF CERTAIN OF OUR PRODUCTS MAY NOT MEET PERFORMANCE EXPECTATIONS IN FIELD TESTS.

     We regularly field test our products and we plan to conduct additional field tests in the future. Any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products. Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, will involve delays and modifications, as well as third party involvement. Any problem or perceived problem with our field tests, whether originating from our technology, from our design, or from third parties, could hurt our reputation and the reputation of our products and limit our sales. In the first phase of field testing two of our HyTEF units in Antarctica during the first quarter of 2000, one of the two units failed after having operated for some time. We have agreed to pay the costs of replacing this unit. The remote location of the second unit makes it currently impossible to assess its functionality. Such failures with our field tests may require us to extend field testing longer than anticipated before undertaking commercial sales, and to develop further our technology to account for more failures than anticipated prior to the field tests.

THE COMPONENTS OF OUR FUEL CELL PRODUCTS MAY CONTAIN DEFECTS OR ERRORS.

     Our fuel cell products are complex and must meet the stringent technical requirements of our customers. The software and other components used in our fuel cell products may contain undetected errors or defects, especially when first introduced. Furthermore, these components may contain errors or defects after delivery to customers has begun, which could result in the failure of our fuel cell products to perform, damage to our reputation, delayed or lost revenue, diverted development resources and increased development, service and warranty costs.

OUR ABILITY TO ISSUE PREFERRED SHARES IN THE FUTURE COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US TO THE DETRIMENT OF HOLDERS OF COMMON SHARES.

     Amendments to our articles of incorporation and by-laws to be put into effect prior to the completion of this offering may make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to our shareholders. Such amendments are expected to authorize our board to issue, at its discretion, an unlimited number of preferred shares, without shareholder approval, and to attach special rights, including voting or dividend rights, to any such preferred shares. Preferred shareholders who possess these rights could make it more difficult for a third party to acquire our company.

OUR EARNINGS AS DETERMINED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, OR GAAP, WILL BE REDUCED, OR OUR LOSSES WILL BE INCREASED, BY CHARGES ASSOCIATED WITH OUR ISSUANCES OF OPTIONS.

     Through June 30, 2000, we granted options to purchase 538,400 of our common shares to our employees and non-employee directors, including options to purchase 199,219 shares during 1999. Some of these options were granted with exercise prices lower than the deemed fair value, for U.S. financial reporting purposes, of our common shares at the dates of grant. Our financial statements are prepared in accordance with Canadian GAAP and as such include no expense for stock-based compensation. If our financial statements were prepared in accordance with U.S. GAAP, in connection with the granting of these options, we would be required to record stock-based compensation over the vesting period of the applicable options, generally four years in the case of options granted to employees and one year in the case of options granted to non-employee directors. These types of charges may increase in the future.

WE ARE NOT LIKELY TO PAY DIVIDENDS FOR THE FORESEEABLE FUTURE.

     We do not plan to pay dividends on our common shares for the foreseeable future. We currently intend to retain any earnings for reinvestment in our business. See "Dividend Policy."

                 RISK FACTORS RELATED TO THE FUEL CELL INDUSTRY

SIGNIFICANT MARKETS FOR FUEL CELL PRODUCTS MAY NEVER DEVELOP OR MAY TAKE LONGER TO DEVELOP THAN WE ANTICIPATE.

     Significant markets may never develop for fuel cell products, or may develop more slowly than we anticipate. If significant markets fail to develop or develop more slowly than we anticipate, we may be unable to recover the losses we expect to incur in the development of our products and we may never achieve profitability. Any delay in, or failure of, the development of significant markets for fuel cell products would significantly harm our revenues and could cause our business to fail, in which case you could lose all or part of your investment in us. Fuel cell products represent an emerging market, and we do not know whether end-users will want to use them. The development of a significant market for fuel cell products may be affected by many factors, some of which are out of our control, including:

     - the emergence of newer, more competitive technologies and products;

     - the future cost of hydrogen and other fuels used by our systems;

     - the future cost of membrane electrode assemblies used in our fuel cell systems;

     - the future cost of platinum, a key component of our fuel cell systems;

     - regulatory requirements;

     - manufacturing and supply costs for fuel cell components and systems;

     - consumer perceptions of the safety of our products;

     - consumer reluctance to try a new product; and

     - the continued development and improvement of existing power technologies.

THE FUELS ON WHICH OUR FUEL CELL PRODUCTS RELY MAY NOT BE READILY AVAILABLE ON A COST-EFFECTIVE BASIS.

     If our customers are not able to obtain the fuels they will need to run our products on a cost-effective basis, we may be unable to compete with traditional power sources and our revenues and results of operations would be materially adversely affected. Our fuel cell products require oxygen and hydrogen to operate. While ambient air typically can supply the necessary oxygen, our fuel cells derive hydrogen from fuels such as natural gas, propane, methanol and other petroleum products. Even if these fuels are available to us, if their prices are such that electricity produced by our systems would cost more than electricity provided through other means, we will be unable to compete successfully.

OUR PRODUCTS USE FLAMMABLE FUELS WHICH ARE INHERENTLY DANGEROUS SUBSTANCES.

     Fuel cell products use dangerous substances. Our results of operations could be materially harmed by any accidents involving either our products or those of other fuel cell manufacturers, either because we could face claims for damages or because demand for fuel cells and fuel cell products could suffer and our sales could decline. Our fuel cell products use hydrogen which is typically generated from gaseous and liquid fuels, such as propane, natural gas or methanol in a process known as reforming. While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source. Since our products have not yet gained widespread market acceptance, any accidents involving our systems or those of other fuel cell products could materially impede acceptance of our products. In addition, we may be held responsible for damages beyond the scope of our insurance coverage.

CHANGES IN GOVERNMENT POLICIES AND REGULATIONS COULD HURT THE MARKET FOR OUR PRODUCTS.

     It is likely that we will encounter industry-specific government regulations in the future in many of the jurisdictions in which we operate. Regulatory approvals or permits may be required for the design, installation and possibly operation of stationary and mobile fuel cell systems. To the extent that there are delays in gaining regulatory approval, our development and growth may be constrained. Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell products and, therefore, harm our business.

     Our principal target markets for our fuel cell products are the transportation, stationary and portable markets, and our business will suffer if environmental policies change and no longer encourage the development and growth of these markets. The interest by automobile manufacturers in fuel cell technology has been driven in large part by environmental laws and regulations mainly in California and, to a lesser extent, in New York, Massachusetts and Maine. There can be no guarantee that these laws and regulations will not change. For example, California delayed implementation of its zero emission vehicle mandate from 1998 to 2003 after a study determined that existing battery technology provided inadequate performance to meet consumer needs. Changes in these laws and regulations could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations in these states are not kept in force or if further environmental laws and regulations are not adopted in these jurisdictions as well as in other jurisdictions, demand for vehicular fuel cells may be limited.

     The market for stationary and portable energy-related products is influenced by federal and state governmental regulations and policies concerning the electric utility industry. Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products. We cannot predict how the deregulation and restructuring of the industry will affect the market for stationary and portable fuel cell systems.

     Although the development of alternative energy sources, and in particular fuel cells, has been identified as a significant priority by many governments, we cannot assure you that governments will not change their priorities or that any such change would not materially affect our revenues and business. If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged, the demand for alternative energy sources such as our fuel cell products may be significantly reduced or delayed and our sales would decline.

ZERO EMISSION VEHICLE REQUIREMENTS CAN BE MET WITHOUT USING FUEL CELLS.

     It is possible to meet the zero emission vehicle requirements imposed by California, New York, Massachusetts and Maine by using technologies other than fuel cells. For example, vehicles powered by batteries can receive full credit and vehicles powered by certain low emission internal combustion engines and hybrid internal combustion/battery engines can receive partial credit toward the zero emission vehicle requirement. We can offer no assurance that automobile manufacturers will use fuel cells in their vehicles to meet regulatory requirements. Their failure to do so could have a material adverse effect on our business and financial results and would significantly impair our ability to expand our business.

                     RISK FACTORS RELATED TO THIS OFFERING

YOUR TAX LIABILITY MAY INCREASE IF WE ARE TREATED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

     If at any time we qualify as a passive foreign investment company under U.S. tax laws, you may be subject to adverse tax consequences. We could be a passive foreign investment company if 75% or more of our gross income in any year is considered passive income for U.S. tax purposes. For this purpose, passive income generally includes interest, dividends, some types of rents and royalties, and gains from the sale of assets that produce these types of income. In addition, we could be classified as a passive foreign investment company if the average percentage of our assets during any year that produced passive income, or that were held to produce passive income, is at least 50%. If we are classified as a passive foreign investment company, and if you sell any of our common shares or receive some types of distributions from us, you may have to pay taxes that are higher than if we were not considered a passive foreign investment company. It is impossible to predict how much your taxes would increase, if at all.

     Based on our current and projected income, and our estimates as to the market value of the common shares when issued, we do not expect to be a passive foreign investment company for U.S. federal income tax purposes. However, since the determination of whether we are a passive foreign investment company is based on the composition of our income and assets from time to time, and since the market value of our common shares is likely to fluctuate after the offering, there can be no assurance that we will not be considered a passive foreign investment company for any fiscal year. If you are a U.S. investor and we are a passive foreign investment company at the time that you own common shares, you will be subject to special U.S. federal income tax rules that may have negative consequences and will require annual reporting. See "Income Tax
Consequences -- U.S. Federal Income Tax Considerations -- Passive Foreign Investment Companies."

A LIMITED NUMBER OF SHAREHOLDERS WILL COLLECTIVELY CONTINUE TO OWN A MAJORITY OF OUR COMMON SHARES AFTER THIS OFFERING AND MAY ACT, OR PREVENT CERTAIN TYPES OF CORPORATE ACTIONS, TO THE DETRIMENT OF OTHER SHAREHOLDERS.

     Immediately after this offering, our principal shareholders, including entities affiliated with members of our management team, will own more than
     % of our outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions after this offering. This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to our shareholders.

U.S. INVESTORS MAY NOT BE ABLE TO ENFORCE THEIR CIVIL LIABILITIES AGAINST US OR OUR DIRECTORS, CONTROLLING PERSONS AND OFFICERS.

     We are organized under the laws of Canada. All of our directors, controlling persons and officers, as well as some of the experts named in this prospectus, are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, you should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

FUTURE SALES OF COMMON SHARES BY OUR EXISTING SHAREHOLDERS COULD CAUSE OUR SHARE PRICE TO FALL.

     If our shareholders sell substantial amounts of our common shares in the public market, the market price of our common shares could fall. The perception among investors that these sales will occur could also produce this effect. After this offering, based upon the number of common shares outstanding as of March 31, 2000 and giving effect to the conversion of all of our preferred
shares into common shares, we will have                common shares
outstanding. All of the common shares we will issue in this offering will generally be immediately available for resale in the public markets, other than shares purchased by our affiliates. In accordance with applicable U.S. securities laws and after giving effect to lock-up agreements executed by our directors, executive officers and certain existing shareholders, the common shares held by U.S. residents outstanding after this offering will be available for sale in the public market beginning 180 days after the date of this prospectus.

     Under applicable Canadian securities laws, all common shares, or common shares issuable upon the exercise of options to purchase common shares, held by residents of Canada, other than those acquired in this offering, may not be sold or otherwise disposed of for value except pursuant to a prospectus, a discretionary exemption or a statutory exemption available only in specific limited circumstances, until we have been a reporting issuer in good standing for at least 12 months. We will become a reporting issuer when we file this prospectus with the applicable Canadian securities regulatory authorities and when those authorities issue receipts for the prospectus. We intend to apply to the Canadian securities regulatory authorities for a discretionary exemption that would permit sales of our common shares by residents in the applicable provinces who are our employees, consultants or other service providers and who acquire such shares upon the exercise of stock options after we have been a reporting issuer for 180 days, provided that the particular employee, consultant or service provider has held the common shares or stock options for a combined period of at least one year, and that the sale is made through the facilities of The Toronto Stock Exchange or the Nasdaq National Market. If this order is granted, a substantial number of common shares will become freely tradeable in Canada six months prior to the date that they otherwise would have. See "Shares Eligible for Future Sale."

THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR SECURITIES AND OUR SHARE PRICE MAY DECLINE AFTER THE OFFERING.

     Before this offering, there has been no public market for our common shares, and an active public market for our common shares may not develop or be sustained after this offering. If an active public market for our common shares does not develop, the liquidity of your investment may be limited, and our share price may decline below its initial public offering price. The initial public offering price will be determined by negotiations between us and the representative of the underwriters and may bear no relationship to the price that will prevail in the public market. The market price of our common shares could be subject to wide fluctuations in response to many risk factors discussed in this section.

     In recent years, the stock markets have experienced significant price and volume fluctuations, especially in the technology sector. Our common shares may also experience that volatility for reasons unrelated to our own operating performance, including:

     - performance of other companies in the fuel cell or alternative power businesses;

     - news announcements, securities analysts' reports and recommendations and other developments with respect to our industry or our competitors; and

     - changes in general economic conditions.

YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

     The initial public offering price of our common shares will significantly exceed the net tangible book value per share of our common shares. Accordingly, if you purchase common shares in this offering, you will incur immediate and substantial dilution of your investment. If the outstanding options to purchase our common shares are exercised, you will incur additional dilution.

WE WILL HAVE BROAD DISCRETION REGARDING THE USE OF PROCEEDS FROM THIS OFFERING. IF WE DO NOT USE THE PROCEEDS EFFECTIVELY TO DEVELOP AND EXPAND OUR BUSINESS, YOUR INVESTMENT COULD SUFFER.

     We have not identified specific uses for the proceeds from this offering. As a result, our management will have broad discretion in how we use the net proceeds from this offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions regarding the use of the net proceeds from this offering and we may use these proceeds in ways that do not increase our operating results or market value.

                           FORWARD-LOOKING STATEMENTS

     Statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus about our future results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. These factors include, among others, those listed under "Risk Factors" or described elsewhere in this prospectus.

     In some cases, you can identify forward-looking statements by our use of words such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "seeks," "strategy," "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases.

     Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. We are under no duty to update any of our forward-looking statements after the date of this prospectus, other than as required by law. You should not place undue reliance on forward-looking statements.

                                USE OF PROCEEDS

     We expect to receive about $          million in net proceeds from the sale
of      common shares being offered by us in this offering, based on the
estimated initial public offering price of $     per common share. We estimate
that the net proceeds will be about $          million if the underwriters'
over-allotment option is exercised in full.

     We expect to use the net proceeds from this offering for research and product development, capital expenditures, sales and marketing expenses, and general corporate purposes. We may also use a portion of the net proceeds to fund acquisitions of, or investments in, businesses, products or technologies that expand, complement or are otherwise related to our current business. However, we have no present agreements or commitments with respect to any acquisition or investment. We have not yet determined the specific amount of net proceeds to be used for any of the foregoing purposes. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The types of any acquisitions or investments that we may make will largely depend upon the business opportunities that we identify, if any, which we cannot predict at this time. Pending these uses, we expect to invest the net proceeds in short-term, interest-bearing investment grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The table below describes our capitalization as of March 31, 2000:

     - on an actual basis;

     - on a pro forma basis to give effect to the conversion of 750,000 Series A preferred shares and 510,500 Series B preferred shares into an aggregate of 1,260,500 common shares, which will occur automatically upon the closing of this offering; and

     - on a pro forma as adjusted basis to give effect to the pro forma
       adjustments described above and to the sale of                common
       shares offered by us at an assumed initial public offering price of
       $     per common share after deducting the estimated underwriting
       commission and estimated offering expenses of                payable by
       us.

                                                                    AS OF MARCH 31, 2000
                                                          ----------------------------------------
                                                                                      PRO FORMA AS
                                                          ACTUAL      PRO FORMA         ADJUSTED
                                                          ------    --------------    ------------
                                                                     (UNAUDITED)
                                                                    (IN THOUSANDS)
Cash and cash equivalents...............................  $2,787        $2,787           $
                                                          ======        ======           ======
Debt:
  Unlimited number of preferred shares authorized;
     1,260,500 shares issued and outstanding (actual);
     no shares issued and outstanding (pro forma); no
     shares issued and outstanding (pro forma as
     adjusted)..........................................  $4,103        $   --           $
                                                          ------        ------           ------
Shareholders' equity (deficit):
  Unlimited number of common shares authorized;
     2,812,500 shares issued and outstanding (actual);
     4,073,000 shares issued and outstanding (pro
     forma);           shares issued and outstanding
     (pro forma as adjusted)............................      21         4,690
  Other equity..........................................     566            --
  Currency translation adjustment.......................      (1)           (1)
  Deficit...............................................    (254)         (254)
                                                          ------        ------
     Total shareholders' equity (deficit)...............     332         4,435
                                                          ------        ------
          Total capitalization..........................  $4,435        $4,435           $
                                                          ======        ======           ======

     The number of common shares outstanding as of March 31, 2000 in the table above excludes the following:

     - outstanding options as of the date of this prospectus to purchase 538,400 common shares under our stock option plan at a weighted average exercise price of $2.29 per share; and

     - common shares issued upon the exercise of stock options after March 31, 2000.

     Although the Canadian dollar is our functional currency, we have adopted the U.S. dollar as our reporting currency. See note 2 of our financial statements for the years ended December 31, 1999 and 1998 and note 2 of our unaudited interim financial statements for the three month periods ended March 31, 2000 and 1999.

                                    DILUTION

     Our pro forma net tangible book value as of March 31, 2000 was
          million, or           per common share. Our pro forma net tangible
book value reflects (a) the issuance of preferred shares during the first quarter of 2000 in consideration for net cash proceeds of approximately $3.7 million and (b) the automatic conversion of all outstanding preferred shares into 1,260,500 common shares upon the closing of this offering. Pro forma net tangible book value per share is determined by dividing the amount of our pro forma total tangible assets less total liabilities by the pro forma number of common shares outstanding at that date. Dilution in net tangible book value per common share represents the difference between the assumed initial public offering price and the pro forma net tangible book value per common share immediately after the completion of this offering.

     After giving effect to the sale of the           common shares offered at
the estimated initial public offering price of           per share and after
deducting the estimated underwriting commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2000, would
have been $          million, or $          per common share. This represents an
immediate increase in pro forma net tangible book value of $          per common
share to existing shareholders and an immediate dilution in net tangible book
value of $          per common share to new investors in common shares who
purchased such common shares in this offering. This amount is equal to
          % of our estimated initial public offering price of $          per
share. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per common share......              $
  Pro forma net tangible book value per common share as of
     March 31, 2000.........................................  $
  Increase in pro forma net tangible book value per common
     share attributable to new investors....................
                                                              --------
Pro forma net tangible book value per common share after
  this offering.............................................
                                                                          --------
Dilution in pro forma net tangible book value per common
  share to new investors....................................              $
                                                                          ========

     The following table sets forth, as of March 31, 2000, the difference between the number of common shares purchased, the total consideration paid and the average price per common share paid by the existing holders of our common shares and by the new investors, before deducting underwriting commissions and estimated offering expenses payable by us at the assumed initial public offering
price of $          per share.

                                           SHARES PURCHASED         TOTAL CONSIDERATION
                                         ---------------------    -----------------------    AVERAGE PRICE
                                          NUMBER      PERCENT       AMOUNT       PERCENT       PER SHARE
                                         --------    ---------    ----------    ---------    -------------
                                                     (IN THOUSANDS, EXCEPT SHARE AMOUNT)
Existing shareholders..................                     %      $                   %       $
New investors..........................
                                         --------      -----       --------       -----
Total..................................                100.0%      $              100.0%       $
                                         ========      =====       ========       =====

     The table above excludes the following:

     - outstanding options as of the date of this prospectus to purchase 538,400 common shares under our stock option plan at a weighted average exercise price of $2.29 per share; and

     - common shares issued upon the exercise of stock options after March 31, 2000.

     To the extent that any common shares are issued upon the exercise of options that were outstanding as of March 31, 2000 or granted after that date, or reserved for future issuance under our stock option plan, there will be further dilution to new investors. For a more detailed discussion of our stock option plan and outstanding options to purchase common shares see
"Management -- Stock Options," "Management New Stock Option Plan," "Description of Share Capital," note 8 of our financial statements for the years ended December 31, 1999 and 1998 and note 3 of our unaudited interim financial statements for the three month periods ended March 31, 2000 and 1999.

                            SELECTED FINANCIAL DATA

     Our financial statements are prepared in accordance with Canadian generally accepted accounting principles. These principles conform in all material respects with U.S. generally accepted accounting principles except as disclosed in note 16 to our financial statements for the years ended December 31, 1999 and 1998, and note 7 to our unaudited interim financial statements for the three month periods ended March 31, 2000 and 1999. You should read the following selected financial data with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes appearing elsewhere in this prospectus. The statements of operations data for the years ended December 31, 1997, 1998, and 1999, and the balance sheet data as of December 31, 1998 and 1999 are derived from our financial statements that have been audited by PricewaterhouseCoopers LLP, our independent auditors, which are included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from our financial statements that have been audited by PricewaterhouseCoopers LLP that are not included in this prospectus. The selected financial data as of March 31, 2000 and for the three month periods ended March 31, 1999 and 2000 is derived from the unaudited interim financial statements, which, in the opinion of management, include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such periods. Results for any interim period are not necessarily indicative of the results that may be expected for any other interim period or for a full year.

                            PERIOD FROM
                            OCTOBER 31,
                                TO                                                                THREE MONTHS ENDED
                           DECEMBER 31,                  YEAR ENDED DECEMBER 31,                       MARCH 31,
                          ---------------   -------------------------------------------------   -----------------------
                               1995            1996         1997         1998         1999         1999         2000
                          ---------------   ----------   ----------   ----------   ----------   ----------   ----------
                                               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
  DATA:
Canadian GAAP:
Revenues................    $        2      $      116   $       97   $      665   $    2,674   $      276   $    1,650
Cost of revenues........            --              52           72          415        2,105          224        1,236
                            ----------      ----------   ----------   ----------   ----------   ----------   ----------
Gross profit............             2              64           25          250          569           52          414
                            ----------      ----------   ----------   ----------   ----------   ----------   ----------
Operating expenses:
  Selling and
    marketing...........             1               4           11           38          125            6           31
  General and
    administrative......             1              13           17           51          409           87          344
  Research and
    development.........            --              41           (8)          45          162           76          133
  Depreciation of
    capital assets......            --               1            2            3           18            2           10
                            ----------      ----------   ----------   ----------   ----------   ----------   ----------
    Total operating
      expenses..........             2              59           22          137          714          171          518
                            ----------      ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) from
  operations............            --               5            3          113         (145)        (119)        (104)
Other expenses..........            --              --            1            2           64           11           48
                            ----------      ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) before
  income taxes..........            --               5            2          111         (209)        (130)        (152)
Income tax expense
  (benefit).............            --               2            3           12           --           (9)          (5)
                            ----------      ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss).......            (0)              3           (1)          99         (209)        (121)        (147)
                            ==========      ==========   ==========   ==========   ==========   ==========   ==========
Basic and fully diluted
  earnings (loss) per
  share.................    $    (0.00)     $    (0.00)  $    (0.00)  $     0.04   $    (0.07)  $    (0.04)  $    (0.05)
                            ==========      ==========   ==========   ==========   ==========   ==========   ==========

                            PERIOD FROM
                            OCTOBER 31,
                                TO                                                                THREE MONTHS ENDED
                           DECEMBER 31,                  YEAR ENDED DECEMBER 31,                       MARCH 31,
                          ---------------   -------------------------------------------------   -----------------------
                               1995            1996         1997         1998         1999         1999         2000
                          ---------------   ----------   ----------   ----------   ----------   ----------   ----------
Shares used in computing
  basic and fully
  diluted earnings
  (loss) per share......     2,812,500       2,812,500    2,812,500    2,812,500    2,812,500    2,812,500    2,812,500
                            ==========      ==========   ==========   ==========   ==========   ==========   ==========
Pro forma earnings
  (loss) per share......    $    (0.00)     $    (0.00)  $    (0.00)  $     0.04   $    (0.04)  $    (0.03)  $    (0.02)
                            ==========      ==========   ==========   ==========   ==========   ==========   ==========
U.S. GAAP:
Net income (loss).......                                              $       96   $     (165)  $      (98)  $   (1,093)
                                                                      ==========   ==========   ==========   ==========
Basic and fully diluted
  earnings (loss) per
  share.................                                              $     0.03   $    (0.08)  $    (0.04)  $    (0.41)
                                                                      ==========   ==========   ==========   ==========
Pro forma earnings
  (loss) per share......                                              $     0.03   $    (0.05)  $    (0.03)  $    (0.28)
                                                                      ==========   ==========   ==========   ==========

     Pro forma earnings (loss) per share has been computed assuming the conversion as at the beginning of the periods presented, or at the date of issuance if later, of 750,000 Series A preferred shares and 510,500 Series B preferred shares to 1,260,500 common shares which will occur automatically upon the closing of this offering.

                                                   AS OF DECEMBER 31,
                                        ----------------------------------------    AS OF MARCH 31,
                                        1995    1996    1997     1998      1999          2000
                                        ----    ----    ----    ------    ------    ---------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Canadian GAAP:
Cash and cash equivalents.............  $19     $16      $--    $  819    $  453        $2,787
Working capital.......................   19      22      15      1,123       700         4,043
Total assets..........................   23      58      80      1,249     1,964         6,160
Total shareholders' equity............   20      24      23        247        38           332
U.S. GAAP:
Total shareholders' equity
  (deficiency)........................                             115       (66)         (193)

     Although the Canadian dollar is our functional currency, we have adopted the U.S. dollar as our reporting currency. See note 2 of our financial statements for the years ended December 31, 1999 and 1998 and note 2 of our unaudited interim financial statements for the three month periods ended March 31, 2000 and 1999.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus which have been prepared in accordance with generally accepted accounting principles, or GAAP, in Canada. Differences between Canadian GAAP and GAAP in the United States are discussed in note 16 to our financial statements for the years ended December 31, 1999 and 1998 and note 7 to our unaudited interim financial statements for the three month periods ended March 31, 2000 and 1999. This discussion contains forward-looking statements that involve risks and uncertainties. Please see "Forward Looking Statements."

OVERVIEW

     We are recognized as the leading provider of industrial-grade proton-exchange membrane (PEM) fuel cell automated test stations, and we currently are designing and developing PEM fuel cell systems and subsystems for commercial applications. We are currently selling test stations and fuel cell system components to automotive companies, fuel cell developers, component suppliers and government agencies including General Motors Corporation, Plug Power Inc., H Power Corp., Minnesota Mining and Manufacturing Company (3M), W.L. Gore & Associates, Inc., Johnson Matthey plc and the United States Army.

     We are currently applying our balance of plant expertise, fuel cell stack design capabilities and experience operating a diverse set of fuel cell stack designs, to develop fully integrated fuel cell systems. We are developing premium power fuel cell systems designed for use in situations that require reliable, uninterrupted power regardless of the environment, such as in remote and extreme weather locations or for military applications. Over the longer term, we will be developing commercial fuel cell systems for the broad transportation, stationary and portable power markets.

     Our goal is to become a leading designer and provider of commercial PEM fuel cell systems and test stations. Given the current high costs of PEM fuel cells, however, we do not currently expect to generate material revenues from sales of products, other than fuel cell automated test stations or fuel cell systems for use in connection with premium power applications, until there are significant reductions in the costs associated with PEM fuel cell materials. We cannot currently predict if and when such cost reductions or sales will occur. We expect to incur substantial additional research and development expenditures in developing products suitable for our targeted commercial markets.

  Revenues

     We currently derive revenues primarily from the sale of fuel cell automated test stations, marketed under the trade name FCATS, to a limited number of commercial customers who use our test stations to aid in their fuel cell system and materials development efforts.

     In the near term, in addition to revenues from sales of our FCATS products, we expect to derive revenues from sales of fuel cell systems for the stationary and portable power markets for use in premium power products, including extreme weather and remote locations. These products include a PEM fuel cell power generator for use in extreme weather conditions and a 2kW fuel cell deployable power generator currently being developed as a power source for a military device that detects chemical and biological agents in the field. To date, we have recognized a small amount of revenue from the pre-commercial sale of a premium power system for use in extreme weather conditions. Sales of pre-commercial products in our target markets are intended to test system performance, market conditions and customer preferences. This data is intended to assist our continuing product design and also to speed commercialization and acceptance of our products in our target markets.

     Our current commercial products represent a large capital investment for our customers, typically require significant direct sales and custom engineering support, and generally have long sales cycles. Due to these long sales cycles, typically at least three to four months, our revenues during any particular period are not directly comparable to revenues during other periods. We generally recognize revenues using the "percentage-of-completion" method of accounting, under which revenues are recognized on a pro rata basis in relation to contract costs incurred. As a result, the revenues we recognize in any given period depend to a significant extent on our estimate of total remaining costs to complete individual contracts.

     To date, a small number of customers has accounted for a significant majority of our revenues and will continue to do so for the foreseeable future. Our principal source of revenues from these customers has evolved from the sale of engineering services to the sale of our fuel cell automated test stations. Sales to our three largest customers accounted for an aggregate of approximately 80% and 83% of our revenues for the years ended December 31, 1999 and 1998, respectively.

  Cost of revenues

     Our cost of revenues consists primarily of the cost of compensation and benefits for manufacturing staff and related engineering and support staff, and materials and supplies used in the manufacturing process. We expect our cost of revenues to increase following our move to a new facility during the fourth quarter of 2000.

  Operating expenses

     Our operating expenses are primarily comprised of expenses relating to sales and marketing, general and administrative, and research and development. We expect our operating expenses to increase significantly as we continue to grow.

     Our sales and marketing expenses consist primarily of compensation and benefits for our sales and marketing personnel and related business development expenses. Due to the limited size of our market to date, our historical sales and marketing expenses have not been material.

     Our general and administrative expenses consist primarily of compensation and benefits related to our corporate staff, professional fees, and travel and facilities costs, including lease payments.

     Research and development expenses consist primarily of salaries and benefits for research and development personnel and costs of research and development equipment and materials.

     We also receive financial assistance payments from various governmental and educational entities for specific research and development projects. To the extent that we reasonably expect to commercialize products developed as a result of these payments, we will be required to accrue expenses for royalties at rates ranging from 1.3% to 4% to repay these payments. Research and development arrangements that obligate us to repay the financial assistance payments regardless of the outcome or commercialization of the research and development are recognized as liabilities. We receive tax credits in Canada in respect of qualifying research and development expenditures.

  Other expenses

     Our non-operating expenses include accrued dividends and amortization of discount on preferred shares. Upon the closing of this offering, our preferred shares will be automatically converted into an aggregate of 1,260,500 common shares and the holders of the preferred shares will be paid accrued dividends in cash. As a result of the conversion, we will cease to incur expenses associated with the preferred shares following the completion of this offering.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED MARCH 31, 1999

  Revenues

     Revenues for the three months ended March 31, 2000 were approximately $1,650,000, compared to approximately $276,000 for the three months ended March 31, 1999. The majority of this increase of $1,374,000 is the result of revenues recognized from sales of FCATS units.

  Cost of revenues

     Cost of revenues for the three months ended March 31, 2000 was approximately $1,236,000, compared to approximately $224,000 for the three months ended March 31, 1999. This increase of $1,012,000 primarily reflects costs associated with increased production of FCATS units.

  Selling and marketing expenses

     Selling and marketing expenses for the three months ended March 31, 2000 were approximately $31,000, compared to approximately $6,000 for the three months ended March 31, 1999. This increase of $25,000 reflects costs relating to our expanded sales and marketing efforts.

  General and administrative expenses

     General and administrative expenses for the three months ended March 31, 2000 were approximately $344,000, compared to approximately $86,000 for the three months ended March 31, 1999. This increase of $258,000 is the result of a significant increase in our number of employees and increased professional advisory expenses.

  Research and development expenses

     Research and development expenses for the three months ended March 31, 2000 were approximately $193,000, compared to approximately $76,000 for the three months ended March 31, 1999. This increase of $117,000 is a result of increased research and development related to our FCATS and HyTEF products. For the three month period ending March 31, 2000 we received financial assistance payments of approximately $60,000 to fund specified research and development projects. During the three month period ending March 31, 1999 we received no financial assistance payments.

COMPARISON OF YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

  Revenues

     Revenues increased to approximately $2,674,000 in 1999, compared to approximately $665,000 in 1998 and approximately $97,000 in 1997. These increases of $2,009,000 from 1998 to 1999 and $568,000 from 1997 to 1998, respectively, are attributable primarily to increasing unit sales of FCATS. Revenues from the sale of FCATS units during the periods were recognized based on a percentage of completion basis.

  Cost of revenues

     Cost of revenues increased to approximately $2,105,000 in 1999, compared to approximately $415,000 in 1998 and approximately $71,000 in 1997. These increases of $1,690,000 from 1998 to 1999 and $344,000 from 1997 to 1998, respectively, primarily reflect costs associated with increased production of FCATS units. Approximately $87,000 of these costs in 1999 is attributable to the establishment of a product warranty reserve charge. We expect that increased FCATS production in 2000 will provide us with greater economies of scale, resulting in a decline in FCATS per-unit component costs, which we believe will reduce the production cost of each FCATS unit.

  Selling and marketing expenses

     Selling and marketing expenses in 1999 were approximately $125,000, compared to approximately $38,000 for 1998 and approximately $11,000 in 1997. Increases over the periods reflect the expansion of our infrastructure to support sales growth and the commercialization of our products, primarily in the United States, Europe and, during 1999, Asia.

  General and administrative expenses

     General and administrative expenses in 1999 were approximately $409,000, compared to approximately $51,000 in 1998 and approximately $17,000 in 1997. The increase of $358,000 from 1998 to 1999 includes expenses incurred in moving to larger premises in 1999, the hiring of 19 additional employees and professional advisory expenses. The increase of $34,000 from 1997 to 1998 reflects initial expenses incurred in connection with building our operating infrastructure.

  Research and development expenses

     Research and development expenses in 1999 were approximately $424,000, compared to approximately $94,000 in 1998 and approximately $124,000 in 1997. The increase in our gross research and development expenses from 1997 through 1999 is attributable to higher personnel and materials expenditures incurred in the expansion of our existing research programs.

     In 1999, we received approximately $262,000 in financial assistance payments from various governmental and educational entities for specific research and development projects. In 1998, we received approximately $50,000 in financial assistance payments from various governmental and educational entities for specific research and development projects and investment tax credits in respect of qualifying research and development expenditures of approximately $107,000. In 1997, we received approximately $131,000 of financial assistance payments from various governmental and educational entities.

LIQUIDITY AND CAPITAL RESOURCES

     Our cash requirements depend on many factors, including our research and development activities, expansion of our manufacturing facilities and our efforts to commercialize our products. We expect to devote substantial capital resources to continue the development of our sales and marketing programs, to hire and train additional production staff, and to expand our research and development activities. We intend to devote significant capital resources to the relocation of our operations to a new manufacturing facility and making related tenant improvements. We believe that our current cash balances, cash from operations and the net proceeds from this offering will provide us with sufficient capital to fund our operations through the next 24 months.

     Historically, we have financed our operations primarily through cash from operations and private equity offerings. We raised approximately $1.0 million in December 1998 and approximately $3.7 million in January 2000 through the sale of our preferred shares. Our primary cash requirements have been to fund research and development, capital expenditures and production costs. Net cash used in operating activities was approximately $86,000, $152,000 and $42,000 for 1999, 1998 and 1997, respectively. Proceeds remaining from the sales of preferred shares are currently held in short-term, interest-bearing investment-grade securities to provide liquidity for operations. In addition, we have established a line of credit with a Canadian chartered bank in the amount of approximately $173,000. As of March 31, 2000, we have no outstanding borrowings under this line of credit.

     Our capital requirements will be affected by many factors, including the success of current product offerings, the ability to enhance our current products and our ability to develop and introduce new products that keep pace with technological developments in the marketplace. We intend to use the proceeds of this offering for general corporate purposes including continued research and product development, capital expenditures and sales and marketing expenses. Additionally, we may use a portion of the net proceeds to fund acquisitions of, or investments in, businesses, products or technologies that expand, complement or are otherwise related to our current business. Pending our use of proceeds as described above, we intend to invest the proceeds of this offering in short-term, interest-bearing investment grade securities.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IMPLEMENTED

     For United States GAAP reporting purposes we will be required to adopt SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" for the 2001 fiscal year. We do not use derivative financial instruments for trading purposes and do not have any current intention to enter into any hedging transactions, and therefore we expect that any such impact on our financial reporting will not be material.

DISCLOSURE ABOUT MARKET RISK

     Our functional currency is the Canadian dollar. Effective December 31, 1999, we adopted the U.S. dollar as our reporting currency and the financial information included in this prospectus for 1999 and prior years has been presented in U.S. dollars in accordance with a translation of convenience method using the exchange rate at December 31, 1999, as set forth in note 2 of our financial statements for the years ended December 31, 1999 and 1998 and note 2 of our unaudited interim financial statements for the three month periods ended March 31, 2000 and 1999. For periods subsequent to December 31, 1999, Canadian dollar amounts have been translated into U.S. dollars using the current rate method, as set forth in note 2 of our financial statements for the years ended December 31, 1999 and 1998 and note 2 of our unaudited interim financial statements for the three month periods ended March 31, 2000 and 1999.

     A significant proportion of our cost of revenues consists of materials purchased in U.S. dollars. This may expose us to some currency rate risk associated with our exchange of Canadian dollars for U.S. dollars. We believe that this risk is mitigated to a significant extent by the fact that a large proportion of our revenues are received in U.S. dollars. We do not currently engage in any hedging transactions relating to our exchange rate risk.

     Our cash equivalents and investments, all of which have maturities of less than one year, may expose us to market risk. We maintain a non-trading investment portfolio of short-term, interest-bearing investment grade, liquid debt securities. The fair value of these securities approximates their cost.

                                    BUSINESS

OVERVIEW

     We are recognized as the leading provider of industrial-grade proton-exchange membrane (PEM) fuel cell automated test stations, and we currently are designing and developing PEM fuel cell systems and subsystems for commercial applications. A PEM fuel cell system is an environmentally clean power generator that produces electricity through an electrochemical reaction of hydrogen and oxygen with the only by-products being heat and water.

     We are currently selling test stations and fuel cell system components to automotive companies, fuel cell developers, component suppliers and government agencies, including General Motors Corporation, Plug Power Inc., H Power Corp., Minnesota Mining and Manufacturing Company (3M), W.L. Gore & Associates, Inc., Johnson Matthey plc and the United States Army.

     Through the development of our proprietary Fuel Cell Automated Test Stations, or FCATS, we have gained significant expertise in the manufacture and design of components and subsystems used to control and operate PEM fuel cell systems. These components and subsystems, which we refer to as "balance of plant," regulate a fuel cell system and optimize performance by simulating, monitoring and controlling key parameters such as power load, temperature, pressure, humidification and potential contaminants in the system. We believe that there is a significant market opportunity to provide balance of plant components and subsystems to fuel cell system developers as broad commercial markets for fuel cells develop. We also design near ambient-pressure multi-kW PEM fuel cell stacks and have experience operating a diverse range of fuel cell stack designs. We are currently applying our balance of plant expertise, stack design capabilities and operating experience to develop fully integrated fuel cell systems, including:

     - Premium power fuel cell systems: power generation systems designed for use in situations that require reliable, uninterrupted power regardless of the environment, such as in remote and extreme weather locations and for military use; and

     - Fuel cell systems for broad commercial markets: fuel cell systems for the transportation, stationary and portable power commercial markets, including regenerative fuel cell systems that can both generate electricity and produce hydrogen fuel from water and store it for later use in powering the fuel cell.

     We plan to demonstrate initial units of our premium power fuel cell systems in the second half of 2000.

     We are principally targeting our products at the transportation, stationary and portable power markets:

     - Transportation: We believe that our opportunities in this market include the supply of test stations, balance of plant components and subsystems and fuel cell systems for utility vehicles such as underground mining vehicles and forklift trucks, and retooling of machinery for vehicle production.

     - Stationary: We believe that our opportunities in this market include the supply of test stations and fuel cell systems for commercial markets, including primary power generators for buildings, factories and hospitals and backup power generators for computers, Internet service providers, communications networks and commercial facilities.

     - Portable: We believe that our opportunities in this market include the supply of test stations and fuel cell systems for portable power generation, scientific and environmental monitoring, remote and extreme weather power generation, control instrumentation at remote sites, auxiliary power, portable electronic devices such as laptop computers and cellular telephones, and other specialty applications.

MARKET OPPORTUNITIES FOR OUR FUEL CELL PRODUCTS

     We believe that a number of trends are focusing attention on the use of PEM fuel cells as an attractive alternative method of power generation. As a result, automotive companies, fuel cell developers, component suppliers and others are currently spending significant amounts of capital developing their own fuel cell programs. We believe that test stations, such as our FCATS and FCAVS products, will be an essential component of many of these programs in both the development stages and the manufacturing process as broad commercial markets develop. Trends that will influence the penetration of PEM fuel cells into broad commercial markets include:

     - Increasing demand for continuous and reliable power, which is partially attributable to the proliferation of computers, the Internet, communication networks and advanced electronics devices;

     - Deregulation in the energy industry, which is likely to expand the market for alternative power technologies;

     - Operational efficiencies and other advantages of fuel cells over traditional power technologies; and

     - Environmental concerns regarding conventional power technologies, including combustion-based power generation and lead-acid batteries.

     We believe that these trends will contribute to the penetration of PEM fuel cells into each of our target markets described below:

  Transportation Market

     The United States federal government and several states, principally California and, to a lesser extent, New York, Massachusetts and Maine, have adopted laws and regulations establishing vehicle emission standards and requirements for the sale of low and, in the case of California, New York, Massachusetts and Maine, zero emission vehicles. Some of the regulations adopted by these states require that 10% of new vehicles sold in these states meet zero emission guidelines by 2003. We believe that PEM fuel cell powered vehicles will meet the performance requirements of consumers and the regulatory requirements for zero emission vehicles. However, these guidelines can also be satisfied in whole by other forms of zero emission vehicles, such as battery powered vehicles, or in part by the sale of a large number of ultra low-emission vehicles, such as vehicles powered by improved internal combustion engines or hybrid battery/ internal combustion engines.

     While environmental considerations provided the initial impetus for automobile manufacturers to seek alternatives to the internal combustion engine, we believe that these manufacturers are beginning to recognize that PEM fuel cells offer an opportunity to deliver products that are more attractive to consumers than the current internal combustion engine. A fuel cell system converts fuel into power through an electrochemical reaction that is approximately twice as efficient as that of an internal combustion engine. Furthermore, it does so quietly, with low vibration and little or no pollution, depending on the fuel used. As a result, compared to an internal-combustion engine, fuel cells provide quieter, cleaner and more energy-efficient power for vehicles, with equivalent range and performance. According to industry sources, fuel cells approach 40% efficiency, while internal combustion engines are only 15% to 20% efficient. In the stationary market described below, the efficiency of a fuel cell can increase to as much as 60% to 90% with co-generation capabilities.

  Stationary Market

     Worldwide demand for electricity, particularly high quality, reliable power, has been increasing rapidly in recent years, which is partially attributable to the proliferation of computers, the Internet, communications networks and advanced electronics. According to The Huber-Mills Digital Power Report, electricity accounted for 25% of U.S. energy consumption 25 years ago, accounts for 37% today, and will account for more than half of U.S. energy consumption early in this century. In addition, grid power worldwide is regularly unreliable or inadequate. A 1999 study by the Electric Power Research Institute estimated that electric power problems cost U.S. industry more than $50 billion annually. In addition, industry sources estimate that in 1999, businesses spent more than $11 billion globally on power quality and reliability equipment.

Lead-acid batteries currently provide back-up energy for most power applications in which a high degree of reliability is required, including those in communications, and are viewed as the weakest component of conventional power quality due to low reliability, high cost, and environmental issues. We believe that PEM fuel cell technology can provide significant advantages over existing stationary power sources, such as higher reliability, longer life, lower life-cycle cost, continuous operation as long as fuel and oxidant supplies are provided, reduced maintenance, more reliable monitoring, and no environmental pollution. Also, unlike traditional large-scale power generation facilities, which are very capital intensive, PEM fuel cell systems have the potential to be implemented at smaller, less capital-intensive generating facilities, reducing the cost to power generators of maintaining or incrementally increasing their generating capacity.

     In addition, environmental concerns and inefficiencies in delivering power through the grid have resulted in a desire for the development of alternative power generation technologies. We believe that potential customers in the stationary power market are exploring the use of new power sources due to the increasing demand for power generating capacity generally and the need to replace aging power generators in a cost-effective manner. We also believe that continued deregulation in the electric power industry in North America and elsewhere is creating potential demand for new alternative stationary power generators. Power producers and other energy distributors are looking to implement decentralized or distributed power generating solutions. Generators and suppliers of electric power are also exploring alternative power generation methods that are less capital intensive than current technologies.

  Portable Market

     There is a growing demand for quiet, clean and efficient portable generators, especially in densely populated areas where noise pollution is a significant concern or in other areas where noxious emissions of more conventional technologies pose significant problems. We expect a growing demand for standby power generators for homes and businesses due to the increasing use of computers and the Internet. In addition, we believe that power generation for rural, remote and extreme weather locations, scientific instrumentation and remote control instrumentation will provide significant portable power opportunities. We believe that portable power generators powered by PEM fuel cells enjoy substantial advantages over existing portable generators and batteries, such as higher reliability, longer life, lower life-cycle cost, continuous operation as long as fuel and oxidant supplies are provided, reduced maintenance, more reliable monitoring, and no environmental pollution. We believe that portable generators powered by PEM fuel cells can provide consumers with the power they need in a package that is small and durable.

OUR BUSINESS STRATEGY

     We have implemented the following business strategy to further our goal of being a leading designer and provider of commercial PEM fuel cell systems and test stations:

     Initially target near term market opportunities. In order to develop early commercial markets for our test stations and fuel cell system technology, we are initially focusing on customers that presently have substantial testing and diagnostic requirements, such as General Motors Corporation, or those that have a need for premium power, such as customers in remote and extreme weather locations.

     Expand into broader markets. Over the longer term, our principal strategy is to develop our proprietary fuel cell technology for the transportation, stationary and portable commercial markets and to expand our premium power technology into broader commercial markets. As part of our fuel cell program, we will be developing regenerative fuel cells which we believe will potentially offer customers a preferred renewable, sustainable energy solution.

     Establish key customer and strategic relationships. We seek to establish customer-focused, service-oriented relationships with key existing customers such as General Motors Corporation, Plug Power Inc., H Power Corp., Minnesota Mining and Manufacturing Company (3M), W.L. Gore & Associates, Inc., Johnson Matthey plc and the United States Army. We will also pursue cooperative arrangements with selected manufacturers and distributors to help us design and manufacture new products, expand our distribution channels and achieve early commercialization of our products.

     Develop and exploit our technological leadership across our target markets. We intend to continue to develop and exploit our technology, knowledge and expertise across our three principal target markets. By using the knowledge and expertise gained from the development of testing stations and fuel cell technology, we believe that we can develop PEM fuel cell products quickly and efficiently for our specific targeted markets.

     Focus on overall system design, component and subsystem integration, final assembly and quality control. We believe that our balance of plant expertise provides us with a significant technological advantage over most of our competitors in the design, assembly and integration of PEM fuel cell systems. In order to capitalize on our balance of plant expertise, we intend to focus our research, development and manufacturing activities on high value-added systems and subsystems design, integration and assembly.

     Develop and acquire complementary technologies. We believe that developing and acquiring complementary technologies can accelerate our market penetration. For example, we have developed and sold a number of unique test measurement capabilities which enhance the performance of our PEM fuel cell automated test stations. In addition, we regularly consider the acquisition of complementary technologies that we believe will assist in the development of our products.

OUR COMPETITIVE ADVANTAGES

     We believe that the following competitive advantages have established us as a leader in the design and development of PEM fuel cell systems and subsystems and in the manufacture and sale of PEM fuel cell testing and diagnostic equipment:

     Commercial sales to premier customer base. We are currently generating commercial sales of our testing and diagnostic equipment from industry leaders such as General Motors Corporation, Plug Power Inc., H Power Corp., Minnesota Mining and Manufacturing Company (3M), W.L. Gore & Associates, Inc. and Johnson Matthey plc. We believe that having an existing and expanding commercial sales base for our test stations distinguishes us from many of our competitors and that our commercial sales will provide us with significant early advantages in the development and manufacture of our fuel cell products as significant markets emerge.

     Well-positioned for broader market opportunities. We believe that we are the market leader in providing industrial-grade fuel cell testing and diagnostic equipment to many of the world's leading fuel cell developers and component suppliers. Our current customer relationships will help us capitalize on the opportunities expected to develop in the industry, including retooling of manufacturing facilities to accommodate fuel cell technology, providing balance of plant and manufacturing fuel cell systems for broad commercial markets.

     Key customer relationships in target markets. Our customer base for test stations includes General Motors Corporation, Johnson Matthey plc and other prominent manufacturers and suppliers of fuel cell technology. We will seek to develop other such relationships with potential partners in the transportation, stationary and portable markets. We are targeting these customer relationships because we believe that they will have the potential to provide us with access to some of the largest distribution channels for fuel cell technology.

     Superior proprietary fuel cell automated test stations. We offer a full range of automated fuel-cell testing equipment, from single-cell testing equipment to large, multi-kW test stations. Our FCATS products feature key capabilities to assist with fuel cell development, including proprietary software for data acquisition and control. In addition, FCATS are built with advanced safety features which permits unattended, automated operation. FCATS enable real-time monitoring and control of a fuel cell system from remote locations by displaying instrumentation on a computer which is electronically linked to the FCATS unit. In addition, FCATS offer versatility and cost savings to customers by allowing the rapid customization of the unit through software rather than hardware upgrades.

     Balance of Plant expertise. Through the development of our FCATS products, we have gained significant PEM fuel cell system balance of plant expertise and fuel cell operating and response experience. We are currently applying our balance of plant expertise to develop premium power fuel cell systems and fuel cell systems for broad commercial markets. We believe that our balance of plant expertise will have strong market applications in the transportation, stationary and portable markets.

     Superior premium power technology. We are developing our premium power technology, which we believe is the first near ambient-pressure, air-breathing PEM fuel cell system designed to operate at -40(degrees)C. Once we are able to establish this technology's power redundancy, reliability and efficiency, we believe that this technology will provide competitive advantages in the extreme weather, premium power segment of the portable power market. In addition, we are developing a fuel cell system that can power portable devices, such as a device for the Canadian military that detects chemical and biological agents in the field.

     PEM regenerative fuel cells technology. We believe that we are among a small number of companies around the world to have developed regenerative fuel cell technology using PEM electrolysis. A regenerative fuel cell system, by combining a fuel cell and an electrolyzer into a single system, can both generate electricity and produce hydrogen fuel from water and store it for later use. We believe that this technology, when coupled with appropriate hydrogen storage, has the potential to achieve higher kilowatt hours per kilogram than advanced battery systems. We believe that this technology has potential market applications in the transportation, stationary and portable markets.

OUR COMMERCIAL PRODUCTS AND PRODUCTS IN DEVELOPMENT

     The following table sets forth our commercial products and products in development and describes their respective applications, target markets and development status:

     FUEL CELL AUTOMATED TEST STATIONS

PRODUCT                        APPLICATION               TARGET MARKET            STATUS
-------------------------------------------------------------------------------------------------
FCATS              Automated control and monitoring of  Transportation,  - 4kW, 12kW and 24kW
                   fuel cell stacks ranging from 2kW      Stationary       systems in commercial
                   to 85kW                                                 production
                                                                         - 85kW system in
                                                                           development
-------------------------------------------------------------------------------------------------
FCATS-LAA          Automated control & monitoring of a  Transportation,  - Commercial production
                   large active area single cell (up      Stationary
                   to 1000cm(2)) with current up to
                   2000 amp test station for large
                   active area
-------------------------------------------------------------------------------------------------
FCATS Screener     Automated control and monitoring of  Transportation,  - Commercial production
                   single cell with total current         Stationary,
                   output of 300 amps                      Portable
-------------------------------------------------------------------------------------------------
FCAVS Residential  Automated performance verification     Stationary     - Commercial production
                   and incubation for quality
                   assurance of manufactured fuel cell
                   stacks for residential fuel cell
                   systems of 12kW and under
-------------------------------------------------------------------------------------------------
FCAVS              Automated performance verification   Transportation,  - In development
                   and incubation for quality             Stationary
                   assurance of manufactured fuel cell
                   stack for 2kW to 85kW

     BALANCE OF PLANT COMPONENTS AND SUBSYSTEMS

PRODUCT                        APPLICATION               TARGET MARKET            STATUS
-------------------------------------------------------------------------------------------------
Balance of Plant   Control and operation of PEM fuel    Transportation,  - In development
Components and     cell systems                           Stationary,
Subsystems                                                 Portable

     PREMIUM POWER FUEL CELL SYSTEMS

PRODUCT                        APPLICATION               TARGET MARKET            STATUS
-------------------------------------------------------------------------------------------------
HyTEF              Automated/remote power source for      Stationary,    - In field tests; expect
                   demands up to 500W where climate        Portable        to deliver first
                   conditions may reach -40(degrees)C                      demonstration units in
                                                                           second half of 2000
                                                                         - Currently designing
                                                                           for multi-kW power
                                                                           outputs for larger
                                                                           range of applications
-------------------------------------------------------------------------------------------------
2kW portable       Premium applications to power           Portable      - Expect to deliver
power generator    portable devices, such as chemical                      first demonstration
                   agent detectors and remote power                        units in second half
                   applications                                            of 2000
                                                                         - Developing future
                                                                           generations for other
                                                                           applications

     FUEL CELL SYSTEMS FOR BROAD COMMERCIAL MARKETS

PRODUCT                        APPLICATION               TARGET MARKET            STATUS
-------------------------------------------------------------------------------------------------
Fuel Cell Systems  - Fuel cell systems for utility      Transportation,  - In development
                     vehicles such as underground         Stationary,
                     mining vehicles and forklift          Portable
                     trucks
                   - Fuel cell systems for commercial
                     markets, including primary power
                     generators for buildings,
                     factories, hospitals and backup
                     power generators for computers,
                     Internet service providers,
                     communications networks and
                     commercial facilities
                   - Fuel cell systems for portable
                     power generation, scientific and
                     environmental monitoring, remote
                     and extreme weather power
                     generation, control
                     instrumentation at remote sites,
                     auxiliary power and other
                     specialty applications
                   - Portable electronic devices
                   - Regenerative fuel cell systems
                     for the applications described
                     above

  Fuel Cell Automated Test Stations

     Our fuel cell automated test stations represent complete turnkey units that evaluate fuel cell design and performance by simulating, monitoring and controlling key parameters such as power load, temperature, pressure, humidification and potential contaminants in the system. Our test stations are built with advanced safety features which permit unattended automated operation, and proprietary software. The software controls, alters and monitors:

     - Gas flow rates -- higher gas flow rates result in higher power output;

     - Pressure -- increasing pressure achieves higher power output;

     - Individual cells -- the testing and monitoring of individual cells within a stack to validate each cell and quickly locate problems in stack performance;

     - Temperature -- a higher gas temperature will increase catalytic activity; however, a temperature that is too high threatens to evaporate water in the fuel cell, creating "dry" or sub-optimal operating conditions; and

     - Humidity -- fuel cells operate best when they are humidified or moist; however, over- or under-humidification can impair performance; humidification testing helps to identify the optimal operating humidity and therefore optimizes the fuel cell's performance.

     FCATS. Our fuel cell automated test stations, marketed under the trade name FCATS, are industrial-grade test stations capable of operating multi-cell, large surface area stacks. Our FCATS product line consists of four models that cover fuel cell stack testing from 2kW to 85kW. We also manufacture a smaller, more economical FCATS Screener model, which is an industrial-grade test station with a variety of features for testing single cells. In addition, we provide custom design and fabrication test stations to meet specific customer needs. FCATS test stations are designed to keep pace with current manufacturing requirements as fuel cell commercialization progresses from the research and development stage to prototype production, and eventually to mass production.

     Our existing and potential customers for FCATS are primarily automotive manufacturers and suppliers of fuel cell components. These customers use our FCATS products to aid them in the design of fuel cell stacks and components and to enable them to test and optimize the performance of their fuel cell systems.

     FCATS units are manufactured to order. We are continuing to improve the FCATS product line based on customer feedback and on new requirements identified in the market. In 2000, we plan to provide a line of three models of FCATS products. We believe that continuing to improve product design, manufacturing processes and supplier relationships will enable us to simplify the production process.

     FCAVS. We have developed a fuel cell automated verification station based on our FCATS platform which we market under the trade name FCAVS. We believe that FCAVS will meet the demand for a single-point testing station required to verify fuel cell power generators for inspection as a part of the manufacturing process. We launched our FCAVS series in the first quarter of 2000.

  Balance of Plant Components and Subsystems

     Our balance of plant components and subsystems evaluate fuel cell design and optimize performance by simulating, monitoring and controlling key parameters such as power load, temperature, pressure, humidification and potential contaminants in the system. We are currently applying our balance of plant expertise to develop premium power fuel cell systems and fuel cell systems for broad commercial markets. We believe that our balance of plant components and subsystems will have broad market applications in all of our target markets, as they are integrated into the control and operation of fuel cell systems.

  Premium Power Fuel Cell Systems

     Extreme Weather Applications. Our HyTEF system, which we began developing in 1996, is a near ambient-pressure, air-breathing PEM fuel cell-thermoelectric hybrid generator and incorporates a fuel cell system designed to generate 50W and to operate between -40(degrees)C to +40(degrees)C, from 0% to 100% relative humidity, and from 0 meters to 10,000 meters elevation. To achieve these operating results, the system combines a fuel cell, a catalytic hydrogen burner, a controller and other components to maintain performance under all operating conditions.

     We have also developed non-hybrid power generators for premium power applications and are currently commencing the manufacture of pre-commercial units under the HyTEF name. We are extending our range of outputs up to 10kW in this product line.

     We believe that our premium power technology can be applied to power sources for various commercial applications such as road and highway controls, refrigeration, remote cellular towers, remote lighting applications, remote data collection, remote cameras and solar panel replacement.

     2kW Portable Power Generator. We are developing, together with Natural Resources Canada and the Canadian Department of National Defence, a 2kW portable fuel cell system that powers a device for detecting chemical and biological agents. We expect to deliver our first prototype unit in the second half of 2000. We believe that this system will have other commercial and military applications, such as man-portable battery chargers, powering of remote sensors, communication equipment, micro-cogeneration, micro-climate conditioning, robots, automated vehicles, navigation, personal electronics, weapon subsystems, silent watch and disseminated hydrogen production.

  Fuel Cell Systems for Broad Commercial Markets

     Fuel Cell Systems. We are developing integrated fuel cell systems for broad commercial markets. We are currently expanding the kilowatt range of our proprietary pre-commercial fuel cell systems such that they can be used in stationary products, particularly to address power quality demands. We believe that we will be able to develop our current system to eventually reach a 3kW to 30kW power range for these products.

     We have identified the mining industry as an early, commercially-viable adopter of fuel cell technology. We are a member of the Fuel Cell Propulsion Institute and are contributing our expertise to the integration of a 14kW fuel cell engine into an underground mining locomotive. This Institute is planning two additional demonstration projects in larger kilowatt ranges and it is our intention to expand our involvement in these projects as they proceed.

     Regenerative Fuel Cell Systems. We are developing a regenerative fuel cell system, which, by combining a fuel cell and an electrolyzer into a single system, can both generate electricity and produce hydrogen fuel from water and store it for later use. We believe that the system has the potential to achieve higher kilowatt hours per kilogram than advanced battery systems.

     When electricity from an external power source is available, the regenerative system operates as an electrolyzer by applying electricity to water to produce both oxygen and hydrogen to be stored until required. Operating as a fuel cell, the stored hydrogen and oxygen are consumed at the surfaces of the regenerative fuel cell to generate electricity. We are currently in the development phase of a 500W regenerative fuel cell system and are in the research and development phases of a 10kW regenerative fuel cell system.

     Our regenerative fuel cell systems are designed to enable our customers to invest in a single system that can be applied to both refueling and electricity generation. We believe the single system characteristic to have significant economic benefits in markets where electricity costs can vary widely and where electricity can be generated from renewable sources such as solar and wind energy. Where electricity can be generated from renewable sources, a regenerative fuel cell system creates a sustainable energy solution.

     We believe that our regenerative fuel cell technology will have applications in each of the transportation, stationary and portable markets.

     Compact Fuel Cell System. We are developing a compact fuel cell system designed to provide portable fuel cell power. We expect that this compact fuel cell will enjoy substantial advantages over conventional batteries, such as higher reliability, longer life, lower life-cycle cost, continuous operation as long as fuel and oxidant supplies are provided, reduced maintenance, more reliable monitoring and no environmental pollution. This compact fuel cell could potentially be used for powering personal electronic devices such as laptop computers and cameras.

  Other Products and Services

     In addition to our products described above, we design and manufacture stand-alone PEM fuel cell stacks that can be integrated into other fuel cell developers' systems. We also design and manufacture catalytic burners, a key component of our extreme weather premium power products, that can be used for clean, cost-effective and efficient delivery of hydrogen and the co-generation of heat.

OUR MILESTONES

     The following tables illustrate the major milestones which we have achieved since 1996 relating to our products in each of the transportation, stationary and portable power markets:

     Transportation Market

DATE                           MILESTONE
------------------------------------------------------------------
1996  Initiated FCATS research and development contract with the
      Canadian federal government
      ------------------------------------------------------------
      Sold first FCATS to a U.S. aerospace manufacturer in
      connection with a NASA-sponsored project
------------------------------------------------------------------
1997  Developed and sold four 5kW FCATS to U.S., Canadian and
      European research institutions
------------------------------------------------------------------
1998  Sales of FCATS to commercial fuel cell manufacturers
------------------------------------------------------------------
1999  First repeat sale of a FCATS
------------------------------------------------------------------
2000  First sale of a FCATS to a major U.S. auto manufacturer
      ------------------------------------------------------------
      Initiated research and development for a multi-kW stack

     Stationary Market

DATE                           MILESTONE
------------------------------------------------------------------
1996  Initiated a fuel cell development contract with the Canadian federal government
------------------------------------------------------------------
1997  Demonstrated our first 1kW air breathing fuel cell operable without forced convection
------------------------------------------------------------------
1998  Demonstrated our first bench-scale PEM electrolyzer
      technology
------------------------------------------------------------------
1999  Demonstrated our first bench-scale regenerative fuel cell prototype technology
------------------------------------------------------------------
2000  Received funding from the Canadian federal government for development of our regenerative fuel cell technology
      ------------------------------------------------------------
      Developed a multi-kW fuel cell stack for distributed power

     Portable Market

DATE                           MILESTONE
------------------------------------------------------------------
1996  Initiated the development of an extreme cold-weather fuel cell system under sponsorship of the Canadian federal
      government
------------------------------------------------------------------
1997  Demonstrated a fuel cell system designed to operate
      continuously at a near ambient temperature of -40(degrees)C
------------------------------------------------------------------
1998  Secured U.S. and Canadian patents for our extreme
      cold-weather fuel cell system Initiated 2kW field deployable fuel cell generator contract with the Canadian federal
      government
------------------------------------------------------------------
1999  Developed a compact portable fuel cell product with
      integrated heat transfer channels
      ------------------------------------------------------------
      Received pre-commercial orders for two of our extreme
      cold-weather premium power fuel cell systems
------------------------------------------------------------------
2000  Delivered an integrated 2kW fuel cell generator with
      low-pressure metal hydride fuel storage capabilities
      ------------------------------------------------------------
      Received funding from the Canadian federal government for
      the development of a chemical hydride reactor

HOW FUEL CELLS WORK

     The core of a fuel cell consists of two electrodes, the anode and cathode, separated by a solid polymer membrane electrolyte, which, in the case of our fuel cells, is a proton-exchange membrane known in our industry as a PEM. Each of the electrodes is coated on one side with a thin catalyst layer. Hydrogen fuel separates into free electrons and protons in the presence of the catalyst at the anode. The free electrons are conducted in the form of usable electric current though an external circuit. The protons migrate through the PEM to the cathode. At the cathode, oxygen from air, electrons from the circuit and protons combine to form water and heat. To obtain the desired amount of electrical power, individual fuel cells are combined into a fuel cell stack. Increasing the number of cells in the stack increases the voltage while increasing the surface area of the cells increases the current.

     To generate usable electrical power, a complete fuel cell power system, like a complete automobile engine or power generator, requires a fuel supply subsystem, an air supply subsystem, a cooling subsystem and a control subsystem. In addition, for certain applications, a fuel cell system may require an inverter and a power conditioner to convert the direct current produced by the fuel cell into the alternating current required by some electrical equipment and transmission systems.

RESEARCH AND DEVELOPMENT

     We are targeting our research and development efforts to integrate fuel cells into specific commercial applications while enhancing the performance and life span of fuel cell systems. Developmental research in the areas of hydrogen generation and regenerative fuel cell systems is also a focus of our research and development program. We also undertake projects with our customers for developing prototype and pre-commercial products.

MANUFACTURING AND FACILITIES

     We manufacture our products at our registered and head office at 100 Caster Avenue, Woodbridge, Ontario, Canada L4L 5Y9. Our lease for this facility expires in July 2002. Our main activities at this facility involve the manufacture of our test station products and research and development of our fuel cell products.

     On occasion, we outsource some of the manufacturing that we require to local operators who produce prototype components to our specifications. We also outsource the production of certain selective capital-intensive components to third party manufacturers. We believe that this practice allows us to manage our capital costs and to focus on our core business.

     We believe that our current facilities, which are approximately 13,600 square feet, no longer accommodate the growth of our business. Therefore, we have recently signed a binding offer to lease a larger facility of approximately 95,000 square feet and plan to move our manufacturing operations to this new facility during the fourth quarter of 2000. This larger facility will allow us to expand significantly our manufacturing capabilities.

SALES & MARKETING

     Our first commercial product was our FCATS fuel cell test station. FCATS are marketed and sold by our direct sales and marketing staff to advanced fuel cell developers such as automotive companies, fuel cell component developers and advanced research institutions. Our marketing efforts are global in scope and we have current plans to establish sales and service offices in strategic locations around the world. We recently hired a sales representative who is based in Tokyo and who will cover Japan and other parts of Asia. The sales force is currently organized by customer account for our test station line of products, and by product line for our fuel cell system products. We currently plan to expand our sales staff to cover our growing markets.

     Our sales and marketing strategies for our three principal markets are as follows:

     Transportation Market. To date, our sales efforts with our principal customer in the transportation market, General Motors Corporation, have focused on supplying automotive fuel cell test stations. Fuel cell test stations delivered or under construction range from 2kW to 85kW, and include most aspects of the balance of plant required to control and operate large fuel cell stacks. We intend to continue to develop fuel cell systems for emerging premium power applications in this market, such as underground mining vehicles and forklift trucks.

     Over the longer term, we hope to build sales in the automotive fuel cell market with automotive original equipment manufacturers, or OEMs, who are actively expanding their own market opportunities through the adoption of fuel cell technology. We intend to seek opportunities to manufacture fuel cell subsystems for direct sale to or for distribution through OEMs, to license designs to automotive manufacturers and to participate in the retooling of machinery for the vehicle production of vehicles which use fuel cell technology.

     Stationary Market. We intend to focus our sales and marketing efforts in the stationary power market on the sale of our industrial-grade test stations and fuel cell systems that can be applied directly to the stationary power market. We believe that as we improve the efficiencies of our systems and production costs decrease, an increase in the demand for clean, high quality uninterruptible electric power will lead to broader market opportunities for our products.

     We also intend to develop strategic distribution partnerships in the distributed power generation market to distribute our stationary power products. We do not intend to market our stationary power products directly to end users, except for military and premium power applications. Targeted strategic distribution partners include electric and gas utilities, energy merchants, propane companies, independent heating, ventilation and air-conditioning dealers/contractors, as well as energy service providers and distributors of reciprocating engines and microturbines.

     Portable Market. Our primary near-term customer for portable fuel cell power systems will continue to be the Canadian Department of National Defence. However, we believe that there is an expanding market for portable power generation for applications such as scientific and environmental monitoring, remote and extreme weather power generation, control instrumentation at remote sites, auxiliary power and other specialty applications. Portable power generators also can fulfill back-up power requirements, especially as high power demands on the power grid cause an increase in random electrical black-outs and brown-outs. We believe that fuel cell power generators can be marketed by highlighting the significant advantages such systems enjoy over existing technologies for these applications. Our intention is to establish non-exclusive supplier relationships with large volume major retailers and with existing OEMs who wish to expand into a fuel cell line. In either case, our current intentions are to supply fuel cell power modules to these customers to be built into an end product. As we develop portable fuel cell products and as our manufacturing costs decline, our long-term objectives are to form non-exclusive strategic relationships or joint ventures with leading industry partners.

     As manufacturing costs decline, we also hope to enter the area of sub-kW electronic devices, such as cell phones and laptop computers. Our marketing goal will be to promote the longevity of the fuel cell device and its ease of recharging, compared to the capabilities of battery technology. Our objectives are to form non-exclusive relationships or joint ventures with leading industry partners.

INTELLECTUAL PROPERTY

     We believe that an active policy of protecting intellectual property is an important component of our strategy of being a technology leader in PEM fuel cell systems and subsystems and related testing and diagnostic equipment. We have recently initiated a comprehensive program to review our inventions in order to protect our key intellectual property through a variety of methods.

     We rely on a combination of patent, copyright, trademark, trade secret and contract laws, as well as international treaties, to protect our proprietary rights to our intellectual property which includes technical know-how, designs, special materials, manufacturing techniques, test equipment and procedures for fuel cells, fuel cell components, and fuel cell systems. We have recently initiated a comprehensive invention disclosure program under which our employees prepare and submit invention reports for review and evaluation. Most of our products have been delivered to customers pursuant to confidentiality agreements, which restrict the recipient from opening or reverse engineering such products.

     Our strategy is to develop and secure intellectual property in areas of underdeveloped technologies within our core business or areas not widely pursued by our competitors, in which a cohesive block of patents can be secured as an important competitive advantage. This strategy has led us to focus our on the development of fuel cell stacks functioning with near ambient-pressure air, no or limited humidification, no fuel conditioning and simple cooling schemes.

     We currently have been granted patents on our HyTEF technology in the United States and Canada. Corresponding applications have been filed in Europe covering seven of the European Union nations, and in Iceland, Japan, Norway, Russia and Chile. More recently, five new U.S. patent applications have been filed, primarily directed to water management aspects of fuel cell operation. Other patent applications are in preparation. Subject to the payment of maintenance fees, our U.S. and Canadian patents relating to our HyTEF technology will expire in 2016 and 2017, respectively.

TECHNOLOGY DEVELOPMENT FUNDING ARRANGEMENTS

     We typically retain sole ownership of the intellectual property we develop. However, we have agreed to pay royalties to some of our funding partners as follows:

     Natural Resources Canada and Canadian Department of National
Defence. Since 1996, we have entered into a number of agreements with Natural Resources Canada, or NRCan, under which NRCan has provided us with varying levels of funding to aid in the development of prototype power generators and PEM fuel cell systems. Under each agreement, NRCan receives a royalty equal to 2% of all revenue we receive for the licensing and sale of the intellectual property related to the particular project. These royalty rights expire upon the earlier of NRCan recouping the amount of the funding given to us or, in most cases, 15 years and in one case, 10 years. The aggregate funding amount to be recouped by NRCan is approximately $641,000. We retain all intellectual property rights in the projects, provided that we pursue the commercialization of the intellectual property, subject to a non-exclusive royalty-free licenses granted to NRCan in perpetuity to use or sublicense the intellectual property rights, should we decide not to commercialize the technology. One of these agreements was amended in early 2000 to add the Canadian Department of National Defence as a contributor of funds.

     National Research Council Canada. In 1998, we entered into an agreement with the National Research Council Canada, or the NRC, under which the NRC agreed to contribute up to approximately $27,000 toward the development of an advanced modular client/server fuel cell automated test station mainframe and satellite. The NRC has no right to receive royalties under the agreement. In 1999, we entered into another agreement with the NRC pursuant to which the NRC agreed to contribute up to approximately $329,000 toward the development of fuel cell automated test stations for residential fuel cells. Under this agreement, from April 1, 2005 to January 1, 2008, the NRC has the right to receive a quarterly royalty of 1.3% of our gross revenue, up to a total of approximately $494,500. If the NRC's contribution to the project is not recouped by 2008, we will be obligated to pay royalties until the earlier of full repayment or April 1, 2015.

     Universite du Quebec a Trois-Rivieres. In 1996, we entered into an agreement with the Universite du Quebec a Trois-Rivieres, or UQTR, pursuant to which we contributed approximately $21,000 to UQTR to aid in the development of the HyTEF system. Under this agreement, UQTR has a right to receive a royalty of 4% of the total sales generated by the technology developed under that project until September 2006. We retain rights to all intellectual property developed in connection with the project. Amounts payable to UQTR are not capped under this agreement.

COMPETITION

     We expect to compete against current conventional technologies, other fuel cell developers and other alternative power sources in all of our targeted markets. In the fuel cell industry, we expect to compete in both the fuel cell system and the fuel cell automated test station areas.

     Fuel Cell Systems. We expect to compete with companies who currently have fuel cell and fuel cell system development programs. Companies involved in fuel cell development programs include Ballard Power Systems Inc., United Technologies Corporation, Analytic Power Corporation, DeNora spa, Energy Partners, Inc., General Motors Corporation, Honda Motor Co. Ltd., H Power Corp., International Fuel Cells Corporation, Northwest Power Systems, LLC, Plug Power Inc., Toshiba Corporation, the Toyota Motor Corporation, Giner, Inc. and Proton Energy Systems Inc. Companies with programs for fuel cells other than PEM fuel cells include Fuel Cell Energy Inc., Fuji Electric Co., Ltd., Global Thermoelectric Inc., Hitachi, Ltd. and International Fuel Cells Corporation.

     A number of corporations, national laboratories and universities in the United States, Canada, Europe, Japan and elsewhere also possess fuel cell technology. Many of our competitors have financial, technological and personnel resources far greater than ours and represent significant competition.

     Fuel Cell Automated Test Stations. In the fuel cell automated test station area, we compete primarily on the basis of product features, performance, reliability and price. A number of companies currently manufacture fuel cell automated test stations. These companies include Emprise Corporation, ElectroChem, Inc. and Lynntech Inc.

     In addition to the companies which currently manufacture test stations, most large fuel cell developers and original equipment manufacturers have some degree of internal test station development. These companies include Ballard Power Systems Inc., Plug Power Inc., International Fuel Cells Corporation, H Power Corporation and Delphi Automotive Systems Corporation.

GOVERNMENT REGULATION

     Currently, the only regulations we encounter are the regulations that are common to all businesses, such as employment legislation, implied warranty laws, and environmental, health and safety standards. We maintain a policy of operating our business in compliance with all government regulations.

     It is likely that we will encounter industry-specific government regulations in the future in many of the jurisdictions in which we operate. It may become the case that regulatory approvals will be required for the design, installation and possibly operation of stationary and mobile fuel cell systems. To the extent that there are delays in gaining regulatory approval, our development and growth may be constrained. We intend to comply with any industry-specific regulations governments put in place.

EMPLOYEES

     As of July 13, 2000, we employed 56 persons, all of whom are full-time employees. Approximately 25 of our employees are professional staff, including engineers, scientists, and other professionals. Our employees are not represented by a labor union. We believe that our relationship with our employees is good.

LEGAL PROCEEDINGS

     We are not currently subject to any material legal proceedings; however, we may from time to time become a party to various legal proceedings arising in the ordinary course of business.

CORPORATE HISTORY

     We were incorporated under the Canada Business Corporations Act on August 1, 1988 as Traduction Militech Translation Inc. Initially, Traduction Militech Translation Inc. was engaged in providing translation services. By articles of amendment dated August 20, 1990, we changed our name to Societe Hydrogenique Incorporee -- Hydrogenics Corporation Incorporated. From 1990 to August 1995, Societe Hydrogenique Incorporee -- Hydrogenics Corporation Incorporated did not actively carry on business. In August 1995, we commenced our fuel cell technology development business. By articles of amendment dated December 11, 1995, we changed the location of our registered office and added restrictions to our articles concerning subscription for shares by the public. By articles of amendment dated December 21, 1998, we changed our authorized capital by creating a class of preferred shares. We also divided our 300 common shares then outstanding into 3,000,000 common shares. By articles of amendment dated January 21, 2000, we changed the location of our registered office and created a new class of preferred shares issuable in series. Pursuant to the same amendment, we re-designated the original class of preferred shares as Series A preferred shares, converted the 750,000 preferred shares of the original class into 750,000 Series A preferred shares, changed the rights and conditions attaching to such shares, and created a new series of preferred shares, the Series B preferred shares. We also consolidated our 3,000,000 common shares then outstanding into 2,812,500 common shares. By articles of amendment dated January 24, 2000, we changed our name to Hydrogenics Corporation -- Corporation Hydrogenique. We have no subsidiaries.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information with respect to our executive officers and directors as of the date of this prospectus:

NAME                                   AGE                           POSITION
----                                   ---                           --------
Pierre Rivard........................  44     President, Chief Executive Officer and Director
Norman M. Seagram....................  65     Chairman of the Board of Directors
Boyd J. Taylor.......................  40     Vice President Sales and Marketing and Director
Joseph Cargnelli.....................  30     Vice President Technology and Director
Robert Edwards.......................  42     Vice President Finance, Treasurer and Secretary
Dr. Ravi B. Gopal....................  39     Vice President Engineering, Electronics and Controls
Brian Carwana........................  29     Director
Donald J. Lowry......................  48     Director
Dr. Robert Lee.......................  74     Director

     PIERRE RIVARD is one of our founders and has served as our President and a director since the inception of our fuel cell related business in August 1995. Mr. Rivard has served as our Chief Executive Officer since July 2000. From June 1994 to July 1995, Mr. Rivard served as a research engineer at the University of Toronto with the Department of Mechanical Engineering. Mr. Rivard earned a Master's degree in Mechanical Engineering from the University of Toronto, a Master's degree in Business Administration from the University of Western Ontario, and a Bachelor's degree in Mechanical Engineering from the Royal Military College of Canada. Mr. Rivard resides in Toronto, Ontario.

     NORMAN M. SEAGRAM was elected Chairman of our board of directors in July 2000. From September 1996 to May 1997, Mr. Seagram was President and Chief Executive Officer of Molson Inc., a brewery and entertainment company. From October 1992 to August 1996, Mr. Seagram was Chairman and Chief Executive Officer of Air Liquide Canada, Inc., a producer of industrial gases. Mr. Seagram is currently Vice-Chairman of Tennis Canada and serves as a director on the boards of VitalAire Company, the AR Plus Group, the Toronto Symphony Orchestra, Trinity College School and the Canadian Foundation of International Management. Mr. Seagram also serves on the International Advisory Council of INSEAD, France, and on the advisory boards of Exclamation International Inc., the Business Fund for Canadian Studies in the United States, and the Faculty of Applied Science and Engineering, University of Toronto. Mr. Seagram resides in Toronto, Ontario.

     BOYD J. TAYLOR is one of our founders and has served as a director since January 1996. Mr. Taylor served as our Secretary from January 1996 until July 1999 and was appointed as our Vice President Sales and Marketing in July 2000. From January 1993 to September 1995, Mr. Taylor was Manager of Sales and Marketing of Aquatic Telemetry Systems at Lotek Engineering Inc., a manufacturer of terrestrial and aquatic telemetry systems. Mr. Taylor earned a Bachelor's degree in Electrical Engineering from Memorial University. Mr. Taylor resides in Aurora, Ontario.

     JOSEPH CARGNELLI is one of our founders and has served as a director since January 1996. Mr. Cargnelli served as our Treasurer from January 1996 until July 2000. Mr. Cargnelli was appointed as our Vice President Technology in July 2000. Mr. Cargnelli earned both a Master of Applied Science degree in Mechanical Engineering and a Bachelor of Applied Science degree in Mechanical Engineering from the University of Toronto. From April 1992 to April 1993, Mr. Cargnelli served as a Research Engineer with the Laboratory of Advanced Concepts in Energy Conversion Inc., a laboratory engaged in the research, development and demonstration of alkaline fuel cells and hydrogen storage methods. Mr. Cargnelli resides in Toronto, Ontario.

     ROBERT EDWARDS joined us in July 1999 as our Vice President Finance. Mr. Edwards has served as our Secretary since July 1999 and as Treasurer since July 2000. From January 1999 to July 1999, Mr. Edwards served as one of our directors as a nominee of Working Ventures Canadian Fund Inc. From November 1996 to July 1999, Mr. Edwards was employed by Working Ventures Canadian Fund Inc. as a Portfolio Manager and Vice President of Investments. Mr. Edwards earned a Masters degree in Business Administration from the University of Western Ontario and a Bachelor of Applied Science degree from the University of British Columbia. Mr. Edwards resides in Oakville, Ontario.

     DR. RAVI B. GOPAL joined us in May 1998 and was appointed Vice President of Engineering, Electronics and Controls in June 1999. Dr. Gopal was employed by the University of Quebec, Trois-Rivieres as a Post-Doctoral Fellow from October 1991 to May 1994, a Research Associate from June 1994 to May 1998 and as a member of the teaching faculty from January to May 1998. Dr. Gopal received his Ph.D from the Indian Institute of Science. Dr. Gopal resides in Toronto, Ontario.

     BRIAN CARWANA joined our board of directors in November 1999 as a nominee of Working Ventures Canadian Fund Inc. Mr. Carwana is currently an Investment Manager at Working Ventures Canadian Fund Inc., a venture capital fund at which he has been employed since January 1997. From September 1994 to December 1996, Mr. Carwana was employed at Monitor Consulting, a strategy consulting firm. Mr. Carwana served as a director of Norvik Traction Inc. from November 1999 to March 2000 as a nominee of Working Ventures Canadian Fund Inc. Norvik Traction Inc. had a receiver appointed pursuant to a court order in Toronto, Ontario on June 6, 2000. Mr. Carwana currently represents Working Ventures Canadian Fund Inc. on the boards of several private corporations. Mr. Carwana resides in Toronto, Ontario.

     DONALD J. LOWRY joined our board of directors in July 2000. Since February 1998, Mr. Lowry has been President and Chief Executive Officer of EPCOR Utilities Inc., an essential services utility. From May 1997 to January 1998, Mr. Lowry served as Chairman of Alta Telecom Inc., a telecommunications company. From March 1993 to May 1997, Mr. Lowry served as President and Chief Operating Officer of Telus Communications Inc., a telecommunications company. Mr. Lowry currently serves as a director on the board of the Canadian Electrical Association, Sasktel International, Imperial Rubber Co. Ltd., Total Telecom Inc. and Encore Energy. Mr. Lowry earned both a Master's degree in Business Administration and a Bachelor of Commerce degree from the University of Manitoba. Mr. Lowry resides in Edmonton, Alberta.

     DR. ROBERT LEE joined our board of directors in January 1999 and served as Chairman until July 2000. Prior to January 1999, Dr. Lee was a member of our Advisory Board. Dr. Lee has worked for Air Liquide Canada since 1947. Since 1990, Dr. Lee has been an independent technical advisor to Air Liquide Canada and several of its subsidiaries, as well as to various other institutions, including the University of British Columbia-Center for Metallurgical Processing and the American Iron and Steel Institute/Department of Energy. Since 1985, Dr. Lee has served as a director and the Vice President of Technology of Q.S. Oxygen Process Inc. Dr. Lee has been involved in the development of more than 25 inventions, securing over 200 patents. In 1998, Dr. Lee received an honorary Doctorate of Science from McGill University for innovative contributions to the metallurgical industry. Dr. Lee resides in Calgary, Alberta.

COMPOSITION OF THE BOARD OF DIRECTORS

     Our board of directors currently consists of seven members, four of whom are non-management directors. Our articles provide that we may have between three and nine directors on our board. Each of our directors holds office until the next annual meeting of shareholders and until the director's successor is elected and qualified, or until the director's earlier death, resignation or removal.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors has a Management Development and Compensation Committee, an Audit Committee and a Nomination and Corporate Governance Committee.

     Management Development and Compensation Committee. The Management Development and Compensation Committee reviews and makes recommendations to our board concerning the terms of the compensation packages provided to our employees, including our executive officers, the terms of any bonus or other awards provided to our employees, including our executive officers, and makes recommendations to our board regarding new executive officer appointees. Our Management Development and Compensation Committee also administers our current stock option arrangements. See "Stock Options" and "New Stock Option Plan." The members of our Management Development and Compensation Committee are Norman Seagram, Donald Lowry and Pierre Rivard.

     Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and oversees and establishes procedures concerning our systems of internal accounting and auditing control. The members of our Audit Committee are Norman Seagram, Donald Lowry and Robert Lee. We may modify the composition of our Audit Committee after the completion of this offering to ensure compliance with the rules promulgated by the Securities and Exchange Commission, The Nasdaq Stock Market, Inc. and The Toronto Stock Exchange.

     Nomination and Corporate Governance Committee. The Nomination and Corporate Governance Committee evaluates and assesses the effectiveness of our board, our individual directors and our board committees, establishes procedures for identifying new nominees to the board, recruits and recommends new nominees to the board and develops and monitors our approach to corporate governance issues. The members of our Nomination and Corporate Governance Committee are Norman Seagram, Donald Lowry and Pierre Rivard.

EXECUTIVE COMPENSATION

  Summary Compensation

     For the year ended December 31, 1999, our aggregate cash compensation payments to our executive officers and directors for services rendered in these capacities was approximately $223,000.

     The following table sets forth all compensation we paid to our Chief Executive Officer and our four other most highly compensated executive officers, to whom we refer hereafter as our senior executive officers, in the years indicated.

                           SUMMARY COMPENSATION TABLE

                                                                                            LONG-TERM
                                                                                          COMPENSATION
                                                 ANNUAL COMPENSATION                         AWARDS
                                   ------------------------------------------------   ---------------------
                                                                     OTHER ANNUAL     SECURITIES UNDERLYING
                                   YEAR   SALARY ($)   BONUS ($)   COMPENSATION ($)     OPTIONS/SARS (#)
                                   ----   ----------   ---------   ----------------   ---------------------
Pierre Rivard....................  1999    $51,964        --            $   69                    --
  President, Chief Executive       1998    $47,946        --                --                    --
  Officer and Director             1997    $23,413        --                --                    --

Boyd J. Taylor...................  1999    $51,964        --                --                    --
  Vice President Sales             1998    $47,946        --                --                    --
  and Marketing and Director       1997    $23,413        --                --                    --

Joseph Cargnelli.................  1999    $51,964        --                --                    --
  Vice President of Technology     1998    $47,946        --                --                    --
  and Director                     1997    $23,413        --                --                    --

Robert Edwards...................  1999    $21,652(1)     --            $   69               199,219
  Vice President Finance,          1998         --        --                --                    --
  Treasurer and Secretary          1997         --        --                --                    --

Dr. Ravi B. Gopal................  1999    $45,483        --            $  104                    --
  Vice President Engineering,      1998    $28,407(2)     --            $1,386                    --
  Electronics and Controls         1997         --        --                --                    --

---------------
(1) Mr. Edwards joined us in July 1999.

(2) Dr. Gopal joined us in May 1998.

  Option Grants During Fiscal 1999

     We granted options under our stock option plan to our senior executive officers during the year ended December 31, 1999 as follows:

                           NUMBER OF                                        MARKET VALUE OF
                         COMMON SHARES     % OF TOTAL                        COMMON SHARES
                          UNDERLYING     OPTIONS/SARS TO                       UNDERLYING
                         OPTIONS/SARS     EMPLOYEES IN     EXERCISE PRICE   OPTIONS/SARS ON
NAME                        GRANTED      FISCAL 1999 (%)   (CDN.$/SHARE)    DATE OF GRANT(1)   EXPIRATION DATE
----                     -------------   ---------------   --------------   ----------------   ---------------
Robert Edwards.........     140,625            71            Cdn.$2.00        Cdn.$281,250        July 2009
                             58,594            29            Cdn.$0.32        Cdn.$117,188        July 2009

---------------
(1) There was no public market for our common shares for the year ended December 31, 1999. Therefore, the amounts set forth in this column represent the fair market value of each of our common shares on the date of grant, as determined by our board of directors.

  Options Exercised in Fiscal Year 1999

     None of our senior executive officers exercised any options during the year ended December 31, 1999. The following table sets forth the estimated value as of December 31, 1999 of the exercisable and unexercisable options held by these officers.

                                                NUMBER OF SECURITIES
                                                     UNDERLYING
                                               UNEXERCISED OPTIONS AT      VALUE OF UNEXERCISED IN-THE-MONEY
                                                    YEAR END (#)                OPTIONS AT YEAR END (#)
                                             ---------------------------   ----------------------------------
NAME                                         EXERCISABLE   UNEXERCISABLE    EXERCISABLE       UNEXERCISABLE
----                                         -----------   -------------   --------------    ----------------
                                                                                     (IN THOUSANDS)
Robert Edwards.............................    17,578         123,047       Cdn.$     0        Cdn.$     0
                                               29,297          29,297       Cdn.$49,219        Cdn.$49,219

---------------
(1) The value of an "in-the-money" option represents the difference between the aggregate estimated fair market value of the common shares issuable upon exercise of the option and the aggregate exercise price of the option. There was no public market for our common shares as of December 31, 1999. Therefore, the amounts set forth in this column represent the fair market value of our common shares as of December 31, 1999, approximately Cdn.$2.00 per share, as determined by our board of directors.

  Director, Employee and Consultant Stock Options

     As of June 30, 2000, our executive officers, directors, employees and consultants held options to purchase an aggregate of 538,400 of our common shares. Our executive officers held options to acquire 335,000 of these common shares, exercisable at prices ranging from Cdn.$0.32 to Cdn.$2.00, expiring between June 16, 2009 and January 24, 2010. Our directors who are not executive officers held options to acquire 16,800 common shares, exercisable at prices ranging from Cdn.$2.00 to Cdn.$35.00, expiring between January 24, 2010 and June 29, 2010. Our employees, excluding our executive officers, held options to acquire 186,600 common shares, exercisable at prices ranging from Cdn.$0.32 to Cdn.$35.50, expiring at dates ranging from January 24, 2010 to June 29, 2010.

COMPENSATION OF DIRECTORS

     We do not currently pay any cash compensation to directors for serving on our board, but we do reimburse directors for out-of-pocket expenses for attending board and committee meetings. Two of our non-management directors, Donald Lowry and Norman Seagram, were granted options to purchase 600 and 700 of our common shares, respectively, in connection with their agreements to serve on our board. Dr. Robert Lee, another of our non-management directors, was granted options to purchase 15,500 of our common shares in connection with his service as our Chairman from January 1999 to July 2000.

EMPLOYMENT AGREEMENTS AND INSURANCE POLICY

     Each of Mr. Rivard, Mr. Taylor and Mr. Cargnelli is currently negotiating an employment agreement with us.

     Mr. Edwards' employment is currently subject to the terms and conditions of a letter agreement dated July 16, 1999. Under the terms of the letter agreement, we offered Mr. Edwards an annual salary of $51,964, options to purchase 140,625 common shares at an exercise price of Cdn.$2.00 per share vesting over four years, and various other customary benefits. Pursuant to the letter agreement, all of Mr. Edwards' unvested options will immediately vest upon his termination without cause in connection with a change of control of our company. Pursuant to a letter agreement dated July 15, 1999, we also offered Mr. Edwards options to purchase an additional 58,594 common shares at an exercise price of Cdn.$0.32 per share. These additional options have no such automatic accelerated vesting provisions.

     Dr. Gopal's employment is currently subject to the terms and conditions of a letter agreement dated March 16, 1998. Under the terms of the letter agreement, we offered Dr. Gopal an annual salary of $51,964, life insurance coverage and other customary benefits.

     We have purchased a key-man employee insurance policy with respect to Pierre Rivard, Joseph Cargnelli and Boyd J. Taylor, providing coverage of approximately $350,000 per person.

STOCK OPTIONS

     Since 1999, we have granted options to purchase our common shares to various employees, officers, directors and consultants. We formalized these grants in January 2000 by entering into stock option agreements with these individuals. These agreements generally provide that the options have a maximum term of ten years and vest over four years. In the event that an optionee's employment is terminated, the vested portion of any grant will remain exercisable for a period of 60 days after the date of termination. In the event of the death or incapacity of the optionee, the vested portion of any grant will remain exercisable for a period of 120 days following the date of death or incapacity. Unvested options expire upon the termination, death or incapacity of the optionee. If a change of control of our company occurs, the company through our board of directors has the power to amend the terms of each option to allow for the exercise of the unvested portion of each option prior to the completion of the change of control. Our stock option agreement with Mr. Edwards covering options to purchase 140,625 of our common shares at an exercise price of Cdn.$2.00 per share provides that all of Mr. Edwards' then unvested options subject to such agreement will immediately vest upon his termination without cause in connection with a change of control of our company.

NEW STOCK OPTION PLAN

     Prior to the completion of this offering, we will implement a new stock option plan which will grant to our board of directors or a committee of our board the discretion to grant options to purchase common shares to our employees, directors and consultants. It is expected that the board will delegate responsibility for the administration of our new stock option plan to our Management Development and Compensation Committee. The new plan will provide that options will have a maximum term of ten years, unless otherwise specified by our board, and will have an exercise price per share of not less than the fair market value of our common shares on the day immediately prior to the date of grant. Unless otherwise specified in the particular optionee's option agreement, options granted under the plan will vest over a period of four years with 25% of the particular option grant vesting each year. Options granted under the plan may not be transferred or assigned by the optionee and upon any such transfer or assignment or attempted transfer or assignment, such options will terminate and be of no further force and effect.

     If an optionee's employment or term as a director or consultant with us is terminated without cause or the optionee voluntarily resigns, any vested options then held by the optionee may be exercised by the optionee for a period of 90 days from the applicable date of termination or resignation provided that the option does not expire prior to the end of the 90 day period. If an optionee's employment or term as a director or consultant with us is terminated for cause, all options then held by the optionee, whether vested or unvested, immediately expire and are cancelled on the applicable termination date. If an optionee that is an employee, director or consultant dies or becomes disabled or an optionee that is an employee or director retires, any vested options then held by the optionee may be exercised for a period of 180 days from the applicable date of death, disablement or retirement, provided that the option does not expire prior to the end of the 180 day period.

     Under certain circumstances, such as an amalgamation, combination, merger or other reorganization involving our company, the plan will allow the board to replace or modify any issued option in order to preserve proportionately the rights and obligations of all optionees. The board may also permit the vesting and exercise of any outstanding unvested option not otherwise exercisable upon the occurrence of certain events including a change of control involving our company.

     It is expected that the plan will provide that the aggregate number of common shares that may be issued under the plan may not exceed 10% of our issued and outstanding common shares. In addition, no one person will be permitted to receive more than 5% of the common shares reserved for issuance pursuant to options granted under the plan.

DIRECTORS' AND OFFICERS' INDEMNIFICATION

     Under the Canada Business Corporations Act and our By-Laws, we are permitted to indemnify out of our own funds our directors and officers, former directors and officers and their respective heirs and legal representatives against costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment reasonably incurred by them in a civil, criminal or administrative action or proceeding to which they are made parties because of their position as our directors or officers, including an action by or on behalf of us to procure a judgment in our favor. In order to be entitled to indemnification under this Act and our By-Laws, the director or officer must act honestly and in good faith with a view to our best interests, and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer must have reasonable grounds for believing that his or her conduct was lawful. In addition, in respect of an action by or on behalf of us to procure a judgment in our favor, a court must approve of the indemnification.

     Under our Amended and Restated Unanimous Shareholders' Agreement we agree to indemnify our directors and their heirs and legal representatives against all costs, charges and expenses, including amounts paid to settle actions or satisfy judgments reasonably incurred by them in respect of any civil, criminal or administrative proceeding to which they are made parties because of being or having been one of our directors, provided that they acted honestly and in good faith with a view to our best interests and, in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, they had reasonable grounds to believe that their conduct was lawful.

     Currently, there is no pending litigation or proceeding where a current or past director, officer or employee is seeking indemnification, nor are we aware of any threatened litigation that may result in claims for indemnification. We have purchased a liability insurance policy covering our directors and officers.

                              CERTAIN TRANSACTIONS

AMENDED AND RESTATED UNANIMOUS SHAREHOLDERS' AGREEMENT

     We are a party to an Amended and Restated Unanimous Shareholders' Agreement with all of our existing shareholders, some of whom are presently officers and directors of our company. Pursuant to this agreement, the parties agreed to restrictions and reciprocal rights in connection with sales of their shares in a number of specified circumstances, including tag-along rights, drag-along rights and rights of first refusal. In addition, the agreement places restrictions upon loans to us from shareholders and allows participation by the shareholders in future debt and equity financings. The agreement was amended in July 2000 to change the composition of the board of directors and to adjust the composition of its various committees in preparation for this offering. All shareholders have consented to the offering and have waived their right to participate in the offering. This agreement will terminate automatically upon the closing of this offering.

RELATIONSHIP BETWEEN CIBC WORLD MARKETS INC. AND CIBC CAPITAL PARTNERS

     CIBC Capital Partners, which presently holds preferred shares convertible into 394,000 common shares, representing approximately 9.7% of our common equity, is a division of a Canadian chartered bank. CIBC World Markets Inc., one of the underwriters in this offering, is a wholly-owned subsidiary of the same Canadian chartered bank. Accordingly, CIBC World Markets Inc. may be considered a related and connected issuer of the company for the purposes of applicable Canadian securities laws. The decision of CIBC World Markets Inc. to underwrite this offering was made independently of CIBC Capital Partners. The decision to distribute our common shares was made by us independently of CIBC Capital Partners, although the terms of the offering were established through negotiations between us and the underwriters. CIBC World Markets Inc. will not receive any benefit from this offering other than its portion of the commissions payable by us to the underwriters.

RELATED PARTY TRANSACTION

     We subcontract some manufacturing in the normal course of our operations to a company owned by the father and uncle of Joseph Cargnelli, one of our directors and a principal shareholder. From January 1, 1997 to December 31, 1999, this company billed us a total of $177,734. At December 31, 1999, we had an accounts payable balance due to this company of $69,430. We believe that the rates this company has charged us for its services are comparable to rates we could have obtained from an unrelated third party.

                             PRINCIPAL SHAREHOLDERS

     The following table provides information regarding the beneficial ownership of our common shares as of June 30, 2000, and as adjusted to reflect the sale of common shares in this offering, as to:

     - each person or entity who beneficially owns more than 5% of our outstanding common shares;

     - each of our senior executive officers; and

     - all of our directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all common shares held by them. The number of common shares outstanding used in calculating the percentage for each listed person includes the common shares underlying options held by such person that are exercisable within sixty (60) days of June 30, 2000, but excludes common shares underlying options held by any other person. Percentage ownership is calculated by reference to the 4,076,000 common shares deemed outstanding as of June 30, 2000, and an estimated additional common shares to be issued in this offering.

                                                       NUMBER OF COMMON        NUMBER OF COMMON
                                                     SHARES BENEFICIALLY     SHARES BENEFICIALLY
                                                        OWNED PRIOR TO           OWNED AFTER
                                                        THIS OFFERING           THIS OFFERING
                                                     --------------------    --------------------
BENEFICIAL OWNER                                      NUMBER      PERCENT     NUMBER      PERCENT
----------------                                     ---------    -------    ---------    -------
Pierre Rivard(1)...................................    937,500       23%       937,500
Boyd Taylor........................................    937,500       23        937,500
Joseph Cargnelli...................................    937,500       23        937,500
Robert Edwards(2)..................................     68,750      1.7         68,750
Dr. Ravi B. Gopal(3)...............................     68,750      1.7         68,750
Micro-Generation Technology Fund, LLC(4)...........    394,000      9.7        394,000
Working Ventures Canadian Fund Inc.(5).............    369,000      9.1        369,000
CIBC Capital Partners(6)...........................    394,000      9.7        394,000
All directors and executive officers as a group (9
  persons).........................................  2,965,500     70.1      2,965,500

---------------
(1) The address of Mr. Rivard and all of the other senior executive officers listed in this table is Hydrogenics Corporation, 100 Caster Avenue, Woodbridge, Ontario, Canada L4L 5Y9.

(2) Consists of 68,750 common shares issuable pursuant to presently exercisable stock options.

(3) Consists of 68,750 common shares issuable pursuant to presently exercisable stock options.

(4) Consists of 394,000 common shares issuable upon the conversion of outstanding preferred shares, which will occur automatically upon the completion of this offering. The address of Micro-Generation Technology Fund, LLC is c/o Arete Corporation, Manager, P.O. Box 1299, Harbor, New Hampshire 03226.

(5) Consists of 369,000 common shares issuable upon the conversion of outstanding preferred shares, which will occur automatically upon the completion of this offering. The address of Working Ventures Canadian Fund Inc. is 250 Bloor Street East, Suite 1600, Toronto, Ontario, Canada M4W 1E6.

(6) Consists of 394,000 common shares issuable upon the conversion of outstanding preferred shares, which will occur automatically upon the completion of this offering. The address of CIBC Capital Partners is BCE Place, P.O. Box 500, 8th Floor, 161 Bay Street, Toronto, Ontario, Canada M5J 2S8.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND ISSUED SHARE CAPITAL

     Our authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series, of which 2,812,500 common shares, 750,000 Series A preferred shares and 510,500 Series B preferred shares were issued and outstanding as of March 31, 2000. Upon closing of this offering, all of the issued and outstanding Series A and Series B preferred shares described above will be automatically converted at a ratio of one to one, into an aggregate of 1,260,500 common shares.

     Each common share carries one vote on all matters to be voted on by our shareholders. Holders of common shares are entitled to receive dividends as and when declared by our board of directors and to share ratably in our remaining assets available for distribution, after payment of liabilities, upon our liquidation, dissolution or winding up. Our common shares do not carry pre-emptive rights or rights of conversion into any other securities. All outstanding common shares are fully paid and non-assessable, and the common shares to be issued in this offering will also be fully paid and non-assessable. There are no limitations on the rights of non-resident or foreign owners of our common shares to hold or vote their shares.

     Prior to the completion of this offering, we intend to amend our articles to provide our board of directors with the authority, without further action by the shareholders, to issue an unlimited number of special preferred shares in one or more series and in the event that special preferred shares are issued, the board will also be able to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights of any preferred shares including any qualifications, limitations or restrictions. Special rights which may be granted to a series of special preferred shares may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be superior to the rights of the common shares. Special preferred share issuances could decrease the market price of the common shares and may adversely affect the voting and other rights of the holders of common shares. The issuance of special preferred shares could also have the effect of delaying or preventing a change in control of our company.

SHARE SPLIT

     Prior to the completion of this offering, we intend to file articles of amendment to split all of our outstanding and reserved common shares on a basis that has yet to be determined.

PRIOR SALES

     In January 2000, we issued 510,500 Series B preferred shares for an aggregate subscription price of $3.7 million. This was the only transaction involving the sale of shares in the 12 months prior to the date of this prospectus, other than in connection with the granting and exercise of stock options by our officers, directors, employees and consultants.

REGISTRAR AND TRANSFER AGENT

     We expect that the registrar and transfer agent for our common shares in Canada will be CIBC Mellon Trust Company at its principal offices in Toronto, Ontario, and that the transfer agent for our common shares in the United States will be Chase Mellon Shareholders Services L.L.C. at its offices in New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, based upon the number of common shares
outstanding as of June 30, 2000, a total of                common shares will be
outstanding (               common shares if the underwriters exercise their
over-allotment option in full). All of the common shares sold in this offering in the United States and Canada will be freely tradable without restriction under either (i) the Securities Act of 1933, except for any such shares which may be acquired by an affiliate of ours, as that term is defined in Rule 144 promulgated under the Securities Act of 1933, or (ii) applicable Canadian securities laws, except for any shares acquired by "control persons," as defined under these laws.

U.S. RESALE RESTRICTIONS

     All of our common shares issued prior to this offering are "restricted securities" as this term is defined under Rule 144, in that such shares were issued in private transactions not involving a public offering and may not be sold in the United States in the absence of registration other than in accordance with Rule 144 under the Securities Act of 1933 or another exemption from registration. In general, under Rule 144 as currently in effect, any of our affiliates or any person (or persons whose shares are aggregated in accordance with Rule 144) who has beneficially owned our common shares which are treated as restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of
our outstanding common shares (approximately          shares based upon the
number of common shares expected to be outstanding after this offering) or the reported average weekly trading volume in our common shares during the four weeks preceding the date on which notice of such sale was filed under Rule 144. Sales under Rule 144 are also subject to manner of sale restrictions and notice requirements and to the availability of current public information concerning our company. In addition, affiliates of our company must comply with the restrictions and requirements of Rule 144 (other than the one-year holding period requirements) in order to sell common shares that are not restricted securities (such as common shares acquired by affiliates in market transactions). Furthermore, if a period of at least two years has elapsed from the date restricted securities were acquired from us or from one of our affiliates, a holder of these restricted securities who is not an affiliate at the time of the sale and who has not been an affiliate for at least three months prior to such sale would be entitled to sell the shares immediately without regard to the volume, manner of sale, notice and public information requirements of Rule 144. Upon the closing of this offering, we intend to file a registration statement for the resale of the common shares that are authorized for issuance under our stock option plan. We expect this registration statement to become effective immediately upon filing. Shares issued pursuant to our stock option plan to U.S. residents after the effective date of that registration statement (other than shares issued to our affiliates and the employees described below) generally will be freely tradable without restriction or further registration under the Securities Act of 1933. We, along with our directors, executive officers and current shareholders, have agreed, for a period of 180 days after the date of this prospectus, not to offer or sell any of our common shares, subject to limited exceptions, without the prior written consent of Salomon Smith Barney Inc. In addition, substantially all of our employees that hold
options to purchase at least        common shares that are either currently
vested or that vest prior to the end of that period will be bound by the same obligation. See "Underwriting."

CANADIAN RESALE RESTRICTIONS

     Excluding any common shares purchased in this offering, as of June 30, 2000, Canadian residents held 3,613,000 common shares and options to purchase 538,400 common shares. Under applicable Canadian securities laws, all such previously issued common shares or common shares issuable upon exercise of previously issued options may not be sold or otherwise disposed of for value, except pursuant to a prospectus, a discretionary exemption or a statutory exemption available only in specific limited circumstances, until we have been a reporting issuer in good standing for at least 12 months. Sales of our common shares by shareholders that are control persons, as that term is defined under Canadian securities law, are also restricted. We will become a reporting issuer when we file this prospectus with the applicable Canadian securities regulatory authorities and when those authorities issue receipts for the prospectus. We expect that the receipts will be issued on or about the date of this prospectus. We intend to apply to the applicable Canadian securities regulatory authorities for a discretionary exemption that would permit sales of our common shares by employees, consultants or other service providers who are resident in Canada and who acquire common shares upon the exercise of stock options, after we have been a reporting issuer for 180 days, provided that the particular employee, consultant or service provider has held the common shares or stock options for a combined period of at least one year, and that the sale is made through the facilities of The Toronto Stock Exchange or the Nasdaq National Market.

     If the discretionary exemption is granted or other steps are taken in order
to permit the sale of such common shares,        common shares presently issued
or issuable upon the exercise of outstanding and vested options, which would otherwise be subject to the resale restrictions described above, will be eligible for resale commencing 180 days after the completion of this offering.

                            INCOME TAX CONSEQUENCES

     BECAUSE CANADIAN AND UNITED STATES TAX CONSEQUENCES MAY DIFFER FROM ONE HOLDER TO THE NEXT, THE DISCUSSION SET OUT BELOW DOES NOT PURPORT TO DESCRIBE ALL OF THE TAX CONSIDERATIONS THAT MAY BE RELEVANT TO YOU AND YOUR PARTICULAR SITUATION. ACCORDINGLY, YOU ARE ADVISED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE UNITED STATES AND CANADIAN FEDERAL, PROVINCIAL, STATE AND OTHER TAX CONSEQUENCES OF INVESTING IN OUR COMMON SHARES. THE STATEMENTS OF UNITED STATES AND CANADIAN TAX LAW SET OUT BELOW ARE BASED ON THE LAWS AND INTERPRETATIONS IN FORCE AS OF THE DATE OF THIS PROSPECTUS, AND ARE SUBJECT TO ANY CHANGES OCCURRING AFTER THAT DATE.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR UNITED STATES INVESTORS

     In this summary, a "U.S. holder" means a person who, for the purposes of the Canada-United States Income Tax Convention (1980) (the "Convention"), is a resident of the United States and not of Canada and who, for the purposes of the Income Tax Act (Canada) (the "Income Tax Act"):

     - deals at arm's length with us;

     - is the beneficial owner of our common shares;

     - holds our common shares as capital property;

     - does not use or hold and is not deemed to use or hold our common shares in the course of carrying on a business in Canada; and

     - is not an insurer for whom our common shares constitute designated insurance property.

     Our common shares will generally be capital property to a U.S. holder unless it is held in the course of carrying on a business, in an adventure in the nature of trade or as "mark-to-market" property for purposes of the Income Tax Act. This summary does not apply to a U.S. holder that is a "financial institution" for purposes of the mark-to-market rules contained in the Income Tax Act.

     This summary is based on the current provisions of the Income Tax Act and the regulations in force under the Income Tax Act on the date of this prospectus, the Convention, counsel's understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency (the "Agency"), formerly Revenue Canada, all specific proposals to amend the Income Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date of this prospectus and all judicial decisions currently in effect.

     This summary is not exhaustive and, except for the proposed amendments to the Income Tax Act, does not take into account or anticipate prospective or retrospective changes in the law or the administrative or assessing practices of the Agency, whether by judicial, governmental or legislative action or interpretation, nor does it take into account tax legislation or considerations of any province or territory of Canada. Because Canadian tax consequences may differ from one holder to the next, this summary does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. You are advised to consult your own tax advisor.

DIVIDENDS

     Dividends paid, credited or deemed to have been paid or credited on our common shares are subject to Canadian withholding tax under the Income Tax Act at the rate of 25%, although this rate may be reduced by the provisions of an applicable income tax treaty. Under the Convention, U.S. holders who beneficially own the dividends will generally be subject to a 15% withholding tax on the gross amount of such dividends. In the case of a U.S. holder that is a corporation which beneficially owns at least 10% of our voting shares, the applicable rate of withholding tax on dividends will generally be reduced to 5%.

DISPOSITIONS

     Under the Income Tax Act, assuming you are a U.S. holder and provided our common shares are listed on a prescribed stock exchange, which includes the Toronto Stock Exchange and the Nasdaq National Market, you will generally be exempt from Canadian tax on a capital gain realized on an actual or deemed disposition of the common shares unless you, persons with whom you did not deal at arm's length or you together with such persons owned or had rights to acquire 25% or more of our issued shares of any class at any time during the five year period before the actual or deemed disposition.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material United States federal income tax considerations arising from the acquisition, ownership and disposition of our common shares by a United States holder. A United States holder is:

     - an individual citizen or resident of the United States;

     - a corporation created or organized in or under the laws of the United States or any of its political subdivisions; or

     - an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     This summary deals only with common shares that are held as a capital asset by a United States holder, and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as:

     - dealers or traders in securities or currencies;

     - financial institutions or other United States holders that treat income in respect of our common shares as financial services income;

     - life insurance companies;

     - tax-exempt entities;

     - United States holders that hold our common shares as a part of a straddle or conversion transaction or other arrangement involving more than one position or that hedge against currency risks in respect of our common shares;

     - United States holders that own, or are deemed for United States tax purposes to own, 10% or more of the total combined voting power of all classes of our voting shares;

     - United States holders that have a principal place of business or "tax home" outside the United States; or

     - United States holders whose "functional currency" is not the United States dollar.

     The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date of this prospectus; any authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below. The following discussion does not purport to describe all of the tax considerations that may be relevant to you. We advise you to consult your own tax advisor.

DISTRIBUTIONS

     Distributions that we make with respect to our common shares, other than distributions in liquidation and distributions in redemption of shares that are treated as exchanges, will be taxed to United States holders as ordinary dividend income to the extent that the distributions do not exceed the current and accumulated earnings and profits of the Company, as determined for United States federal income tax purposes. The amount treated as a dividend will include any Canadian withholding tax deducted from the distribution. Distributions, if any, in excess of the current and accumulated earnings and profits of the Company, as determined for United State federal income tax purposes, will constitute a nontaxable return of capital to a United States holder and will be applied against and reduce the United States holder's tax basis in our common shares. To the extent that these distributions exceed the tax basis of the United States holder in its shares of our common shares, the excess generally will be treated as capital gain.

     In the case of distributions in Canadian dollars, the amount of the distributions generally will equal the United States dollar value of the Canadian dollars distributed, determined by reference to the spot currency exchange rate on the date of receipt of the distribution by the United States holder, and the United States holder will realize separate foreign currency gain or loss only to the extent that gain or loss arises as a result of foreign currency fluctuations from the date the distribution is received (or deemed received) to the date such distribution is converted into United States dollars. Any foreign currency gain or loss generally will be treated as ordinary income or loss.

     Dividends that we pay will not be eligible for the dividends-received deduction generally allowed to United States corporations under Section 243 of the Code.

SALE OR EXCHANGE

     Upon a sale or exchange of our common shares to a person other than Hydrogenics Corporation, a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the United States holder's adjusted tax basis in the common shares (determined in U.S. dollars). Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the United States holder has held our common shares for more than one year.

FOREIGN TAX CREDIT

     In general, in computing its United States federal income tax liability, a United States holder may elect for each taxable year to claim a deduction or, subject to the limitations on foreign tax credits generally, a credit for foreign income taxes paid or accrued by it, including any non-United States taxes withheld from distributions, if any, that we pay on our common shares. For foreign tax credit purposes, under Section 904(g) of the Internal Revenue Code, in the event that at least 50 percent of our shares (determined by vote or value) is owned, directly, indirectly or by attribution, by United States persons, and subject to the limitations described below, a portion of the dividends that we pay in each taxable year will be treated as United States-source income, depending in general upon the ratio for that taxable year of our United States-source earnings and profits to our total earnings and profits. The remaining portion of our dividends will be treated as foreign-source income and generally will be treated as passive income, subject to the separate foreign tax credit limitation for passive income. The application of Section 904(g) is subject to two limitations. First, if, in any taxable year, we have earnings and profits and less than 10 percent of those earnings and profits are from United States sources, then, in general, dividends that we pay from our earnings and profits for that year will be treated entirely as foreign-source income. Second, because dividends that we pay are treated entirely as foreign-source income under the Canada-United States Income Tax Convention, a United States holder that qualifies for the benefits of the Convention may elect to have the portion of those dividends that would be treated as United States-source income under Section 904(g) instead treated as foreign-source income that is subject to a separate foreign tax credit limitation.

     Gain or loss realized by a United States holder on the sale or exchange of our common shares generally will be treated as United States source gain or loss for United States foreign tax credit purposes.

     If we were to be a passive foreign investment company (see " -- Passive Foreign Investment Companies" below), special rules would apply to the calculation of foreign tax credits.

     The availability of foreign tax credits depends on the particular circumstances of each United States holder. The rules regarding foreign tax credits are complex, and we advise you to consult your own tax advisor.

BACKUP WITHHOLDING TAX

     Backup withholding tax at a rate of 31% may apply to payments of dividends and to payments of proceeds of the sale or other disposition of our common shares within the United States by a non-corporate United States holder, if the holder fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding tax rules. Backup withholding tax is not an additional tax and may be credited against a United States holder's United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

PASSIVE FOREIGN INVESTMENT COMPANIES

     In general, a foreign corporation is a passive foreign investment company for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties, other than certain rents and royalties derived in the active conduct of a trade or business) or (ii) 50% or more of the average of the quarterly values of its assets consists of assets that produce, or are held for the production of, passive income.

     Based on our current and projected income, and our estimates as to the market value of our assets as determined by reference to the expected market value of our common shares when issued, we do not expect to be considered to be a passive foreign investment company. However, because the determination of whether we are a passive foreign investment company is based on the composition of our income and assets from time to time and because the market price of our shares is likely to fluctuate after the offering, there can be no assurance that we will not be considered a passive foreign investment company for any fiscal year. If we are a passive foreign investment company at any time that you own common shares, you generally will be subject to the rules described below, even if we subsequently cease to be a passive foreign investment company. United States holders will be responsible for determining whether we are a passive foreign investment company each year for purposes of applying the rules described below.

     Except as described below regarding the mark-to-market election, if we are considered to be a passive foreign investment company, the following special rules will generally apply to:

     - any gain realized on the sale or other disposition (including a pledge as security for a loan) of our common shares, and

     - any "excess distribution" on the common shares (generally, any distributions received by you on the common shares in a taxable year other than the first year in which you hold the common shares that are greater than 125% of the average annual distributions received by you in the preceding three taxable years, or, if shorter, your holding period for the common shares).

Under these rules:

     - the gain or excess distribution would be allocated ratably over your holding period for the common shares;

     - the amount allocated to the current taxable year and to taxable years before the first day in which we became a passive foreign investment company would be taxed as ordinary income; and

     - the amount allocated to each of the prior taxable years in which we were a passive foreign investment company would be subject to tax at the highest rate of tax in effect for a corporate or individual taxpayer, as applicable, that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax attributable to such prior year.

     Alternatively, as long as the common shares are regularly traded on the Nasdaq National Market (or another qualifying market), you will be able to make a mark-to-market election with respect to the common shares. If you make the mark-to-market election upon acquisition of the common shares, you will be required to include in income as ordinary income each year the excess of the fair market value of the common shares over your adjusted basis in the common shares, and generally will be entitled to deduct as an ordinary loss each year the lesser of (a) the excess of your original or, if applicable, adjusted basis in the common shares over their fair market value, and (b) the excess of the total amount of income included in prior years over the total amount of deductions allowed in prior years under the mark-to-market rules. Your adjusted basis in the common shares will be increased by the amount of any income inclusions and will be decreased by the amount of any deductions. If you dispose of the common shares for an amount in excess of your adjusted basis, the gain will be taxed at ordinary income tax rates.

     You should consult your tax advisor about the availability of the mark-to-market election and whether doing so would be advisable in your specific situation.

     A U.S. investor who owns common shares during any year that we are a passive foreign investment company must file Internal Revenue Service Form 8621, describing any distributions received from the ownership of common shares and any gain realized on the sale or other disposition of common shares.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we have agreed to sell to each underwriter, the number of common shares set forth opposite the name of that underwriter.

                                                              NUMBER OF SHARES
                                                              ----------------
Salomon Smith Barney Inc....................................
CIBC World Markets Inc......................................
BMO Nesbitt Burns Inc.......................................
                                                                  --------
          Total.............................................
                                                                  ========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of particular legal matters by the underwriters' counsel and to other conditions. The obligations of the underwriters under the underwriting agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and upon the occurrence of certain other stated events. The underwriters are obligated to purchase all of the common shares, other than those covered by their over-allotment option described below, if they purchase any of the common shares.

     This offering is being made concurrently in the United States and in all of the provinces of Canada. Subject to applicable law, the underwriters may also offer the common shares outside of the United States and Canada. Broker-dealer affiliates of certain of the underwriters named above may sell common shares in the United States, Canada or elsewhere, as the case may be, in each case pursuant to applicable law.

     The underwriters, for whom Salomon Smith Barney Inc., CIBC World Markets Inc. and BMO Nesbitt Burns Inc. are acting as representatives, propose to offer some of the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the common shares to particular dealers at the public offering price less a concession not in excess of $
per common share. The underwriters may allow, and such dealers may reallow, a
concession not in excess of $     per common share on sales to other dealers. If
all of the common shares are not sold at the initial offering price, the underwriters may change the public offering price and other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

     We have granted to the underwriters an option, exercisable for 30 days from
the date of this prospectus, to purchase up to           additional common
shares at the public offering price less the underwriting commission. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent this option is exercised, each underwriter will be obligated, subject to some conditions, to purchase a number of additional common shares approximately proportionate to that underwriter's initial purchase commitment.

     We and our officers, directors and major shareholders have agreed that, for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common shares or any securities convertible into, or exercisable or exchangeable for, our common shares. In addition, our employees that hold
options to purchase at least                common shares that are either
currently vested or that vest prior to the end of that period will be bound by the same obligation. Salomon Smith Barney Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

     Prior to this offering, there has been no public market for our common shares. Consequently, the initial public offering price for the common shares was determined by negotiation among us and the representatives. Among the factors considered in determining the initial public offering price were:

     - our record of operations;

     - our current financial conditions;

     - our future prospects;

     - our markets;

     - the economic conditions in and future prospects for the industry in which we operate;

     - our management; and

     - currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us.

     The prices at which common shares will sell in the public market after this offering may, however, be lower than the price at which they are sold by the underwriters. Additionally, an active trading market in our common shares may not develop and continue after this offering.

     We intend to apply to have our common shares included for quotation on the Nasdaq National Market under the symbol "HYGS" and to have our common shares listed on The Toronto Stock Exchange under the symbol "HYG."

     The following table shows the underwriting commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common shares.

                                                      NO EXERCISE    FULL EXERCISE
                                                      -----------    -------------
Per Common Share....................................    $               $
Total...............................................    $               $

     At our request, the underwriters will reserve up to 5 percent of the common shares to be sold, at the initial public offering price, to our directors, officers and employees, and other persons having business relationships with us. This directed share program will be administered by Salomon Smith Barney Inc. The number of common shares available for sale to the general public will be reduced to the extent that these individuals purchase any such common shares reserved for issuance under the directed share program. Any reserved common shares that are not purchased through this directed share program will be offered by the underwriters to the general public on the same basis as the other common shares offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, in connection with the sales of the reserved shares.

     In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     In accordance with the applicable policies of several Canadian provinces, the underwriters may not, throughout the period of distribution, bid for or purchase common shares. Exceptions, however, exist where the bid or purchase is not made to create the appearance of active trading in, or raising prices of, the common shares. These exceptions include a bid or purchase permitted under the by-laws and rules of The Toronto Stock Exchange relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. We have been advised that in connection with the offering and pursuant to the first exception mentioned above, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares at levels other than those which might otherwise prevail on the open market.

     CIBC Capital Partners, which presently holds preferred shares convertible into 394,000 common shares, representing approximately 9.7% of our common equity, is a division of a Canadian chartered bank. CIBC World Markets Inc., one of the underwriters in this offering, is a wholly-owned subsidiary of the same Canadian chartered bank. Accordingly, CIBC World Markets Inc. may be considered a related and connected issuer of the company for the purposes of applicable Canadian securities laws. The decision of CIBC World Markets Inc. to underwrite this offering was made independently of CIBC Capital Partners. The decision to distribute our common shares was made by us independently of CIBC Capital Partners, although the terms of the offering were established through negotiations between us and the underwriters. CIBC World Markets Inc. will not receive any benefit from this offering other than its portion of the commissions payable by us to the underwriters.

     We estimate that our total expenses for this offering will be $          .

     We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933 or under applicable Canadian Securities laws, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     Osler, Hoskin & Harcourt LLP, Toronto, Ontario is acting as our Canadian legal counsel with respect to this offering and will pass upon the legality of the common shares offered by this prospectus. Brobeck, Phleger & Harrison LLP, New York, New York, is acting as our U.S. legal counsel with respect to the offering. Certain U.S. legal matters will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form F-1 covering the common shares being sold in this offering. We have not included in this prospectus all of the information contained in the registration statement, and you should refer to the registration statement and its exhibits for further information. Any statement regarding any of the contracts or other documents referred to in this prospectus is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this prospectus. You must review the exhibits themselves for a complete description of the contract or document. You may review a copy of the registration statement, including exhibits and schedules filed with it, at the Commission's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates. You may call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. These Commission filings are also available to the public from commercial document retrieval services.

     Prior to this offering, we have not been required to file reports with the Commission. Following consummation of the offering, we will be required to file reports and other information with the Commission under the U.S. Securities Exchange Act of 1934 and with the securities regulators in each of the provinces of Canada under applicable provincial securities legislation. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the Commission at its public reference room. These materials can also be inspected on the Securities and Exchange Commission's Website at http://www.sec.gov, and at the website of the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at http://www.sedar.com.

     We intend to file with the Commission annual reports on Form 20-F. In addition, in order to comply with the rules of The Nasdaq Stock Market, Inc., we intend to furnish to our shareholders an annual report and a proxy statement prior to each of our annual meetings of shareholders. Our annual reports will include financial statements prepared in accordance with accounting principles generally accepted in Canada which, except as will be disclosed therein, will conform in all material respects with accounting principles generally accepted in the U.S. These annual financial statements will be examined by our independent auditors. We also intend to make available quarterly reports containing condensed unaudited financial information for each of the first three quarters of each fiscal year, prepared in accordance with accounting principles generally accepted in Canada.

                               MATERIAL CONTRACTS

     The only material contracts entered into by the Company during the past two year period or to which it has become a party, other than in the ordinary course of business, are as follows:

          1. the Amended and Restated Unanimous Shareholders' Agreement dated January 24, 2000, as amended July 24, 2000, among the Company and its existing shareholders; and

          2. the underwriting agreement dated , 2000 referred to under "Underwriting."

     Copies of these agreements, or the relevant provisions thereof, will be available for inspection at the head office of the Company during normal business hours during the course of distribution and for a period of 30 days thereafter.

                          PURCHASERS' STATUTORY RIGHTS

     Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt by the purchaser of a prospectus and any amendment thereto. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for recission or, in some jurisdictions, damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for recission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to applicable provisions of the securities legislation of the purchaser's province for particulars of these rights or consult with a legal adviser.

                            HYDROGENICS CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTH
  PERIOD ENDED MARCH 31, 2000
Balance Sheets as at March 31, 2000 and December 31, 1999...     F-2
Statements of Operations and Deficit for the three-month
  periods ended March 31, 2000 and 1999.....................     F-3
Statements of Cash Flows for the three-month periods ended
  March 31, 2000 and 1999...................................     F-4
Notes to Financial Statements...............................     F-5
AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER
  31, 1999 AND 1998
Balance Sheets as at December 31, 1999 and 1998.............    F-11
Statements of Operations and Retained Earnings (Deficit) for
  the years ended December 31, 1999, 1998 and 1997..........    F-12
Statements of Cash Flows for the years ended December 31,
  1999, 1998 and 1997.......................................    F-13
Notes to Financial Statements...............................    F-14

                            HYDROGENICS CORPORATION

                                 BALANCE SHEETS
                   AS AT MARCH 31, 2000 AND DECEMBER 31, 1999
                          (EXPRESSED IN U.S. DOLLARS)

                                                              DECEMBER 31,    MARCH 31,
                                                                  1999          2000
                                                                   $              $
                                                              ------------    ---------
                                                                     (UNAUDITED)
ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................     453,380      2,786,920
Accounts receivable and unbilled revenues...................     992,930      2,430,851
Grants receivable...........................................     142,530        176,071
Inventories.................................................     117,210        347,321
Prepaid expenses............................................       8,067         21,461
Income taxes recoverable....................................          --          5,090
                                                               ---------      ---------
                                                               1,714,117      5,767,714
CAPITAL ASSETS..............................................     249,755        392,048
                                                               ---------      ---------
                                                               1,963,872      6,159,762
                                                               =========      =========
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities....................     952,849      1,531,129
Income taxes payable........................................       8,869          9,287
Dividends payable on preferred shares.......................      51,964         98,675
Customer deposits...........................................          --         85,181
                                                               ---------      ---------
                                                               1,013,682      1,724,272
PREFERRED SHARES (NOTE 3)...................................     912,423      4,103,010
                                                               ---------      ---------
                                                               1,926,105      5,827,282
                                                               ---------      ---------
SHAREHOLDERS' EQUITY
SHARE CAPITAL (NOTE 3)......................................     145,273        587,461
DEFICIT.....................................................    (107,506)      (254,365)
CURRENCY TRANSLATION ADJUSTMENT.............................          --           (616)
                                                               ---------      ---------
                                                                  37,767        332,480
                                                               ---------      ---------
                                                               1,963,872      6,159,762
                                                               =========      =========

                            HYDROGENICS CORPORATION

                      STATEMENTS OF OPERATIONS AND DEFICIT
           FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2000 AND 1999
                          (EXPRESSED IN U.S. DOLLARS)

                                                                1999        2000
                                                                 $            $
                                                              --------    ---------
                                                                   (UNAUDITED)
REVENUES....................................................   275,771    1,649,614
COST OF REVENUES............................................   223,977    1,235,861
                                                              --------    ---------
                                                                51,794      413,753
                                                              --------    ---------
OPERATING EXPENSES
Selling and marketing.......................................     6,328       30,751
General and administrative..................................    86,455      343,765
Research and development....................................    75,799      193,210
Research and development grants.............................        --      (59,841)
Depreciation of capital assets..............................     1,998        9,737
                                                              --------    ---------
                                                               170,580      517,622
                                                              --------    ---------
LOSS FROM OPERATIONS........................................  (118,786)    (103,869)
                                                              --------    ---------
OTHER (INCOME) EXPENSES
Accrued dividends and amortization of discount on preferred
  shares....................................................    17,824       66,807
Other interest and bank charges.............................    (5,995)     (18,721)
                                                              --------    ---------
                                                                11,829       48,086
                                                              --------    ---------
LOSS BEFORE INCOME TAXES....................................  (130,615)    (151,955)
                                                              --------    ---------
RECOVERY OF INCOME TAX
Current.....................................................        --       (5,096)
Future......................................................    (9,353)          --
                                                              --------    ---------
                                                                (9,353)      (5,096)
                                                              --------    ---------
NET LOSS FOR THE PERIOD.....................................  (121,262)    (146,859)
RETAINED EARNINGS (DEFICIT) -- BEGINNING OF PERIOD..........   101,228     (107,506)
                                                              --------    ---------
DEFICIT -- END OF PERIOD....................................   (20,034)    (254,365)
                                                              --------    ---------
LOSS PER SHARE (NOTE 5).....................................     (0.04)       (0.05)

                            HYDROGENICS CORPORATION

                            STATEMENTS OF CASH FLOWS
           FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2000 AND 1999
                          (EXPRESSED IN U.S. DOLLARS)

                                                                1999         2000
                                                                 $            $
                                                              --------    ----------
                                                                   (UNAUDITED)
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Loss for the period.........................................  (121,262)     (146,859)
Items not affecting cash
  Depreciation of capital assets............................     1,998        17,974
  Amortization of discount on preferred shares..............     5,305        19,677
  Future income taxes.......................................    (9,353)           --
Net change in non-cash working capital (note 4).............   173,122    (1,009,468)
                                                              --------    ----------
                                                                49,810    (1,118,676)
INVESTING ACTIVITIES
Purchase of capital assets..................................  (120,187)     (162,221)
                                                              --------    ----------
FINANCING ACTIVITIES
Preferred shares issued -- net of issuance costs............        --     3,623,348
                                                              --------    ----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE
  PERIOD....................................................   (70,377)    2,342,451
EFFECT OF EXCHANGE RATE ADJUSTMENTS.........................         -        (8,911)
CASH AND CASH EQUIVALENTS -- BEGINNING OF PERIOD............   818,617       453,380
                                                              --------    ----------
CASH AND CASH EQUIVALENTS -- END OF PERIOD..................   748,240     2,786,920
                                                              ========    ==========
SUPPLEMENTAL DISCLOSURE
Interest paid...............................................        --            --
Income taxes paid...........................................        --            --

                            HYDROGENICS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                            MARCH 31, 2000 AND 1999
                                  (UNAUDITED)
                          (EXPRESSED IN U.S. DOLLARS)
1 DESCRIPTION OF BUSINESS

     Hydrogenics Corporation designs and develops proton-exchange membrane, or PEM, fuel cell systems and subsystems as well as testing and diagnostic equipment. The company's principal customers include automotive companies, fuel cell developers and component suppliers principally located in Canada, the United States and United Kingdom.

2 UNAUDITED INTERIM FINANCIAL STATEMENTS

     The unaudited balance sheet as at March 31, 2000 and the unaudited statements of operations and retained earnings (deficit) and cash flows for the three-month periods ended March 31, 2000 and 1999, in the opinion of management, have been prepared on the same basis as the audited financial statements and include all adjustments necessary for the fair statement of the results of the interim periods. All adjustments reflected in the financial statements are of a normal recurring nature. The data disclosed in the notes to the financial statements for these periods are also unaudited. Results for the three-month periods ended March 31, 2000 and 1999 are not necessarily indicative of the results to be expected for the full year.

     The functional currency of the company is the Canadian dollar. Effective December 31, 1999, the U.S. dollar was adopted as the reporting currency and the financial information for 1999 and prior years has been presented in U.S. dollars in accordance with a translation of convenience method using the exchange rate at December 31, 1999 of U.S.$ 1.00 -- Cdn.$ 1.4433, being the Bank of Canada noon buying rate at December 31, 1999. For periods subsequent to December 31, 1999, the Canadian dollar amounts are translated into the reporting currency using the current rate method, whereby assets and liabilities are translated at the period-end exchange rate, and revenues and expenses are translated at the average exchange rate for the period. Gains or losses from translation into the reporting currency are included in the cumulative translation adjustment in shareholders' equity.

3 SHARE CAPITAL AND PREFERRED SHARES

     The authorized capital stock of the company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. On January 21, 2000, the 3,000,000 issued and outstanding common shares were reduced to 2,812,500 common shares through a reverse share split. The effect of the reverse share split has been recognized retroactively in all share and per share data in the accompanying financial statements and notes.

     The 750,000 Series A (Cdn.$1,500,000) and 510,500 Series B (Cdn.$5,360,250)
preferred shares are cumulative, voting, convertible and redeemable. The preferred shares are redeemable upon demand by the holder at face value plus a 5% annual dividend on the earlier of December 31, 2003 for Series A and January 24, 2005 for Series B, or in the event of non-compliance under the shareholders' agreement. At March 31, 2000, dividends payable amounted to $98,675 (Cdn.$160,753). Conversion for each preferred share may occur at the option of the holder for no consideration into one common share. The number of common shares issuable on conversion will be adjusted in the event that an anti-dilution event occurs pursuant to the operation of the anti-dilution provisions. At conversion, the preferred shareholders are entitled to receive cumulative dividends accrued to the date of conversion. Automatic conversion will occur upon completion of a public underwriting whereby the common shares are listed on a North American stock exchange, the offering price is not less than Cdn.$15 per share, and the net proceeds to the company are not less than Cdn.$15 million. The holders of the preferred shares are entitled to vote with the holders of the common shares as if conversion had occurred.

                            HYDROGENICS CORPORATION

                            MARCH 31, 2000 AND 1999
                                  (UNAUDITED)
                          (EXPRESSED IN U.S. DOLLARS)

     The preferred shares have a liability and equity component. The liability component is $4,103,010 based on the discounted future cash flows to the holders of the preferred shares. The remaining $566,676 is included in other equity within share capital.

ISSUED AND OUTSTANDING

                                                       DECEMBER 31,    MARCH 31,
                                                           1999          2000
                                                            $              $
                                                       ------------    ---------
2,812,500 common shares..............................      20,786        20,786
Other equity.........................................     124,487       566,676
                                                         --------      --------
                                                          145,273       587,461
                                                         ========      ========

     On January 24, 2000, the company issued 510,500 Series B preferred shares for $7.23 (Cdn.$10.50) each in a private placement. The total proceeds received were $3,623,348 (Cdn.$5,261,142), net of share issuance costs of $67,567.

     On January 24, 2000, the company adopted a broad-based employee share option plan. This plan replaces previous employee share purchase arrangements. The number of common shares that may be made subject to option under the share option plan is limited to 663,000. All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the board of directors. As at March 31, 2000, 477,000 options have been issued under this plan with exercise prices ranging from Cdn.$0.32 to Cdn.$7.35. As of March 31, 2000, 186,250 options are fully vested and the remainder vest over periods ranging from two to four years from the date of grant.

                                                                                   WEIGHTED AVERAGE
                                                             OPTIONS FOR COMMON     EXERCISE PRICE
                                                                   SHARES               CDN.$
                                                             ------------------    ----------------
Balance -- December 31, 1999...............................       199,219                1.51
Options granted............................................       277,781                1.69
                                                                  -------                ----
Balance -- March 31, 2000..................................       477,000                1.61
                                                                  =======                ====

     The following table summarizes information about the company's share options outstanding as at March 31, 2000.

                                      WEIGHTED AVERAGE
                                         REMAINING
EXERCISE PRICE   NUMBER OUTSTANDING   CONTRACTUAL LIFE   NUMBER EXERCISABLE
    CDN.$        AT MARCH 31, 2000           $           AT MARCH 31, 2000
--------------   ------------------   ----------------   ------------------
     0.32             187,500            9.6 years             93,750
     2.00             265,000            9.5 years             83,750
     7.35              24,500            9.8 years              8,750
                      -------                                 -------
                      477,000                                 186,250
                      =======                                 =======

                            HYDROGENICS CORPORATION

                            MARCH 31, 2000 AND 1999
                                  (UNAUDITED)
                          (EXPRESSED IN U.S. DOLLARS)

4 STATEMENT OF CASH FLOWS

     Net change in non-cash operating working capital is as follows:

                                                               1999         2000
                                                                 $           $
                                                              -------    ----------
Decrease (increase) in current assets
  Accounts receivable and unbilled revenues.................   43,475    (1,437,921)
  Grants receivable.........................................  (19,051)      (33,541)
  Inventories...............................................   (3,364)     (230,111)
  Prepaid expenses..........................................   (9,084)      (13,394)
  Income taxes recoverable..................................       --        (5,090)
Increase (decrease) in current liabilities
  Accounts payable and accrued liabilities..................  148,156       578,279
  Income taxes payable......................................       --           418
  Dividends payable.........................................   12,990        46,711
  Customer deposits.........................................       --        85,181
                                                              -------    ----------
                                                              173,122    (1,009,468)
                                                              =======    ==========

5 LOSS PER SHARE

     Loss per share is calculated using the weighted average number of common shares outstanding for the year which amounted to 2,812,500 shares in 2000
(1999 -- 2,812,500). No effect has been given to the potential exercise of stock options and conversion of preferred shares in the calculation of fully diluted earnings (loss) per share as the effect would be anti-dilutive.

6 SUBSEQUENT EVENT

  Share options

     The shareholders of the company approved the grant of 24,000, 29,400 and 11,000 additional employee and director options to purchase common shares on April 19, 2000, June 15, 2000 and June 29, 2000, respectively, under the company's amended and restated stock option plan dated April 19, 2000. These options have a ten year term from the date of grant, vest over a four-year period, and allow the holder to acquire common shares for prices ranging from Cdn.$7.35 to Cdn.$35.50. As well, 3,000 options were exercised at Cdn.$2.00 per share in April 2000.

7 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES

     The financial statements have been prepared in accordance with Canadian generally accepted accounting practices (Canadian GAAP), which differ in certain respects from those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP).

                            HYDROGENICS CORPORATION

                            MARCH 31, 2000 AND 1999
                                  (UNAUDITED)
                          (EXPRESSED IN U.S. DOLLARS)

     The reconciliation of net income (loss) based on Canadian GAAP to conform to U.S. GAAP is as follows:

                                                                1999          2000
                                                                  $            $
                                                              ---------    ----------
Net loss for the period based on Canadian GAAP..............   (121,262)     (146,859)
Accrued dividends and amortization of discount on preferred
  shares (i)................................................     17,824        66,807
Change in reporting currency (iv)...........................      5,208            --
Stock-based compensation (ii)...............................         --    (1,012,643)
                                                              ---------    ----------
Net loss for the period based on U.S. GAAP..................    (98,230)   (1,092,695)
Other comprehensive income -- foreign currency translation
  adjustment................................................     17,652           616
                                                              ---------    ----------
Comprehensive loss for the period based on U.S. GAAP........    (80,578)   (1,092,079)
                                                              =========    ==========
Basic and diluted earnings (loss) per share based on U.S.
  GAAP......................................................      (0.04)        (0.41)
Pro forma earnings (loss) per share (vi)....................      (0.03)        (0.28)
Weighted average number of shares used in calculating basic
  and fully diluted earnings (loss) per share...............  2,812,500     2,812,500

     The effect of these adjustments on the shareholders' equity of the company is as follows:

                                                             DECEMBER 31,     MARCH 31
                                                                 1999           2000
                                                                  $              $
                                                             ------------    ----------
Shareholders' equity based on Canadian GAAP................      37,767         332,480
Equity component of preferred shares (i)...................    (124,487)       (566,676)
Cumulative amortization of discount on preferred shares
  (i)......................................................      21,220          40,897
Cumulative stock-based compensation expense (ii)...........     (34,104)     (1,046,747)
Deferred stock-based compensation expense (ii).............     (34,104)       (695,849)
Net change in stock options (ii)...........................      68,208       1,742,596
                                                               --------      ----------
Shareholders' equity (deficiency) based on U.S. GAAP.......                    (193,299)
                                                               ========      ==========

---------------
 (i) Preferred shares

     Under Canadian GAAP, convertible redeemable preferred shares are presented as debt and equity components on the balance sheet. The statement of operations includes a charge for interest on the debt component and dividends. However, under U.S. GAAP, these preferred shares meet the definition of mandatorily redeemable shares, which are considered a component of temporary equity outside of shareholders' equity and dividends are charged directly to equity.

 (ii) Stock-based compensation

      Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options. For U.S. GAAP reporting, the company uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is

                            HYDROGENICS CORPORATION

                            MARCH 31, 2000 AND 1999
                                  (UNAUDITED)
                          (EXPRESSED IN U.S. DOLLARS)

      presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders' equity.

(iii) New accounting standards

      For United States GAAP reporting purposes, the company will be required to adopt FAS 133 "Accounting for Derivative Instruments and Hedging Activities" for the 2001 fiscal year. The company does not use derivative financial instruments for trading purposes and, at present, does not enter into hedging transactions and therefore the impact of FAS 133 on financial reporting will not be material.

      In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an interpretation of ABP Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of APA Opinion No. 25 and among other issues clarifies the definition of an employee for purposes of applying APB Opinion No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, and the accounting consequence of various modifications to the terms of previously fixed stock options or awards. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The company does not expect the application of FIN 44 to have a material impact on the company's financial position or results of operations.

      In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101, as amended by SAB No. 101A, provides guidance on the measurement and timing of revenue recognition in financial statements of public companies. The company does not expect the provisions of SAB 1201 to have a material impact on its financial statements.

 (iv) Change in reporting currency

      The functional currency of the company is the Canadian dollar. Effective December 31, 1999, the company adopted the U.S. dollar as its reporting currency. Under U.S. GAAP, the financial statements, including prior periods, are translated according to the current rate method whereby revenues and expenses are translated at exchange rates prevailing at the respective transaction dates and assets and liabilities are translated at period-end rates. Under Canadian GAAP, at the time of change in reporting currency, the historical financial statements are presented using a translation of convenience whereby all amounts for the current year and comparative figures are translated at the exchange rate prevailing at December 31, 1999. For periods subsequent to December 31, 1999, the Canadian GAAP treatment is consistent with U.S. GAAP.

(v) Comprehensive income

    U.S. GAAP requires disclosure of comprehensive income, which comprises income (loss) and other comprehensive income. The only item of other comprehensive income for the company is the changes to the currency translation adjustment account. Under Canadian GAAP, there is no standard for reporting comprehensive income.

 (vi) Pro forma earnings (loss) per share

      If the company completes a public underwriting for net proceeds of not less than Cdn.$ 15 million occurs, all of the preferred shares will automatically convert into 1,260,500 (1999 -- 750,000) common shares. Unaudited pro forma basic and diluted earnings (loss) per share, computed assuming the conversion of all outstanding preferred shares at the beginning of the periods presented, or at the date of issuance if later, are ($0.28) and ($0.03) for the three-month periods ended March 31, 2000 and March 31, 1999, respectively.

                                AUDITORS' REPORT

TO THE SHAREHOLDERS OF
HYDROGENICS CORPORATION

     We have audited the balance sheets of HYDROGENICS CORPORATION as at December 31, 1999 and 1998 and the statements of operations and retained earnings (deficit) and cash flows for the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years ended December 31, 1999, 1998 and 1997 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers Signature
Chartered Accountants

Toronto, Canada

February 25, 2000

                            HYDROGENICS CORPORATION

                                 BALANCE SHEETS
                        AS AT DECEMBER 31, 1999 AND 1998
                          (EXPRESSED IN U.S. DOLLARS)

                                                                1998         1999
                                                                  $            $
                                                              ---------    ---------
ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................    818,617      453,380
Accounts receivable and unbilled revenues (note 5)..........    353,725      992,930
Grants receivable...........................................     33,489      142,530
Inventories.................................................     28,277      117,210
Prepaid expenses............................................         --        8,067
                                                              ---------    ---------
                                                              1,234,108    1,714,117
CAPITAL ASSETS (NOTE 3).....................................     14,964      249,755
                                                              ---------    ---------
                                                              1,249,072    1,963,872
                                                              =========    =========
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 6)...........    102,014      952,849
Income taxes payable........................................         --        8,869
Future income taxes (note 9)................................      9,354           --
Dividends payable on preferred shares (note 8)..............         --       51,964
                                                              ---------    ---------
                                                                111,368    1,013,682
PREFERRED SHARES (NOTE 8)...................................    891,203      912,423
                                                              ---------    ---------
                                                              1,002,571    1,926,105
                                                              ---------    ---------
SHAREHOLDERS' EQUITY
SHARE CAPITAL (NOTE 8)......................................    145,273      145,273
RETAINED EARNINGS (DEFICIT).................................    101,228     (107,506)
                                                              ---------    ---------
                                                                246,501       37,767
                                                              ---------    ---------
                                                              1,249,072    1,963,872
                                                              =========    =========
COMMITMENTS AND CONTINGENCIES (NOTE 7)

                 /s/ PIERRE RIVARD                                  /s/ NORMAN M. SEAGRAM
---------------------------------------------------  ---------------------------------------------------
                     Director                                             Director

  The accompanying notes form an integral part of these financial statements.

                            HYDROGENICS CORPORATION

            STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                          (EXPRESSED IN U.S. DOLLARS)

                                                              1997         1998         1999
                                                                $            $            $
                                                            ---------    ---------    ---------
REVENUES..................................................     96,598      664,917    2,674,255
COST OF REVENUES..........................................     71,255      414,565    2,105,130
                                                            ---------    ---------    ---------
                                                               25,343      250,352      569,125
                                                            ---------    ---------    ---------
OPERATING EXPENSES
Selling and marketing.....................................     11,139       37,643      125,402
General and administrative................................     16,957       51,185      408,513
Research and development (note 4).........................    123,612       94,239      423,776
Research and development grants (note 7)..................   (131,131)     (49,690)    (261,988)
Depreciation of capital assets............................      1,492        3,678       18,510
                                                            ---------    ---------    ---------
                                                               22,069      137,055      714,213
                                                            ---------    ---------    ---------
INCOME (LOSS) FROM OPERATIONS.............................      3,274      113,297     (145,088)
                                                            ---------    ---------    ---------
OTHER (INCOME) EXPENSES
Accrued dividends and amortization of discount on
  preferred shares........................................         --           --       73,184
Other interest and bank charges...........................        671        1,677       (9,053)
                                                            ---------    ---------    ---------
                                                                  671        1,677       64,131
                                                            ---------    ---------    ---------
INCOME (LOSS) BEFORE INCOME TAXES.........................      2,603      111,620     (209,219)
                                                            ---------    ---------    ---------
INCOME TAX EXPENSE (BENEFIT) (NOTE 9)
Current...................................................      3,834        4,693        8,869
Future....................................................       (450)       7,795       (9,354)
                                                            ---------    ---------    ---------
                                                                3,384       12,488         (485)
                                                            ---------    ---------    ---------
NET INCOME (LOSS) FOR THE YEAR............................       (781)      99,132     (208,734)
RETAINED EARNINGS -- BEGINNING OF YEAR....................      2,877        2,096      101,228
                                                            ---------    ---------    ---------
RETAINED EARNINGS (DEFICIT) -- END OF YEAR................      2,096      101,228     (107,506)
                                                            =========    =========    =========
BASIC AND FULLY DILUTED EARNINGS (LOSS) PER SHARE (NOTE
  12).....................................................      (0.00)        0.04        (0.07)
SHARES USED IN COMPUTING BASIC AND FULLY DILUTED EARNINGS
  (LOSS) PER SHARE........................................  2,812,500    2,812,500    2,812,500

  The accompanying notes form an integral part of these financial statements.

                            HYDROGENICS CORPORATION

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                          (EXPRESSED IN U.S. DOLLARS)

                                                               1997        1998         1999
                                                                 $           $           $
                                                              -------    ---------    --------
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net income (loss) for the year..............................     (781)      99,132    (208,734)
Items not affecting cash
  Depreciation of capital assets............................    1,492        3,678      44,910
  Amortization of discount on preferred shares..............       --           --      21,220
  Future income taxes.......................................     (450)       7,795      (9,354)
Net change in non-cash working capital (note 13)............  (41,921)    (262,428)     66,422
                                                              -------    ---------    --------
                                                              (41,660)    (151,823)    (85,536)
                                                              -------    ---------    --------
INVESTING ACTIVITIES
Purchase of capital assets..................................   (7,386)     (11,218)   (279,701)
                                                              -------    ---------    --------
FINANCING ACTIVITIES
Increase (decrease) in shareholders' advances...............   19,290      (20,405)         --
Issuance of preferred shares (note 8).......................       --    1,015,690          --
Increase (decrease) in bank indebtedness....................   13,627      (13,627)         --
                                                              -------    ---------    --------
                                                               32,917      981,658          --
                                                              -------    ---------    --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE
  YEAR......................................................  (16,129)     818,617    (365,237)
CASH AND CASH EQUIVALENTS -- BEGINNING OF YEAR..............   16,129           --     818,617
                                                              -------    ---------    --------
CASH AND CASH EQUIVALENTS -- END OF YEAR....................       --      818,617     453,380
                                                              =======    =========    ========
SUPPLEMENTAL DISCLOSURE
Interest paid...............................................      600        1,748          --
Income taxes paid...........................................       --           --       3,813

  The accompanying notes form an integral part of these financial statements.

                            HYDROGENICS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                          (EXPRESSED IN U.S. DOLLARS)

1 DESCRIPTION OF BUSINESS

     Hydrogenics Corporation designs and develops proton exchange membrane, or PEM, fuel cell systems and subsystems as well as testing and diagnostic equipment. The company's principal customers include automotive companies, fuel cell developers and component suppliers principally located in Canada, the United States and the United Kingdom.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

     The financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles.

     The functional currency of the company is the Canadian dollar. Effective December 31, 1999, the U.S. dollar was adopted as the reporting currency and the financial information for 1999 and prior years has been presented in U.S. dollars in accordance with a translation of convenience method using the exchange rate at December 31, 1999 of U.S.$1.00 -- Cdn.$1.4433, being the Bank of Canada noon buying rate at December 31, 1999. For periods subsequent to December 31, 1999, Canadian dollar amounts are translated into the reporting currency using the current rate method, whereby assets and liabilities are translated at the period-end exchange rate, and revenues and expenses are translated at the average exchange rate for the period. Gains or losses from translation into the reporting currency are included in the cumulative translation adjustment in shareholder's equity.

  Revenue recognition

     Revenues from long-term contracts are determined under the percentage-of-completion method where revenues are recognized on a pro rata basis in relation to contract costs incurred. Unbilled revenues (included in accounts receivable) represent revenues earned in excess of amounts billed on uncompleted contracts. Revenues, other than revenues for long-term contracts, are recorded when products are delivered.

     The company typically provides a warranty for parts and labour for one year and provides for future warranty costs based on management's best estimates of such costs, taking into account the nature of the contracts.

  Grants and investment tax credits

     Grants to fund various research activities are received from government and other institutions. These grants are recorded as either a liability, a reduction of the cost of the applicable capital assets, or a credit in the statement of operations and retained earnings (deficit) when earned based on the terms and conditions of the agreements under which the assistance is provided to the company. A liability is recorded when repayment of the obligation is probable.

     Investment tax credits related to qualifying research and development expenditures are recorded as either a reduction of the cost of applicable capital assets or credited in the statement of operations and retained earnings (deficit) depending on the nature of the expenditures which gave rise to the credits. Investment tax credits are recognized in the year in which the credits are earned and realization is reasonably assured.

                            HYDROGENICS CORPORATION

                           DECEMBER 31, 1999 AND 1998
                          (EXPRESSED IN U.S. DOLLARS)

  Cash and cash equivalents

     Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with terms of 90 days or less.

  Inventories

     Inventories are primarily raw materials and are valued at the lower of cost, determined on a first-in first-out basis, or market. Market is defined as replacement cost.

  Capital assets

     Capital assets are recorded at the cost less accumulated depreciation. Capital assets are depreciated from the date of acquisition or, in respect of internally constructed research and development equipment, from the time an asset is substantially completed and held ready for use. Depreciation is computed using the declining balance method as follows:

Computer equipment........................................    30% per annum
Office furniture and equipment............................    20% per annum
Research and development equipment........................    30% per annum

  Research and development costs

     Research and product development costs are expensed as incurred until technological feasibility is reached, there is intention to produce or market the developed product and the future market is clearly defined.

     Costs incurred in establishing and acquiring patents and licence agreements are expensed in the year incurred or acquired, unless benefits are reasonably assured.

  Foreign currency translation

     Monetary assets and liabilities denominated in currencies other than the Canadian dollar, the company's functional currency, are translated at the rate of exchange in effect at the end of the year. Revenue and expense items are translated into Canadian dollars at the rate of exchange in effect on the dates transactions occur. Exchange gains or losses are reflected in operations. See note 2 "basis of presentation" regarding the company's reporting currency.

  Fair values of financial instruments

     At December 31, 1999 and 1998, the fair values of cash and cash equivalents, accounts receivable, grants receivable, accounts payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments. Preferred shares are at market terms and accordingly, fair value approximates carrying value.

  Concentration of credit risk

     A substantial portion of the company's accounts receivable are with a limited number of customers. See note 14.

                            HYDROGENICS CORPORATION

                           DECEMBER 31, 1999 AND 1998
                          (EXPRESSED IN U.S. DOLLARS)

  Use of estimates

     The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

  Stock-based compensation

     No compensation expense is recognized when stock options are granted to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

  Income taxes

     Income taxes are provided based on the liability method. Future income taxes arise due to the temporary differences in the assets and liabilities between their accounting and income tax bases. Deferred tax assets are recognized to the extent that realization of such benefits is more likely than not.

3 CAPITAL ASSETS

                                                               1998      1999
                                                                $          $
                                                              ------    -------
Cost
  Computer equipment........................................  17,311     64,738
  Office furniture and equipment............................   3,447     59,724
  Research and development equipment........................      --    175,998
                                                              ------    -------
                                                              20,758    300,460
                                                              ------    -------
Accumulated depreciation
  Computer equipment........................................   5,178     15,903
  Office furniture and equipment............................     616      8,403
  Research and development equipment........................      --     26,399
                                                              ------    -------
                                                               5,794     50,705
                                                              ------    -------
Net
  Computer equipment........................................  12,133     48,835
  Office furniture and equipment............................   2,831     51,321
  Research and development equipment........................      --    149,599
                                                              ------    -------
                                                              14,964    249,755
                                                              ======    =======

                            HYDROGENICS CORPORATION

                           DECEMBER 31, 1999 AND 1998
                          (EXPRESSED IN U.S. DOLLARS)

4 RESEARCH AND DEVELOPMENT

     Research and development expenses consist of the following:

                                                        1997        1998       1999
                                                          $          $           $
                                                       -------    --------    -------
Materials............................................   51,016      58,676    184,113
Labour...............................................   55,889     127,313    188,787
Subcontracts.........................................   26,459      10,010      5,670
Patent costs.........................................    5,457       4,745     18,806
Depreciation of research and development assets......       --          --     26,400
Investment tax credits...............................  (15,209)   (106,505)        --
                                                       -------    --------    -------
                                                       123,612      94,239    423,776
                                                       =======    ========    =======

     The company develops products and related technology using its own resources and through product development and demonstration contracts with various government and public sector agencies. The company owns or is entitled to use the products and technology developed under these contracts.

     The company obtains protection of the intellectual property, which it develops, by filing for patents in Canada, the United States and other countries. Legal expenditures related to such filings in the year are included above.

5 ACCOUNTS RECEIVABLE AND UNBILLED REVENUES

     Accounts receivable and unbilled revenues consist of the following amounts:

                                                          1998        1999
                                                            $           $
                                                         -------    ---------
Accounts receivable....................................  353,725      327,329
Less: Allowance for doubtful accounts..................       --      (13,059)
Unbilled revenues on contracts-in-progress.............       --    1,390,099
Less: Progress payments................................       --     (711,439)
                                                         -------    ---------
                                                         353,725      992,930
                                                         =======    =========

     Progress payments relate to two contracts in progress at year end with unbilled revenues. There are no holdbacks or receivables with extended payment terms.

6 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities include the following accounts:

                                                            1998       1999
                                                              $          $
                                                           -------    -------
Trade accounts payable...................................   41,638    801,302
Accrued liabilities......................................   12,367     30,874
Accrued payroll costs....................................   48,010     34,066
Warranty accrual.........................................       --     86,607
                                                           -------    -------
                                                           102,015    952,849
                                                           =======    =======

                            HYDROGENICS CORPORATION

                           DECEMBER 31, 1999 AND 1998
                          (EXPRESSED IN U.S. DOLLARS)

7 COMMITMENTS AND CONTINGENCIES

     The company has future minimum lease payments under operating leases relating to premises at December 31, 1999 as follows:

                                                        $
                                                     -------
2000.............................................     56,066
2001.............................................     56,066
2002.............................................     32,705
                                                     -------
                                                     144,837
                                                     =======

     The company has entered into repayable contribution and other research and development arrangements with the Department of Natural Resources (DNR), the National Research Council, Canada (NRC), and the University of Quebec at Trois Riviere (UQTR). Under these arrangements, the company will receive up to a cumulative amount of Cdn.$1,417,950 (1998 -- Cdn.$312,000; 1997 -- Cdn.$237,450)
towards agreed upon research and development project costs. The utilized amount of the advances at December 31, 1999 was Cdn.$682,091 (1998 -- Cdn.$303,965 and 1997 -- Cdn.$232,247). In return, DNR, NRC and UQTR have a right to receive as repayments, 1.3% to 4% of gross revenue received by the company as a result of the commercial exploitation of the associated technology. These arrangements will expire in stages between September 30, 2006 and March 31, 2016, or when total payments paid reach the utilized amount of the advance, depending on the terms of the individual contracts. Research and development arrangements that obligate the company to repay the funds regardless of the outcome or commercialization of the research and development are recognized as liabilities.

8 SHARE CAPITAL AND PREFERRED SHARES

     The authorized capital stock of the company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

                                                            1998       1999
                                                              $          $
                                                           -------    -------
ISSUED AND OUTSTANDING
2,812,500 common shares..................................   20,786     20,786
Other equity.............................................  124,487    124,487
                                                           -------    -------
                                                           145,273    145,273
                                                           =======    =======

     During 1998, the company divided the 300 issued and outstanding common shares into 3,000,000 issued common shares, and issued 750,000 Series A preferred shares for $1,039,285 (Cdn.$1,500,000) less issue costs of $23,595. Subsequent to year-end, on January 21, 2000, the number of outstanding common shares was reduced to 2,812,500 through a reverse share split (note 15(c)). The effect of the reverse share split has been recognized retroactively in all share and per share data in the financial statements and notes.

     The Series A preferred shares have a liability and equity component. The liability component is $912,423 (1998 -- $891,203) based on discounted future cash flows to the holders of the preferred shares and are recorded as preferred shares on the balance sheet. The remaining $124,487 (1998 -- $124,487) is included in other equity within share capital. Accrued dividends and amortization of discount on the liability component is charged to the statement of operations in the period.

                            HYDROGENICS CORPORATION

                           DECEMBER 31, 1999 AND 1998
                          (EXPRESSED IN U.S. DOLLARS)

     The 5% cumulative Series A preferred shares are voting, convertible and redeemable. The preferred shares are redeemable upon demand by the holder at face value plus a 5% annual dividend on the earlier of December 31, 2003 or in the event of non-compliance under the shareholders' agreement. At December 31, 1999, dividends payable amounted to $51,964 (Cdn.$75,000) (1998 -- $nil). Conversion may occur at the option of the holder for no consideration, into one common share. The number of common shares issuable on conversion will be adjusted in the event that an anti-dilution event occurs pursuant to the operation of the anti-dilution provisions. At conversion, the preferred shareholders are entitled to receive cumulative dividends accrued to the date of conversion. Automatic conversion will occur upon completion of a public underwriting whereby the common shares are listed on a North American stock exchange, the offering price is not less than Cdn.$15 per share, and the net proceeds to the company are not less than Cdn.$ 15 million. The holders of the preferred shares are entitled to vote with the holders of the common shares as if conversion had occurred.

     In July 1999, the company issued 199,219 options to purchase common shares to an employee. 58,594 of these options have an exercise price of Cdn.$0.32 and the remainder have an exercise price of Cdn.$2.00. These options vest over four years and expire in July 2009. At December 31, 1999, options for 38,086 shares at a weighted-average exercise price of Cdn.$0.71 were exercisable. Under Canadian generally accepted accounting principles, no compensation expense has been recorded in respect of these options.

9 INCOME TAXES

     Significant components of the company's future income tax asset (liability) are as follows:

                                                             1998      1999
                                                              $          $
                                                            ------    -------
Investment tax credits....................................  (9,354)        --
Warranty accrual..........................................      --     18,724
Capital assets............................................      --      2,380
Valuation allowance.......................................      --    (21,104)
                                                            ------    -------
                                                            (9,354)        --
                                                            ======    =======

     The company's computation of income tax expense (benefit) is as follows:

                                                         1997      1998        1999
                                                          $          $          $
                                                        ------    -------    --------
Income (loss) before income taxes.....................   2,603    111,620    (209,219)
Statutory small business rate.........................   22.62%     22.12%      21.62%
                                                        ======    =======    ========
Income tax at statutory rate..........................     589     24,691     (45,233)
  Non-deductible interest.............................      --         --      15,823
  Other permanent differences.........................   2,795    (12,203)      7,821
  Unrecognized benefit of temporary differences.......      --         --      21,104
                                                        ------    -------    --------
Income tax expense (benefit)..........................   3,384     12,488        (485)
                                                        ======    =======    ========

                            HYDROGENICS CORPORATION

                           DECEMBER 31, 1999 AND 1998
                          (EXPRESSED IN U.S. DOLLARS)

10 RELATED PARTY TRANSACTIONS

     In the normal course of operations, the company subcontracts certain manufacturing functions to a company owned by a relative of one of the principal shareholders of Hydrogenics. Billings by this related company for manufacturing functions totalled $177,734 (1998 -- $66,751; 1997 -- $34,303). There were sales to the related company in relation to project work it was involved with totalling $2,769 (1998 -- $35,786; 1997 -- $nil). At December 31, 1999, the
company has an accounts payable balance due to this company of $69,430 (1998 $6,072).

11 LINE OF CREDIT

     The company has an operating line of credit available up to $173,214 (Cdn.$250,000). As of December 31, 1999, the company had not drawn on this line (1998 -- $nil; 1997 -- $13,627). The operating facility includes a general security agreement over all assets.

12 NET EARNINGS (LOSS) PER SHARE

     Net earnings (loss) per share is calculated using the weighted average number of common shares outstanding for the year, adjusted for stock splits, of 2,812,500 shares in 1999 (1998 -- 2,812,500; 1997 -- 2,812,500). No effect has been given to the potential exercise of stock options and conversion of preferred shares in the calculation of fully diluted earnings (loss) per share as the effect would be antidilutive.

13 STATEMENT OF CASH FLOWS

     Net change in non-cash operating working capital is as follows:

                                                       1997        1998        1999
                                                         $          $           $
                                                      -------    --------    --------
Decrease (increase) in current assets
  Accounts receivable and unbilled revenues.........  (15,208)   (314,198)   (639,245)
  Grants receivable.................................  (20,681)      2,754    (109,041)
  Inventories.......................................       --     (28,277)    (88,893)
  Prepaid expenses..................................     (272)      1,016      (8,067)
Increase (decrease) in current liabilities
  Accounts payable and accrued liabilities..........   (9,594)     80,110     850,835
  Income taxes payable..............................    3,834      (3,833)      8,869
  Dividends payable.................................       --          --      51,964
                                                      -------    --------    --------
                                                      (41,921)   (262,428)     66,422
                                                      =======    ========    ========

14 SEGMENTED FINANCIAL INFORMATION

     The company currently operates in a single operating segment being the design and development of PEM fuel cell systems and testing and diagnostic equipment. All the company's operations including

                            HYDROGENICS CORPORATION

                           DECEMBER 31, 1999 AND 1998
                          (EXPRESSED IN U.S. DOLLARS)

capital assets are located in Canada. The distribution of revenue determined by location of customer is as follows:

                                                         1997      1998        1999
                                                          $          $           $
                                                        ------    -------    ---------
Canada................................................   1,676    159,825       76,735
United States.........................................  94,922    505,092    1,753,213
United Kingdom........................................      --         --      794,777
Rest of world.........................................      --         --       49,530
                                                        ------    -------    ---------
                                                        96,598    664,917    2,674,255
                                                        ======    =======    =========

     The company's largest customers comprise the following percentages of total sales:

                                                              1997    1998    1999
                                                               %       %       %
                                                              ----    ----    ----
First.......................................................   70      45      36
Second......................................................   29      23      30
Third.......................................................   --      15      14
Fourth......................................................   --      11       9
Others......................................................    1       6      11
                                                              ---     ---     ---
                                                              100     100     100
                                                              ===     ===     ===

15 SUBSEQUENT EVENTS

     a) SHARE OPTION PLAN

          On January 24, 2000, the company adopted a broad-based employee share option plan. The number of common shares that may be made subject to option under the share option plan is limited to 663,000, of which 477,000 have been granted as at January 24, 2000. All options will be for a term of 10 years from the date of grant unless otherwise determined by the Board of Directors. The share options allow the holder to acquire common shares for prices ranging from Cdn.$0.32 to Cdn.$7.35 per share and vest over periods up to four years.

     b) SHARE ISSUANCE

          On January 24, 2000, the company issued 510,500 5%, Series B preferred shares at $7.27 (Cdn.$10.50) per share for total proceeds of $3,722,396 (Cdn.$5,360,250). The preferred shares are redeemable upon demand by the holder at face value plus a 5% annual dividend on the earlier of January 24, 2005 or in the event of non-compliance under the shareholders' agreement. These shares are cumulative, voting, convertible and redeemable. Conversion may occur at the option of the holder into one common share and there are anti-dilution and automatic conversion provisions similar to the Series A preferred shares.

     c) REVERSE SHARE SPLIT

          On January 21, 2000, the 3,000,000 issued and outstanding common shares were reduced to 2,812,500 common shares through a reverse share split. The effect of the reverse share split has been recognized retroactively in all share and per share data in the accompanying financial statements and notes.

                            HYDROGENICS CORPORATION

                           DECEMBER 31, 1999 AND 1998
                          (EXPRESSED IN U.S. DOLLARS)

     d) SHARE OPTIONS

          Unaudited -- The shareholders of the company approved the grant of 24,000, 29,400 and 11,000 additional employee and director options to purchase common shares on April 19, 2000, June 15, 2000 and June 29, 2000, respectively, under the company's amended and restated stock option plan dated April 19, 2000. These options have a ten year term from the date of grant, vest over a four year period, and allow the holder to acquire common shares for prices ranging from Cdn.$7.35 to Cdn.$35.50. As well, 3,000 options were exercised at Cdn.$2.00 per share in April 2000.

16 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES

     The financial statements have been prepared in accordance with Canadian generally accepted accounting practices (Canadian GAAP), which differ in certain respects from those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP).

     The reconciliation of net income (loss) based on Canadian GAAP to conform to U.S. GAAP is as follows:

                                                                1998         1999
                                                                  $            $
                                                              ---------    ---------
Net income (loss) for the year based on Canadian GAAP.......     99,132     (208,734)
Accrued dividends and amortization of discount on preferred
  shares (i)................................................         --       73,184
Change in reporting currency (iv)...........................     (2,660)       4,851
Stock-based compensation (ii)...............................         --      (34,104)
                                                              ---------    ---------
Net (income) loss for the year based on U.S. GAAP...........     96,472     (164,803)
Other comprehensive income -- foreign currency
  translation...............................................    (39,042)         821
                                                              ---------    ---------
Comprehensive income (loss) based on U.S. GAAP..............     57,430     (163,982)
                                                              =========    =========
Basic and diluted earnings (loss) per share based on U.S.
  GAAP (vi).................................................       0.03        (0.08)
Pro forma earnings (loss) per share (vii)...................       0.03        (0.05)
Weighted average number of shares used in calculating
  earnings (loss) per share.................................  2,812,500    2,812,500

                            HYDROGENICS CORPORATION

                           DECEMBER 31, 1999 AND 1998
                          (EXPRESSED IN U.S. DOLLARS)

     The effect of these adjustments on the shareholders' equity of the company is as follows:

                                                                1998        1999
                                                                 $           $
                                                              --------    --------
Shareholders' equity based on Canadian GAAP.................   246,501      37,767
Equity component of preferred shares (i)....................  (124,487)   (124,487)
Cumulative amortization of discount on preferred shares
  (i).......................................................        --      21,220
Change in reporting currency (iv)...........................    (7,162)         --
Cumulative stock-based compensation expense (ii)............        --     (34,104)
Deferred stock-based compensation expense (ii)..............        --     (34,104)
Net change in stock options (ii)............................        --      68,208
                                                              --------    --------
Shareholders' equity (deficiency) based on U.S. GAAP........   114,852     (65,500)
                                                              ========    ========

---------------
 (i) Preferred shares

     Under Canadian GAAP, convertible redeemable preferred shares are presented as debt and equity components on the balance sheet. The statement of operations includes a charge for interest on the debt component and dividends. However, under U.S. GAAP, these preferred shares meet the definition of mandatorily redeemable shares, which are considered a component of temporary equity outside of shareholders' equity and dividends are charged directly to equity.

 (ii) Stock-based compensation

      Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options. For U.S. GAAP reporting, the company uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stockbased compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders' equity.

      Had the company determined compensation cost based on the fair value method as prescribed in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation," the fair market value of the stock options granted in 1999 would be $108,000 and the pro forma net
      (loss) income would be $(185,000) ($(0.09) loss per share) and $96,472 ($0.03 earnings per share) for the years ended December 31, 1999 and 1998, respectively. Stock options are valued using the Black Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 6.25%, expected life of four years and expected volatility of 100%.

(iii) New accounting standards

      For United States GAAP reporting purposes, the company will be required to adopt FAS 133 "Accounting for Derivative Instruments and Hedging Activities" for the 2001 fiscal year. The company does not use derivative financial instruments for trading purposes and, at present, does not enter into hedging transactions, and therefore the impact of adopting FAS 133 on financial reporting will not be material.

      In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an interpretation of ABP Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of APA Opinion No. 25 and among other issues clarifies the definition of an employee for purposes of applying APB Opinion No. 25, the

                            HYDROGENICS CORPORATION

                           DECEMBER 31, 1999 AND 1998
                          (EXPRESSED IN U.S. DOLLARS)

criteria for determining whether a plan qualifies as a non-compensatory plan, and the accounting consequence of various modifications to the terms of previously fixed stock options or awards. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The company does not expect the application of FIN 44 to have a material impact on the company's financial position or results of operations.

In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101, as amended by SAB No. 101A, provides guidance on the measurement and timing of revenue recognition in financial statements of public companies. The company does not expect the provisions of SAB 1201 to have a material impact on its financial statements.

 (iv) Change in reporting currency

      As discussed in note 2, effective December 31, 1999, the company adopted the U.S. dollar as its reporting currency. Under U.S. GAAP, the financial statements, including prior years, are translated according to the current rate method whereby revenues and expenses are translated at exchange rates prevailing at the respective transaction dates. Under Canadian GAAP, at the time of change in reporting currency, the historical financial statements are presented using a translation of convenience whereby all amounts for the current year and comparative figures were translated at the exchange rate prevailing at December 31, 1999.

      The condensed balance sheets as at December 31, 1999 and 1998, and statements of operations and cash flows for the years ended December 31, 1999 and 1998, after giving effect to the change in reporting currency under U.S. GAAP, are as follows:

                                                          1998         1999
                                                            $            $
                                                        ---------    ---------
Current assets........................................  1,161,670    1,714,117
Total assets..........................................  1,175,756    1,963,872
Current liabilities...................................    104,831      961,718
Mandatorily redeemable preferred shares...............    956,073    1,067,654
Shareholders' equity (deficiency).....................    114,852      (65,500)

                                                          1998        1999
                                                            $           $
                                                         -------    ---------
Revenues...............................................  647,074    2,597,760
Cost of revenues.......................................  403,439    2,044,915
Operating expenses.....................................  133,377      726,909
Income (loss) from operations..........................  110,257     (174,064)
Income (loss) for the period...........................   96,472     (164,803)

                                                           1998        1999
                                                            $           $
                                                         --------    --------
Cash used in operating activities......................  (147,750)    (83,091)
Cash used in investing activities......................   (10,917)   (271,699)
Cash provided by financing activities..................   955,316          --

 (v) Comprehensive income

     U.S. GAAP requires disclosure of comprehensive income which comprises income (loss) and other comprehensive income. The only item of other comprehensive income for the company is the

                            HYDROGENICS CORPORATION

                           DECEMBER 31, 1999 AND 1998
                          (EXPRESSED IN U.S. DOLLARS)

     changes to the currency translation adjustment account. Under Canadian GAAP, there is no standard for reporting comprehensive income.

 (vi) Earnings per share

      The numerator for purposes of calculating earnings (loss) per share has been calculated as follows:

                                                            1998       1999
                                                             $          $
                                                           ------    --------
Net income (loss)........................................  96,472    (164,803)
Less: dividends on preferred shares......................      --      50,475
                                                           ------    --------
Income (loss) applicable to common shares................  96,472    (215,278)
                                                           ======    ========

(vii) Pro forma earnings (loss) per share

      If the company undertakes a public underwriting on a North American exchange for an offering price not less than Cdn.$15 per share and for net proceeds of not less than Cdn.$15 million, all of the Series A preferred shares will automatically convert into 750,000 common shares. Unaudited pro forma earnings (loss) per share, computed assuming the conversion of all outstanding preferred shares at the beginning of the periods presented, or at the date of issuance if later, is ($0.05) and $0.03 for the years ended December 31, 1999 and 1998, respectively.

     UNTIL                , 2000, ALL DEALERS THAT BUY, SELL OR TRADE OUR COMMON
SHARES IN THE UNITED STATES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS, AND IS IN ADDITION TO THE DELIVERY OBLIGATIONS OF DEALERS SUBJECT TO CANADIAN SECURITIES LAWS.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The table below lists the fees and expenses, other than underwriting commissions, which the Registrant will pay in connection with the offering described in this registration statement. All of the expenses are estimates, except for the Securities and Exchange Commission registration fee, the Canadian Securities Regulators Filing Fees, the Nasdaq National Market listing fee, the NASD filing fee and The Toronto Stock Exchange listing fee.

                                                                AMOUNT
                                                                -------
Securities and Exchange Commission Registration Fee.........    $26,400
NASD Filing Fee.............................................    $10,500
Canadian Securities Regulators Filing Fees..................
Nasdaq National Market listing fee..........................
Toronto Stock Exchange listing fee..........................
Legal fees and expenses.....................................
Accounting fees and expenses................................
Printing and engraving expenses.............................
Transfer agent and registrar fees...........................
Miscellaneous expenses......................................
                                                                -------
TOTAL.......................................................    $
                                                                =======

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under both the Canada Business Corporations Act and the Registrant's By-Laws, the Registrant is permitted to indemnify out of its own funds its directors and officers, former directors and officers and their respective heirs and legal representatives against costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made parties because of their position as directors or officers of the Registrant, including an action by or on behalf of the Registrant to procure a judgment in its favor. In order to be entitled to indemnification under this Act and the By-Laws, the directors or officers must act honestly and in good faith with a view to the Registrant's best interests, and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer must have reasonable grounds for believing that his or her conduct was lawful. In addition, in respect of an action by or on behalf of the Registrant to procure a judgment in its favor, a court must approve of the indemnification.

     Under the Amended and Restated Unanimous Shareholders' Agreement, the Registrant agreed to indemnify its directors and their heirs and legal representatives against all costs, charges and expenses, including amounts paid to settle actions or satisfy judgments reasonably incurred by them in respect of any civil, criminal or administrative proceeding to which they are made parties because of being or having been one of its directors, provided that they acted honestly and in good faith with a view to the Registrant's best interests and, in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, they had reasonable grounds to believe that their conduct was lawful.

     Currently, there is no pending litigation or proceeding where a current or past director, officer or employee is seeking indemnification, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification. The Registrant has purchased a liability insurance policy covering its directors and officers and the directors and officers of its subsidiaries.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     1. In December 1998, the Registrant issued and sold an aggregate of 750,000 Series A preferred Shares to one U.S. resident and two non-U.S. residents at $1.3857 per share for an aggregate purchase price of approximately $1,039,000.

     2. In January 2000, the Registrant issued and sold an aggregate of 510,500 Series B preferred Shares to two U.S. residents and eleven non-U.S. residents at $7.23 per share for an aggregate purchase price of approximately $3,691,000.

     3. Through the date of this filing, the Registrant has issued options to its officers, directors, employees and advisors to purchase an aggregate of 538,400 of our common shares.

     Each of these sales was exempt from the registration requirements of the Securities Act of 1933 under Section 4(2) thereof or Regulation S thereunder and from applicable prospectus requirements under Canadian securities legislation.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS

    EXHIBIT NUMBER                       NAME OF DOCUMENT
    --------------                       ----------------
          1.1*     Form of Underwriting Agreement.
          3.1*     Articles of the Registrant.
          3.2      By-laws of the Registrant.
          5.1*     Opinion of Osler, Hoskin & Harcourt LLP with respect to the validity of the shares.
         10.1      Amended and Restated Unanimous Shareholders' Agreement dated
                   January 24, 2000 among the Registrant and its Shareholders.
         10.2      Amending Agreement dated July 24, 2000 among the Registrant and certain of its shareholders.
         10.3*     Stock Option Plan.
         10.4*     Form of Stock Option Agreement.
         10.5      Lease, dated May 19, 1999, by and between the Registrant and
                   Atlantis Real Estate Corporation.
         10.6      Employment letter agreement between Robert Edwards and the
                   Registrant, dated July 16, 1999.
         10.7      Employment letter agreement between Dr. Ravi Gopal and the
                   Registrant, dated March 16, 1998.
         10.8      Offer to Lease dated June 1, 2000 by and between the
                   Registrant and Orlando Corporation.
         23.1*     Consent of Osler, Hoskin & Harcourt LLP (contained in
                   Exhibit 5.1).
         23.2      Consent of PricewaterhouseCoopers LLP.
         24.1      Powers of Attorney (included on the signature pages).

---------------

* To be filed by amendment.

     (b) FINANCIAL STATEMENT SCHEDULES.

     None.

ITEM 17.  UNDERTAKINGS.

     1. The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     3.  The undersigned Registrant hereby undertakes that:

          (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be a part of this registration statement as of the time it was declared effective; and

          (b) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, Ontario, Canada on July 31, 2000.

                                          HYDROGENICS CORPORATION

                                          By: /S/              PIERRE RIVARD
                                            ------------------------------------
                                                       Pierre Rivard
                                                Chief Executive Officer and
                                                        President

                               POWER OF ATTORNEY

     We, the undersigned directors and/or officers of Hydrogenics Corporation (the "Corporation"), hereby severally constitute and appoint Pierre Rivard, Chief Executive Officer and President, Robert Edwards, Vice President Finance, and Boyd Taylor, Vice President Sales and Marketing, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the registration statement on Form F-1, filed with the Securities and Exchange Commission, and any and all amendments to said registration statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                             TITLE
                     ---------                                             -----

                 /s/ PIERRE RIVARD                   President, Chief Executive Officer and Director
---------------------------------------------------  (Principal Executive Officer)
                   Pierre Rivard

               /s/ NORMAN M. SEAGRAM                 Chairman of the Board of Directors
---------------------------------------------------
                 Norman M. Seagram

                /s/ ROBERT EDWARDS                   Vice President Finance, Treasurer and Secretary
---------------------------------------------------  (Principal Financial and Accounting Officer)
                  Robert Edwards

               /s/ JOSEPH CARGNELLI                  Vice President Technology and Director
---------------------------------------------------
                 Joseph Cargnelli

                /s/ BOYD J. TAYLOR                   Vice President Sales and Marketing, Director
---------------------------------------------------
                  Boyd J. Taylor

                     SIGNATURE                                             TITLE
                     ---------                                             -----
                 /s/ BRIAN CARWANA                   Director
---------------------------------------------------
                   Brian Carwana

                 /s/ RAVI B. GOPAL                   Vice President Engineering, Electronics and
---------------------------------------------------  Controls
                 Dr. Ravi B. Gopal

                /s/ DONALD J. LOWRY                  Director
---------------------------------------------------
                  Donald J. Lowry

                  /s/ ROBERT LEE                     Director
---------------------------------------------------
                  Dr. Robert Lee

                           AUTHORIZED REPRESENTATIVE

     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement solely in the capacity of the duly authorized representative of Hydrogenics Corporation in the United States, in the city of Newark, Delaware, on July 31, 2000.

                                          PUGLISI & ASSOCIATES

                                          By:     /s/ DONALD J. PUGLISI
                                            ------------------------------------
                                              Donald J. Puglisi
                                              Managing Director

                               INDEX OF EXHIBITS

    EXHIBIT NO.                       NAME OF DOCUMENT
    -----------                       ----------------
        1.1*    Form of Underwriting Agreement.
        3.1*    Articles of the Registrant.
        3.2     By-laws of the Registrant.
        5.1*    Opinion of Osler, Hoskin & Harcourt LLP with respect to the validity of the shares.
       10.1     Amended and Restated Unanimous Shareholders' Agreement dated
                January 24, 2000 among the Registrant and its Shareholders.
       10.2     Amending Agreement dated July 24, 2000 among the Registrant and certain of its shareholders.
       10.3*    Stock Option Plan.
       10.4*    Form of Stock Option Agreement.
       10.5     Lease, dated May 19, 1999, by and between the Registrant and
                Atlantis Real Estate Corporation.
       10.6     Employment letter agreement between Robert Edwards and the
                Registrant, dated July 16, 1999.
       10.7     Employment letter agreement between Dr. Ravi Gopal and the
                Registrant, dated March 16, 1998.
       10.8     Offer to Lease dated June 1, 2000 by and between the
                Registrant and Orlando Corporation.
       23.1*    Consent of Osler, Hoskin & Harcourt LLP (contained in
                Exhibit 5.1).
       23.2     Consent of PricewaterhouseCoopers LLP.
       24.1     Powers of Attorney (included on the signature pages).

---------------

* To be filed by amendment.